As filed with the Securities and Exchange Commission on February 14, 2011
Registration No. 333-171162

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Frac Tech Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	27-3778624
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

16858 Interstate Highway 20
Cisco, Texas 76437
(817) 850-1008

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dan Wilks
Chief Executive Officer
Frac Tech Services, Inc.
16858 Interstate Highway 20
Cisco, Texas 76437
(817) 850-1008

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joe Dannenmaier Kenn W. Webb Thompson & Knight LLP 1722 Routh Street, Suite 1500 Dallas, Texas 75201 (214) 969-1700	David J. Beveridge Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2011

           Shares

Frac Tech Services, Inc.

Common Stock

We are selling           shares of common stock and the selling stockholders are selling           shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We will apply to list our common stock on The New York Stock Exchange under the symbol “FTS”.

The underwriters have an option to purchase a maximum of           additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 16.

Underwriting
	Price to	Discounts and	Proceeds to	Proceeds to Selling
	Public	Commissions	Issuer	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about          , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse
BofA Merrill Lynch
Citi
Morgan Stanley
RBC Capital Markets
Senior Co-Managers

Jefferies
Johnson Rice & Company L.L.C.
Wells Fargo Securities
Co-Managers

Macquarie Capital
Pritchard Capital Partners, LLC
Raymond James
Simmons & Company International
Stephens Inc. Tudor, Pickering, Holt & Co.

The date of this prospectus is          , 2011.

ILLUSTRATIVE FRAC JOB
Frac Crew
Illustrative Stages
Shale Layer
Scale
2,000 Feet
FRAC TECH

We are responsible for the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Dealer Prospectus Delivery Obligation

Through and including          , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

i

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. Unless otherwise indicated, information presented in this prospectus assumes that the underwriters’ option to purchase additional shares of our common stock is not exercised.

As of the date of this prospectus, we conduct our business through Frac Tech Services, LLC, a Texas limited liability company, and its direct and indirect subsidiaries. Immediately prior to the consummation of this offering, we will consummate a reorganization pursuant to which (i) Frac Tech Holdings, LLC, a Texas limited liability company and the direct parent entity of Frac Tech Services, LLC, will merge with and into Frac Tech Services, LLC, and (ii) Frac Tech Services, LLC will then merge with and into its subsidiary Frac Tech Services, Inc., a Delaware corporation, which will survive the merger and issue the common stock being offered and sold in this offering. The historical financial information presented in this prospectus is the historical consolidated financial information of Frac Tech Holdings, LLC, giving effect to certain prior reorganization transactions pursuant to which that entity was established as the parent company of Frac Tech Services, LLC and its direct and indirect subsidiaries. See “History and Reorganization”. In this prospectus, unless the context otherwise requires, the terms “Frac Tech,” “we,” “us,” “our” or “ours” refer to Frac Tech Holdings, LLC and Frac Tech Services, LLC, together with their subsidiaries and predecessor entities before this reorganization, and to Frac Tech Services, Inc., together with its subsidiaries as of the completion of the reorganization and thereafter. See “History and Reorganization”.

Our Company

We are a leading independent provider of oil and natural gas well stimulation services and products with expertise in high-pressure hydraulic fracturing. Oil and natural gas exploration and production (“E&P”) companies operating in the United States use our services and products primarily to enhance their recovery rates from wells drilled in shale and other unconventional reservoirs. Our operations are vertically integrated, which reduces our operating costs, increases our asset utilization, improves our supply chain flexibility and responsiveness and ultimately enhances our financial performance and ability to provide high quality customer service. We use proprietary designs to manufacture durable equipment that we believe gives us a competitive advantage in the most demanding applications. In response to the high demand for our hydraulic fracturing services, we expanded our business in 2007 and 2008 by acquiring raw sand reserves and commencing sand mining and processing operations, and in January 2009 we began full operation of our first resin-coating sand facility. These reserves and operations provide us with ready access to raw sand and resin-coated sand, the two principal proppants we use in our operations.

Our revenues have grown from $214.4 million in 2006 to $[          ] million in 2010, a compound annual growth rate of [     ]%. We are benefitting from a number of positive industry developments, including a dramatic increase in the amount and efficiency of horizontal drilling activity, an increase in the number of hydraulic fracturing stages per well and an increase in drilling activity in oil- and liquids-rich shale formations. These trends, together with the E&P industry’s recovery from the downturn it experienced in 2008 and 2009, have led to increased asset utilization in our industry and a tight supply of fracturing fleets, proppants and other fracturing-related services and products. We also believe there is growing international interest in horizontal drilling and fracturing methods, and we intend to evaluate these opportunities as they arise.

Our operations are focused primarily in unconventional oil and natural gas formations in the Haynesville Shale in northwestern Louisiana and east Texas, the Marcellus Shale in the Appalachian Basin in Pennsylvania and West Virginia, the Eagle Ford Shale in south Texas, and the Permian Basin in west Texas and southeastern New Mexico. We believe we have the largest market share of any hydraulic fracturing service provider in the Haynesville Shale and Marcellus Shale based on number of fleets. We are also a leading service provider in the Eagle Ford Shale, where we have plans to significantly expand our operations in 2011. In recent periods, we have obtained an increasing number of engagements in connection with oil-directed drilling, particularly in the Eagle Ford Shale and the Permian Basin. We expect to deploy new fleets in additional regions with significant oil- and liquids-directed drilling activity in 2011, which may include the Bakken Shale in North Dakota and Montana, the Niobrara Shale in Colorado, Wyoming and Nebraska and various areas in Oklahoma including the Granite Wash. The customers we currently serve are primarily large E&P companies such as Petrohawk Energy Corporation, XTO Energy Inc. (which is a subsidiary of Exxon Mobil Corporation), Chesapeake Energy Corporation and Range Resources Corporation.

We own and operate fleets of mobile hydraulic fracturing units and other auxiliary heavy equipment to perform fracturing services. Our hydraulic fracturing units consist primarily of a high pressure hydraulic pump, a diesel engine, a transmission and various hoses, valves, tanks and other supporting equipment that are typically mounted to a flat-bed trailer. The group of fracturing units, other equipment and vehicles necessary to perform a typical fracturing job is referred to as a “fleet” and the personnel assigned to each fleet are commonly referred to as a “crew”. In areas where we operate on a 24-hour-per-day basis, we typically staff two crews per fleet. At December 31, 2010, we operated 23 hydraulic fracturing fleets with approximately 996,250 horsepower in the aggregate.

We believe the vertical integration of our operations, which provides the ready availability of the equipment and products that are necessary to our business, provides us with a significant competitive advantage. We manufacture all the hydraulic fracturing units in our fleets as well as substantially all the high-pressure pumps used in our fracturing units. We own and operate sand mines, related processing facilities, a resin-coating facility and a distribution network that provide us with a reliable and low cost supply of raw and resin-coated sand. Our raw sand and resin-coating sand operations supplied approximately 65% and 49%, respectively, of the raw sand and resin-coated sand we used as proppants in our hydraulic fracturing operations during 2010. In addition, we formulate and blend some of the chemical compounds that we use in fracturing fluids at our chemical manufacturing facility and research and development laboratories. Our technical staff of engineers, chemists, technicians and a geologist support our operations by optimizing the design and delivery of our equipment, products and services to continually improve the quality, durability and effectiveness of the solutions we provide to our customers.

At full capacity, we are capable of producing up to 20 fracturing units, with an aggregate of approximately 50,000 horsepower, per month. To increase our fracturing units’ durability, reliability, and utilization, we manufacture a proprietary high pressure pump consisting of two key assemblies, a power end and a fluid end. Although the power end of our pumps may last several years, the fluid end, which is the part of the pump through which the fracturing fluid is expelled under high pressure, is a shorter-lasting consumable, often lasting less than one year. We currently have the capacity to manufacture up to 20 power ends and 100 fluid ends per month to equip new fracturing units and to replace the fluid ends on our existing fleets.

We have processing plants at our two sand mines in Texas and Missouri and an additional sand processing plant in Wisconsin. We are currently capable of extracting and processing approximately 2.5 million tons per year of raw sand, which is the most common type of proppant we use in our fracturing operations. As of December 31, 2010, we had an estimated 367 million tons of strategically located sand reserves, which we have classified as “probable” reserves under the SEC’s disclosure rules. Our resin-coating facility can produce 600 million pounds of resin-coated sand annually. We intend to expand our raw sand and resin-coated sand production capacity over the next 12 months. See “Business — Sand Production and Distribution — Sand Production”. In addition to our mines and processing plants, we have seven sand distribution facilities in Texas, Louisiana and Pennsylvania, 110 bulk hauling trailers for highway transportation and more than 1,300 leased rail cars.

Industry Overview

The pressure pumping industry provides hydraulic fracturing and other well stimulation services to E&P companies. Fracturing involves pumping a fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. A propping agent, or

“proppant,” is suspended in the fracturing fluid and keeps open the cracks created by the fracturing process in the underground formation. Proppants generally consist of sand, resin-coated sand or ceramic particles. The total size of the hydraulic fracturing market, based on revenue, was estimated to be approximately $16.0 billion in 2008 and approximately $10.5 billion in 2009 based on data from a 2009 report by Spears & Associates.

The main factors influencing demand for fracturing services in North America are the level of horizontal drilling activity by E&P companies and the fracturing requirements, including the number of fracturing stages and the volume of fluids, chemicals and proppant pumped per stage, in the respective resource plays. The hydraulic fracturing market is cyclical. During 2008 and 2009, market conditions affecting the E&P industry, particularly depressed crude oil and natural gas prices, led to reduced activity, including horizontal drilling. These adverse conditions were the principal reason for the contraction in the size of the hydraulic fracturing market in 2009 noted above. Since late 2009, there has been a significant increase in both horizontal drilling activity and related fracturing requirements, which has increased the demand for our services and products. We believe the revenue generated in the hydraulic fracturing market in 2010 will exceed the revenue generated in 2008.

Industry Trends Impacting Our Business

Increase in Frac Stages Resulting from Horizontal Drilling Activity

Advances in drilling and completion technologies including horizontal drilling and hydraulic fracturing have made the development of many unconventional resources such as oil and natural gas shale formations economically attractive. This has led to a dramatic increase in the development of oil- and natural gas-producing shale formations, or “plays,” in the United States. According to Baker Hughes, Inc., the North American horizontal rig count has risen from 335 at the beginning of 2007 to 947 at the end of December 2010. At the same time, the hydraulic fracturing industry is benefitting from drilling trends that are causing the number of fracturing stages to grow at a faster rate than the horizontal rig count. As E&P companies have become more experienced at developing shale plays, the time required to drill wells has decreased, thus increasing the number of wells drilled per year and hence the number of fracturing stages demanded for a given rig count. At the same time, the length of well laterals is increasing and fracturing stages are being performed at closer intervals, which also is increasing the number of fracturing stages per well. These trends are providing significantly greater revenue opportunities for our services.

Increased Service Intensity in More Demanding Shale Reservoirs

Many of the new shales that have been discovered, such as the Haynesville and Eagle Ford Shales, are high pressure reservoirs that require an increasing number of fracturing stages and more technically sophisticated forms of proppant, such as resin-coated sand and ceramic proppants. The additional horizontal drilling activity, coupled with the demanding characteristics of unconventional reservoirs, has put increasing demands on hydraulic fracturing equipment. Moreover, individual fracturing stages have become more intensive, requiring more fluids, chemicals and proppant per stage. We focus on the most demanding reservoirs where we believe we have a competitive advantage due to the high performance and durability of our equipment and our ability, through our vertical integration, to support high asset utilization that results in more efficient operations. We believe that, within the industry, we manufacture and deploy one of the most durable fluid ends, which is the part of the high pressure pump that requires replacement most frequently.

Increased Asset Utilization

We are ultimately compensated based on the number of fracturing stages we complete. Historically, each of our fleets completed one fracturing stage per day, but our fleets now typically complete multiple stages per day, usually on the same well. In our highest activity regions, our fleets are operating on a 24-hour-per-day, seven-day-per-week basis with two crews rotating to increase asset efficiency. In addition, we are scheduling fracturing jobs that are geographically close to one another in order to increase our asset utilization. While increased asset utilization results in higher levels of stress on our equipment, we have increased our capacity to manufacture, maintain and repair fluid ends and other products, which has bolstered our repair and maintenance capability.

Increased Drilling in Oil- and Liquids-Rich Formations

While the majority of U.S. drilling rigs are currently drilling in natural gas formations, there is increasing activity in oil- and liquids-rich formations such as the Eagle Ford, Bakken and Niobrara Shales and various plays in Oklahoma, including the Granite Wash. Although the E&P industry is cyclical and oil prices have historically been volatile, we believe that many of the oil- and liquids-rich plays are economically attractive at oil prices substantially below the current prevailing oil price. We believe this should provide continued and growing opportunities for our services in the near term.

Tight Supply of Hydraulic Fracturing Fleets, Proppants and Other Products

Due to increased drilling in unconventional formations, the demand for well stimulation services and products has increased dramatically. Consequently, fracturing fleets, proppants, replacement and repair parts and other products became increasingly scarce during 2010, resulting in pricing increases. Based on current market conditions, we expect this trend to continue throughout 2011. We are well positioned to take advantage of the market scarcity due to our vertical integration strategy because we supply our own pumps and most of our proppant requirements and other equipment, and we manufacture and repair our fracturing units in-house.

Growing International Interest in Hydraulic Fracturing

There is growing international interest in the development of unconventional resources such as oil and natural gas shales. This interest has resulted in a number of recently completed joint ventures between major U.S. and international E&P companies related to shale plays in the United States. We believe that these joint ventures, which generally require the international partner to commit to significant future capital expenditures, will provide additional demand for hydraulic fracturing services in the coming years. Additionally, we believe such joint ventures will continue to stimulate development of other oil and natural gas shales outside the United States.

Competitive Strengths

We believe that we have the following competitive strengths:

Vertically Integrated Business

Our vertical integration provides us with a number of competitive advantages. For example, the time between initial order and final delivery of a fracturing unit is significantly reduced as a result of our in-house manufacturing. Moreover, once our units are deployed, they are able to continue to operate with minimal delays for our customers, because our ability to quickly provide replacement fluid ends and other consumables reduces our maintenance turnaround time. Similarly, our raw sand and resin-coating operations provide a reliable source of proppant for our operations. Our sand distribution centers and our transportation infrastructure address the logistical challenges inherent in our business by allowing us to transport and deliver proppant and equipment quickly to our fracturing jobs on short notice.

Because we produce most of the key equipment and products necessary for our operations, we are able to provide swift service while controlling costs. We estimate that our manufacturing costs per fracturing unit is approximately 30% less than we would pay to purchase a similar fracturing unit from outside suppliers and that our manufacturing cost per fluid end is approximately 30% less than we would pay to purchase a similar fluid end from outside suppliers. Similarly, we are able to produce proppants such as raw sand and resin-coated sand and to blend chemicals at lower cost than we would typically pay for such products from outside suppliers. As a result, our vertically integrated business improves our margins, reduces our maintenance capital expenditures and improves our equipment utilization. These factors enable us to provide superior service at competitive prices, thereby increasing customer satisfaction, strengthening our existing customer relationships and helping us to expand our customer base.

High-Quality Fleet

We maintain high-quality fleets of hydraulic fracturing units and related equipment. Our 23 fleets had approximately 996,250 horsepower in the aggregate as of December 31, 2010 and are strategically located throughout our principal markets. We believe our fleets are among the newest, most reliable and highest performing in the industry with the capability of meeting the most demanding pressure and flow rate requirements in the field. Our equipment’s durability minimizes delays and reduces maintenance costs. Moreover, we maintain our high-quality fleets through our manufacturing and repair facilities and our maintenance and repair personnel who work out of our district offices, which allow us to service, repair and rebuild our equipment quickly and efficiently without incurring excessive costs. These factors increase utilization of our fleets and enhance customer satisfaction because of reduced down time and delays.

Advanced Equipment and Products

Our engineering team has enabled us to create what we believe to be one of the most technologically advanced and durable fleets of hydraulic pumps in the industry. We also have chemical blending and research and development facilities where our technical staff designs and improves upon the composition of the chemicals we add to hydraulic fracturing fluids based on specific customer needs and geological factors. For example, we recently filed a U.S. patent application for a new additive that uses nano particles to enhance the recovery of hydrocarbons from significantly depleted hydrocarbon formations. In addition, our technical staff has developed innovative techniques for completing and stimulating wells in unconventional formations that have helped establish us as a market leader in our industry.

Highly Active Customer Base

We have long-standing relationships with many of the leading oil and natural gas producers operating in the United States. Our largest customers include Petrohawk Energy Corporation, XTO Energy Inc., Chesapeake Energy Corporation and Range Resources Corporation. Since 2002, we have broadened our customer base as a result of our technical expertise, high-quality fracturing fleets and reputation for quality and customer service. Our strong customer relationships allow us significant revenue visibility in the near to intermediate term and facilitate our ability to opportunistically expand our business to provide services to our customers in multiple areas in which they have operations. In addition, we have exclusively dedicated a larger portion of our fleets to our largest customers pursuant to informal arrangements and long-term written agreements.

Leading Market Share in Key Unconventional Resource Plays

As a result of our focus on superior service and strong customer relationships, we believe we have leading market shares in the Haynesville and Marcellus Shales. We are rapidly increasing our market share in the Eagle Ford Shale, which is another geologically demanding shale formation. In addition to our current leading positions, we have plans to expand into other prolific unconventional resource plays, such as the Bakken and Niobrara Shales and the Granite Wash, where significant demand exists for high-quality fracturing services. Our leading market positions in the most demanding shale plays create economies of scale that allow us to more efficiently deploy our crews and to increase our productivity, efficiency and performance.

Incentivized Work Force

The managers of our hydraulic fracturing crews are eligible to receive incentive pay per fracturing stage subject to satisfying quality and safety standards. In addition, all of our field employees are eligible to receive incentive pay based on satisfying safety standards. We believe that this incentive program enables us to achieve higher utilization, attract the most competent work force and motivate our employees to continually maintain quality and safety. The incentive pay available under this program may represent a significant supplement to the compensation earned by our fleet managers.

Experienced Management Team

We have an experienced management team that has built our business. Dan Wilks and Farris Wilks, our chief executive officer and chief operating officer, respectively, who founded our company in 2002, each has more than 25 years of oilfield business experience. We recently added Marc Rowland, former Chief Financial Officer of Chesapeake Energy Corporation, as our new President and CFO effective November 1, 2010. Our Executive Vice President of Sales and Operations, Bill Barker, has over 26 years of oilfield business experience. The remainder of our management team is comprised of seasoned operating, marketing, financial and administrative executives, many of whom have prior experience at prominent oilfield service companies such as BJ Services Company, Halliburton Corporation and Schlumberger Limited. Our management team’s extensive experience in and knowledge of the oilfield services industry strengthens our ability to compete and manage our business through industry cycles.

Strategy

We intend to build upon our competitive strengths to grow our business and increase our revenues and operating income. Our strategy to achieve these goals consists of (1) enhancing our vertical integration, (2) increasing our proppant production and distribution and our pump manufacturing capacity, (3) expanding our geographic footprint, (4) focusing on our operational efficiencies and (5) continuing to enhance our contract terms with customers.

Enhance Vertical Integration

We will continue to seek opportunities to further enhance our vertical integration by adding complementary service offerings to improve our customer service. Any new services that we may add will be focused primarily on improving the quality, reliability and deliverability of our existing service offerings.

Increase Proppant Production and Distribution and Pump Manufacturing Capacity

We intend to increase our raw sand production capacity by expanding our three existing processing plants in Texas, Missouri and Wisconsin, and we are seeking to open a third sand mine, as well as a new sand processing plant, in Illinois. In addition, we plan to more than double our resin-coated sand production capacity over the next few years, and we are enlarging our distribution network to support the expansion of our sand operations. We also intend to increase our high pressure pump manufacturing capacity by expanding our existing plants and adding new plants.

Expand Geographic Footprint

We will continue to expand our operations to regions containing unconventional formations that are likely to require multi-stage high-pressure hydraulic fracturing efforts. For example, we recently deployed two new fleets with approximately 80,000 horsepower to serve customers in the Eagle Ford Shale, bringing our total horsepower in that region to approximately 188,000 horsepower. In addition, in response to strong demand for horizontal drilling in oil- and liquids-rich regions, we are contemplating the deployment of fleets to the Bakken Shale in North Dakota and Montana, the Niobrara Shale in Colorado, Wyoming and Nebraska and various areas in Oklahoma including the Granite Wash. We intend to add more hydraulic fracturing fleets to pursue these opportunities. We expect to add 13 new fleets, and additional fracturing units to some of our existing fleets, with an aggregate additional horsepower of approximately 562,000 by the end of 2011. Although we currently have no international operations, we will continue to evaluate those opportunities as they arise.

Focus on Operational Efficiencies

We intend to continue to focus on improving our operational efficiencies to increase our asset utilization and to improve our cost structure. We can quickly reposition our fleet into the most active and profitable markets as demand for hydraulic fracturing services changes in order to maintain fleet utilization, generate additional revenues and improve margins. In certain circumstances, we have deployed multiple crews for a single fleet to allow us to operate our fleets on a 24-hour-per-day, seven-day-per-week basis, and we will continue to look for opportunities to do so. We continue to strive to reduce equipment down time through the use of our regional maintenance centers.

Continue to Enhance Contract Terms with Customers

In response to increased demand and tight supply of fracturing fleets in some of our key markets, at the request of a number of our customers we have informally dedicated one or more of our fleets exclusively to their operations at agreed prices. These arrangements increase our ability to forecast future revenues, increase our ability to deploy our fleets efficiently and enhance our customer relationships. Five of our 23 fleets are informally dedicated to customers under these arrangements.

We have recently begun negotiating written dedicated service agreements with customers. These agreements are typically for two-year terms and require customers to pay us a minimum daily rate or a minimum amount per quarter, which will provide us with more predictability regarding our future revenue. Since October 2010 we have entered into seven of these written contracts with some of our largest customers operating in the Haynesville, Marcellus and Eagle Ford Shales pursuant to which we have agreed to dedicate one or more fleets to their operations. Each of these contracts requires the customer to pay a substantial fee for early termination of the contract, and the prices we charge the customers are subject to increases based on increases in our costs, subject to certain limits. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Generate Our Revenues”. We expect that a majority of the 13 new fleets we plan to deploy by the end of 2011 will eventually operate under written agreements with similar provisions. Each of the remaining fleets will be dedicated to serving multiple customers on an as-available basis, allowing us to retain the flexibility to serve new customers and to redeploy our fleets to new regions as attractive opportunities arise.

History and Reorganization

Frac Tech Services, LLC was formed as a Texas limited partnership in August 2000, and we began providing hydraulic fracturing services to E&P companies in 2002. Since then, we have undertaken several reorganization transactions as a result of which that company has been converted to a Texas limited liability company and all of the other entities through which we conduct business have become direct or indirect wholly owned subsidiaries of Frac Tech Services, LLC, and Frac Tech Holdings, LLC, a Texas limited liability company, was established as our direct parent entity.

In connection with our private offering of $550.0 million aggregate principal amount of our 7.125% Senior Notes due 2018, which closed on November 12, 2010, we established Frac Tech Finance, Inc., a Delaware corporation, for the purpose of acting as co-issuer of those Senior Notes. Frac Tech Finance, Inc. subsequently changed its name to “Frac Tech Services, Inc.” Frac Tech Services, Inc. currently has no assets and no liabilities other than with respect to the Senior Notes. Immediately prior to consummation of our initial public offering of common stock pursuant to this prospectus, Frac Tech Holdings, LLC will be merged with and into Frac Tech Services, LLC, and Frac Tech Services, LLC will be merged with and into Frac Tech Services, Inc. As a result of those mergers, which we refer to collectively as our “Reorganization,” (i) Frac Tech Services, Inc. will survive as the parent company of all of our subsidiaries and will own the assets and conduct the business currently owned and conducted by Frac Tech Services, LLC; (ii) Frac Tech Services, Inc., will be the sole direct obligor under our Senior Notes; (iii) the current beneficial owners of our outstanding equity securities, as described under “Principal and Selling Shareholders,” including the selling shareholders, will receive shares of Frac Tech Services, Inc. common stock in exchange for their current membership interests in Frac Tech Holdings, LLC; and (iv) Frac Tech Services, Inc. will be the issuer of the common stock offered and sold in our initial public offering pursuant to this prospectus.

The following chart sets forth a condensed summary of our organizational structure prior to this offering, and before giving effect to our Reorganization.

(1)	World Investment Group, LLC, a Delaware limited liability company, is owned by Dan Wilks, Farris Wilks and Bill Barker, each of whom is a director and executive officer of the issuer. See “Management — Directors and Executive Officers” and “Principal and Selling Shareholders”.

(2)	Chesapeake Energy Corporation owns its interest in us through its wholly owned subsidiary, Chesapeake Operating, Inc., an Oklahoma corporation. See “Principal and Selling Shareholders”.

(3)	Some of our subsidiaries are owned by an intermediate holding company. All subsidiaries are directly or indirectly wholly owned by Frac Tech Services, Inc., after giving effect to our Reorganization. Chart excludes certain inactive subsidiaries.

The following chart sets forth a condensed summary of our organizational structure after giving effect to our Reorganization and to the consummation of this offering, assuming no exercise of the underwriters’ over-allotment option.

(1)	World Investment Group, LLC, a Delaware limited liability company, is owned by Dan Wilks, Farris Wilks and Bill Barker, each of whom is a director and executive officer of the issuer. See “Management — Directors and Executive Officers” and “Principal and Selling Shareholders”.

(2)	Chesapeake Energy Corporation owns its interest in us through its wholly owned subsidiary, Chesapeake Operating, Inc., an Oklahoma corporation. See “Principal and Selling Shareholders”.

(3)	Some of our subsidiaries are owned by an intermediate holding company. All subsidiaries are directly or indirectly wholly owned by Frac Tech Services, Inc., after giving effect to our Reorganization. Chart excludes certain inactive subsidiaries.

Company Information

Frac Tech Services, Inc., a Delaware corporation, will be the issuer of the shares of common stock being offered pursuant to this prospectus. Frac Tech Services, Inc., as successor to Frac Tech Holdings, LLC, a Texas limited liability company, and Frac Tech Services, LLC, a Texas limited liability company, pursuant to merger transactions to be consummated immediately prior to the closing of this offering, will conduct our business, directly and through its subsidiaries. See “History and Reorganization”. Our principal executive offices are located at 16858 Interstate Highway 20, Cisco, Texas 76437, and our telephone number at that address is (817) 850-1008. Our website address is http://www.fractech.net. However, information contained on our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.

The Offering

Common stock offered by Frac Tech Services, Inc.	shares

Common stock offered by selling shareholders	shares

Common stock outstanding after the offering	shares(1)

Over-allotment option	Frac Tech Services, Inc. and the selling shareholders have granted the underwriters an option, exercisable for 30 days, to purchase up to an aggregate of additional shares of our common stock to cover over-allotments, if any.

Directed share program	We have reserved up to shares of the common stock offered by this prospectus for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. See “Underwriting” for more information.

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of the common stock offered by us, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to use the net proceeds we receive from this offering to exercise our right under the indenture governing our 7.125% Senior Notes due 2018 to redeem up to $192.5 million in aggregate principal amount of Senior Notes, to fund capital expenditures and for general corporate purposes. See “Use of Proceeds”.

We will not receive any of the net proceeds from the sale of the common stock offered by the selling shareholders.

Dividend policy	After this offering, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy”.

New York Stock Exchange symbol (reserved)	FTS

(1)	The common stock that will be outstanding after the offering is based on the shares that will be outstanding immediately prior to the consummation of the offering, after giving effect to the merger transactions described under “History and Reorganization,” which we refer to as our “Reorganization,” and to the issuance of shares of common stock that we propose to issue in this offering, and does not include shares of common stock reserved for issuance under our Long-Term Incentive Plan, of which options to purchase shares are currently outstanding.

Unless otherwise indicated, all information contained in this prospectus:

•	Reflects the consummation of our Reorganization, as described under “History and Reorganization,” and the issuance of shares of common stock to the owners of the equity interests in our parent company, Frac Tech Holdings, LLC, in connection therewith; and

•	Assumes that the underwriters’ over-allotment option granted by us and the selling shareholders for an aggregate of shares of common stock will not be exercised.

Risk Factors

An investment in our common stock involves significant risks. Before investing in our common stock, you should carefully consider all the information contained in this prospectus, including the information under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. Our business, financial condition and results of operations could be materially and adversely affected by many factors, including the following factors and the factors discussed in “Risk Factors” and elsewhere in this prospectus:

•	the cyclical nature of demand for hydraulic fracturing and other stimulation services during completion of oil and natural gas wells or during post-completion recovery enhancement efforts;

•	volatility in market prices for oil and natural gas and in the level of E&P activity in the United States, and the effect of this volatility on the demand for oilfield services generally;

•	changes in legislation and the regulatory environment;

•	liabilities and risks, including environmental liabilities and risks, inherent in oil and natural gas operations;

•	the loss of any of our key executives;

•	continuing or increased competition;

•	our inability to fully protect our intellectual property rights;

•	delays by our customers or by us in obtaining permits necessary for the conduct of our operations; and

•	dependence on a limited number of major customers.

Summary Consolidated Financial Information

The following summary consolidated financial information for each of the years in the [three]-year period ended December 31, [2009] is based on our audited consolidated financial statements included elsewhere in this prospectus. [The summary consolidated financial information for the nine months ended September 30, 2009 and 2010 is based on our unaudited consolidated financial statements included elsewhere in this prospectus.] The summary consolidated financial information for the year ended December 31, 2006 is based on our unaudited consolidated financial statements not included in this prospectus. [In the opinion of our management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition, results of operations and cash flows. The results for interim periods set forth below are not necessarily indicative of the results to be expected for the full year.] The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to our financial statements included elsewhere in this prospectus.

					[Nine Months Ended
	Year Ended December 31,				September 30,]
	2006	2007	2008	2009	[2009]	[2010]
	(Unaudited)				(Unaudited)
	(In thousands, except per share information, ratios and Operating Data)

Income Statement Information:
Revenues	$214,426	$362,462	$573,543	$389,230	$276,328	$806,197
Cost of revenues	103,885	241,293	411,216	345,216	250,185	494,074

Gross profit	$110,541	$121,169	$162,327	$44,014	$26,143	$312,123
Selling and administrative costs	20,731	35,006	81,940	68,386	47,089	74,558
Goodwill impairment	—	—	5,971	—	—	—

Income (loss) from operations	$89,810	$86,163	$74,416	$(24,372)	$(20,946)	$237,565
Interest expense, net	(4,963)	(13,467)	(29,040)	(15,945)	(11,767)	(13,562)
Other income (expense), excluding interest	46	303	(23)	425	1,575	(1,174)

Income (loss) before income taxes	$84,893	$72,999	$45,353	$(39,892)	$(31,138)	$222,829
Income taxes(1)	2,421	1,248	1,994	347	350	2,882

Net income (loss)	$82,472	$71,751	$43,359	$(40,239)	$(31,488)	$219,947

Pro forma net income (loss) (unaudited)
Net income (loss) as reported	$82,472	$71,751	$43,359	$(40,239)	$(31,488)	$219,947
Pro forma adjustment for income tax expense (benefit)(2)	$32,529	$27,949	$15,881	$(16,135)	$(12,673)	$88,561

Pro forma net income (loss) allocable to common shareholders	$49,943	$43,802	$27,478	$(24,104)	$(18,815)	$131,386
Pro forma basic and diluted net income (loss) per common share
Pro forma weighted average common shares outstanding used in basic and diluted net income (loss) per common share(3)

								[Nine Months Ended
	Year Ended December 31,							September 30,]
	2006		2007		2008		2009	[2009]	[2010]
	(Unaudited)							(Unaudited)
	(In thousands, except per share information, ratios and Operating Data)

Other Financial Information (unaudited):
Adjusted EBITDA(4)	$105,449		$124,836		$148,302		$64,868	$41,745	$325,641
Capital expenditures	195,727		292,469		163,040		61,777	34,275	116,202
Cash (end of period)	13,388		1,363		423		26,039	5,134	33,662
Total debt (end of period)	56,387		283,221		325,639		320,685	301,604	167,644
Operating Data (unaudited):
Number of wells fractured	398		750		839		675	552	973
Total fracturing stages		*		*		*	4,786	3,117	7,216
Average revenue per stage		*		*		*	$81,327	$88,652	$111,724
Horsepower (end of period)	213,750		678,250		779,500		802,000	802,000	875,500
Number of fleets deployed (end of period)	11		16		19		20	20	22

*	Unavailable

	As of [September 30,] 2010
	(Unaudited)
			As Further
	Actual	As Adjusted(5)	Adjusted(6)
	(In thousands)

Balance Sheet Information:
Cash	$33,662	$255,462	$
Total assets	930,330	1,152,130
Net property, plant and equipment	593,709	593,709
Long-term debt (including current portion)	167,644	593,044
Owners’ equity	612,286	398,786

(1)	Consists primarily of state franchise taxes treated as income taxes for accounting purposes. Prior to this offering, we have been treated as a partnership for federal income tax purposes and therefore have not directly paid federal or state income taxes on our income.

(2)	Immediately prior to the closing of this offering, we will consummate our Reorganization, pursuant to which Frac Tech Holdings, LLC and Frac Tech Services, LLC will be merged with and into Frac Tech Services, Inc. and the outstanding limited liability company units of Frac Tech Holdings, LLC will be converted into shares of common stock of Frac Tech Services, Inc. Frac Tech Services, Inc., the survivor of such transactions, will be subject to federal and state income taxes. We have computed pro forma tax expense using a 35% corporate-level federal tax rate and a net apportioned state tax rate, incorporating permanent differences.

(3)	The pro forma weighted average common shares outstanding have been calculated as if (a) our Reorganization had been consummated, and outstanding limited liability company units of Frac Tech Holdings, LLC had been converted into shares of common stock of Frac Tech Services, Inc., and (b) our initial public offering of common stock pursuant to this prospectus had been consummated, assuming no exercise of the underwriters’ over-allotment option, in each case at the beginning of the earliest period reported in the table.

(4)	“Adjusted EBITDA” is a non-GAAP financial measure that we define as net income before interest, taxes, depreciation, amortization and gain or loss on sale of assets, as further adjusted to add back amounts charged to income for goodwill impairment related to the discontinuance of the operations of a subsidiary in fiscal year 2008, impairment of service equipment [in the nine months ended September 30, 2010] and other nonrecurring items. “Adjusted EBITDA,” as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, our management believes Adjusted EBITDA may be useful to an investor in evaluating our operating performance because this measure or a similar measure:

• is widely used by investors in the oilfield services industry to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending upon accounting methods, book value of assets, capital structure and the method by which assets were acquired, among other factors;

• helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and

• is used by our management for various purposes including as a measure of performance of our operating entities, and in presentations to our board of managers as a basis for strategic planning and forecasting.

There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies.

The following table reconciles our net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,				[Nine Months Ended September 30,]
	2006	2007	2008	2009	[2009]	[2010]
	(Unaudited)				(Unaudited)
	(In thousands)

Net income (loss)	$82,472	$71,751	$43,359	$(40,239)	$(31,488)	$219,947
Interest expense, net	4,963	13,467	29,040	15,945	11,767	13,562
Income taxes	2,421	1,248	1,994	347	350	2,882
Depreciation and amortization	15,646	38,938	69,200	91,149	63,511	79,807
Goodwill impairment	—	—	5,971	—	—	—
Impairment of service equipment(a)	—	—	—	—	—	9,352
Loss (gain) on sale of assets	(47)	(73)	(442)	(50)	(369)	464
Miscellaneous revenue(b)	(6)	(495)	(820)	(2,284)	(2,026)	(373)

Adjusted EBITDA	$105,449	$124,836	$148,302	$64,868	$41,745	$325,641

(a) The amount shown in the table above for impairment of service equipment relates to a charge taken during the [nine months ended September 30, 2010] resulting from increased use of our equipment in demanding shale reservoirs, which required us to replace the equipment earlier than its originally estimated useful life.

(b) Miscellaneous revenue consists principally of the following: rebates and commissions, for the years ended December 31, 2006 and 2007; settlement discounts and warranty claims, for the year ended December 31, 2008; amortization of deferred gain, for the year ended December 31, 2009; [amortization of deferred gain, for the nine months ended September 30, 2009; and rental income and amortization of deferred gain, for the nine months ended September 30, 2010].

(5)	[As adjusted to give effect to the consummation on November 12, 2010 of our issuance and sale in a private placement of $550.0 million in principal amount of our 7.125% Senior Notes due 2018 and the application of the net proceeds therefrom and certain other transactions that occurred subsequent to September 30, 2010, as described in “Capitalization”.]

(6)	As further adjusted to give effect to the consummation of this offering of common stock and the application of the estimated net proceeds that we will receive from this offering as described in “Use of Proceeds”.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business is cyclical and depends on spending and drilling activity by the onshore oil and natural gas industry in the United States, and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry conditions that are beyond our control.

Our business is cyclical, and we depend on our customers’ willingness to make expenditures to explore for, develop and produce oil and natural gas in the United States. Our customers’ willingness to undertake these activities depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control, including:

•	prices, and expectations about future prices, of oil and natural gas;

•	domestic and worldwide economic conditions;

•	domestic and foreign supply of and demand for oil and natural gas;

•	the price and quantity of imports of foreign oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	available pipeline, storage and other transportation capacity;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the expected rates of decline in production from existing and prospective wells;

•	the discovery rates of new oil and natural gas reserves;

•	federal, state and local regulation of exploration and drilling activities and equipment, material or supplies that we furnish;

•	public pressure on, and legislative and regulatory interest within, federal, state, and local governments to stop, significantly limit or regulate hydraulic fracturing activities;

•	the availability, capacity and cost of disposal and recycling services for used hydraulic fracturing fluids;

•	the availability of water resources for use in hydraulic fracturing operations;

•	weather conditions, including hurricanes that can affect oil and natural gas operations over a wide area and severe winter weather that can interfere with our sand mining operations;

•	political instability in oil and natural gas producing countries;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the price and availability of alternative fuels and energy sources; and

•	uncertainty in capital and commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing.

The level of E&P activity in the United States is volatile. Changes in current or anticipated future prices for crude oil and natural gas are a primary factor affecting spending and drilling activity by E&P companies, and decreases in spending and drilling activity can cause rapid and material declines in demand for fracturing services. A reduction in the activity levels of our customers would cause a decline in the demand for our services and could adversely affect the prices that we can charge or collect for our services. In addition, any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and, therefore, would affect demand for the services we provide. A material decline in oil and natural gas prices or drilling activity levels or sustained lower prices or activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flow.

A substantial portion of our revenues in 2010 was derived from our activities in the Haynesville Shale. Drilling activity in the Haynesville Shale may be reduced due to lower natural gas prices, which could adversely impact our revenues.

In 2009, declines in prices for oil and natural gas, together with adverse changes in the capital and credit markets, caused many E&P companies to reduce capital budgets and drilling activity. This trend resulted in a significant decline in demand for our services, had a material negative impact on the prices we were able to charge our customers, and adversely affected our equipment utilization and results of operations. We were in default with respect to certain covenants under our prior senior secured revolving credit facility as of December 31, 2009, which we resolved by entering into an amendment and forbearance agreement in January 2010 and an amended and restated facility in May 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”. Future cuts in spending levels or drilling activity could have similar adverse effects on our operating results and financial condition, and such effects could be material.

Any future decreases in the rate at which oil or natural gas reserves are discovered or developed, or any increase in in-house fracturing capabilities by E&P companies, could decrease the demand for our services.

Reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves, in our market areas, whether due to increased governmental regulation, limitations on exploration and drilling activity or other factors, could have a material adverse impact on our business even in a stronger oil and natural gas price environment. In addition, some E&P companies have begun performing hydraulic fracturing on their wells using their own equipment and personnel. Any increase in the development and utilization of in-house fracturing capabilities by E&P companies could decrease the demand for our services and have a material adverse impact on our business.

We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

Our operations are subject to stringent federal, state and local laws and regulations relating to, among other things, protection of natural resources, wetlands, endangered species, the environment, health and safety, waste management, waste disposal, and transportation of waste and other materials. Our operations pose risks of environmental liability, including leakage from our operations to surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict, joint and several liability. Therefore in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, third parties. Actions arising under these laws and regulations could result in the shutdown of our operations, fines and penalties, expenditures for remediation or other corrective measures, and claims for liability for property damage, exposure to hazardous materials or hazardous waste, or personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include the assessment of administrative, civil or criminal penalties, revocation of permits, temporary or permanent cessation of operations in a particular location and issuance of corrective action orders. Such claims or sanctions and related costs could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition and results of operations. An increase in regulatory requirements on oil and gas exploration and completion activities could significantly delay or interrupt our operations.

If we do not perform in accordance with government, industry or our own safety standards, we could lose business from certain customers, many of whom have an increased focus on safety issues as a result of recent incidents, such as the Macondo Well event in the Gulf of Mexico, and governmental initiatives on safety and environmental issues related to E&P activities.

Laws protecting the environment generally have become more stringent over time and we expect them to continue to do so, which could lead to material increases in our costs for future environmental compliance and remediation. See “Business — Environmental Regulation” for more information on the environmental laws and government regulations that are, or may be in the future, applicable to us.

On June 9, 2009, companion bills entitled the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act of 2009 were introduced in the United States Senate (S. 1215) and House of Representatives (H.R. 2766). Currently, unless the fracturing fluid used in the hydraulic fracturing process contains diesel, hydraulic fracturing operations are exempt from regulation under the federal Safe Drinking Water Act. The FRAC Act would have removed the permit exemption and required the federal Environmental Protection Agency, commonly referred to as the EPA, to promulgate regulations on hydraulic fracturing. Further, states with delegated authority to implement the Safe Drinking Water Act would have been required to modify their programs to remain consistent with any new federal regulations. The FRAC Act would also have required persons conducting hydraulic fracturing, such as us, to disclose the chemical constituents, but not the proprietary formulas, of their fracturing fluids to a regulatory agency. This Act would have made the information public via the internet, which could have made it easier for third parties opposed to the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect the environment, including groundwater, soil or surface water. Neither bill, however, was considered by the 111th Congress.

Another bill was introduced in Congress in 2010 that would have required disclosure of chemicals used in hydraulic fracturing operations. The Clean Energy Jobs and Oil Company Accountability Act of 2010 (S. 3663) would have amended the Emergency Planning and Community Right-to-Know Act by requiring any person using hydraulic fracturing for an oil or natural gas well to submit to the state, or make publicly available, the list of chemicals used in each hydraulic fracturing process (identified by well location and number), including the chemical constituents of mixtures, Chemical Abstracts Service registry numbers, and material safety data sheets. S. 3663, however, would not have required public disclosure of “proprietary chemical formulas.” This bill was not passed by the 111th Congress.

If legislation similar to that introduced in the 111th Congress is introduced and becomes law, the legislation could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs, making it more difficult to perform hydraulic fracturing and increasing our costs of compliance and doing business. Compliance or the consequences of any failure to comply by us could have a material adverse effect on our business, financial condition and operational results. Disclosure of our proprietary chemical formulas to third parties or to the public, even if inadvertent, could diminish the value of those formulas and could result in competitive harm to us.

Several states have considered, or are considering, legislation or regulations similar to the federal legislation described above or are taking action to restrict hydraulic fracturing in certain jurisdictions. In June 2010, the Wyoming Oil and Gas Conservation Commission passed a rule requiring disclosure of hydraulic fracturing fluid content. In October 2010, the Governor of Pennsylvania issued a moratorium on new natural gas development on state forest lands. In November 2010, the Pennsylvania Environmental Quality Board proposed regulations that would require reporting of the chemicals used in fracturing fluids. On December 13, 2010 the Governor of New York issued Executive Order No. 41, which prohibits issuance of state permits for high-volume hydraulic fracturing combined with horizontal drilling until the New York Department of Environmental Conservation completes its Final Supplemental Generic Environmental Impact Statement (“SGEIS”). Under the order, the New York Department of Environmental Conservation must publish a revised draft SGEIS on or about June 1, 2011 and allow a public comment period of at least 30 days. Accordingly, this moratorium is expected to last until at least July 1, 2011. The Delaware River Basin Commission (“DRBC”), a regional body established by a compact between Delaware, New Jersey, Pennsylvania, and New

York, issued a moratorium on new natural gas wells and has proposed new regulations that would require approval from the DRBC for new natural gas projects in the Delaware River Basin. At this time, it is not possible to estimate the potential impact on our business of these state actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing.

On February 18, 2010, the Energy and Commerce Committee of the United States House of Representatives requested that we and other companies provide information concerning the chemicals used in hydraulic fracturing. Subsequently, we received follow-up requests from the Committee for additional information and documentation. We have worked with the Committee’s staff to provide information concerning such chemicals while at the same time acting to protect our proprietary interests and to fulfill our contractually imposed confidentiality obligations to certain customers.

Also, the EPA is reviewing the scope of its existing regulatory authority and evaluating whether and how it can regulate hydraulic fracturing. In 2010, the EPA requested information from several well-servicing companies concerning the chemicals used in hydraulic fracturing. To date, the EPA has not requested information from us. In addition, in March 2010, the EPA announced its intention to conduct a comprehensive research study, ordered by Congress, on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. As part of this study, the EPA is conducting public hearings across the country. The EPA study, depending on its results, could spur further initiatives to regulate hydraulic fracturing under the Safe Drinking Water Act or otherwise. The EPA has announced that the energy extraction sector is one of the sectors designated for increased enforcement over the next three to five years.

Additionally, the EPA’s Tier IV regulations apply to certain off-road diesel engines that are used by us to power equipment in the field. Under these regulations, we are limited in the number of non-compliant off-road diesel engines we can purchase. Until Tier IV-compliant engines that meet our needs are available, these regulations could limit our ability to acquire a sufficient number of diesel engines to expand our fleet and to replace existing engines as they are taken out of service.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.

Our services are subject to inherent hazards that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment, or the suspension of operations. Litigation arising from an accident at a location where our services are provided may cause us to be named as a defendant in lawsuits asserting potentially large claims. We maintain customary insurance to protect our business against these potential losses but such insurance may not be adequate to cover our liabilities. Further, our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. We could become subject to material uninsured liabilities that could have a material adverse effect on our business, financial condition or results of operations. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable.

The loss of key executives would adversely affect our ability to effectively finance and manage our business and obtain and retain customers.

We are dependent upon the efforts and skills of our executives to manage, finance and grow our business and to obtain and retain customers. These executives include:

•	Dan Wilks, Chief Executive Officer;

•	Farris Wilks, Chief Operating Officer;

•	Marc Rowland, President and Chief Financial Officer; and

•	Bill Barker, Executive Vice President of Sales and Operations.

In addition, our development and expansion will require additional experienced management, operations and technical personnel. We cannot assure you that we will be able to identify and retain these employees. Also, the loss of the services of one or more of our key executives could increase our exposure to the other risks described in this “Risk Factors” section. We do not maintain key man insurance on any of our personnel other than Mr. Barker.

Our industry is highly competitive, with intense price competition, which may intensify as our competitors expand their operations.

The markets in which we operate are highly competitive. Contracts are traditionally awarded on a competitive bid basis. The competitive environment has intensified as recent mergers among E&P companies have reduced the number of available customers. Other companies that offer hydraulic fracturing services are larger than we are, offer a broader range of products and services than we do and have resources that are significantly greater than ours. In addition, our competitors have announced plans to significantly increase their horsepower and fleets in the near term. These competitors may be better able to withstand industry downturns, compete on the basis of price and acquire new equipment and technologies, all of which could affect our revenues and profitability. Moreover, other companies may also become vertically integrated, potentially lowering their costs and increasing their margins. Further, we believe one source of our competitive advantage is the superior durability of our fluid ends, which advantage is most pronounced in the most demanding shale formations such as the Haynesville Shale. To the extent drilling activity moves to less demanding shale formations, competition may increase. This competition may cause our business to suffer. We believe that competition for contracts will continue to be intense in the foreseeable future.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

Because of the technical nature of our business, we have trade secrets that we believe provide us with a competitive advantage, including proprietary designs we use in manufacturing our hydraulic fracturing pumps and other equipment and formulas we use in developing and producing the chemicals we use in fracturing fluids. Moreover, although we have filed several patent applications, we do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

Delays in obtaining permits by our customers for their operations or by us for our operations could impair our business.

In most states, our customers are required to obtain permits from one or more governmental agencies in order to perform drilling and completion activities, including hydraulic fracturing. Such permits are typically required by state agencies, but can also be required by federal and local governmental agencies. The requirements for such permits vary depending on the location where such drilling and completion activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions which may be imposed in connection with the granting of the permit. Recently, moratoriums on the issuance of permits have been imposed upon inland drilling and completion activities. For example, the New York Department of Environmental Conservation has effectively ceased issuing permits for drilling and completion activities as it conducts an environmental impact study. On December 13, 2010 the Governor of New York issued Executive Order No. 41, which prohibits issuance of state permits for high-volume hydraulic fracturing combined with horizontal drilling until the New York Department of Environmental Conservation completes its SGEIS. Under the order, the New York Department of Environmental Conservation must publish a revised draft SGEIS on or about June 1, 2011 and allow a public comment period of at least 30 days. Accordingly, this moratorium is expected to last until at least July 1, 2011. The DRBC issued a moratorium on new natural gas wells and has proposed new regulations that would require approval from the DRBC for new natural gas projects in the Delaware River Basin. Wyoming and Colorado have enacted additional regulations applicable to our business activities. Arkansas is presently considering similar regulations. Some of the drilling and completion activities may take place on federal land, requiring leases from the federal government to conduct such drilling and completion activities. In some cases, federal agencies have cancelled oil and gas leases on federal lands. Consequently, our operations in certain areas of the country may be interrupted or suspended for varying lengths of time, causing a loss of revenue and potentially having a materially adverse effect on our operations.

We are also required to obtain federal and state permits in connection with our sand mining and processing activities. These permits impose certain conditions on our operations, some of which require significant expenditures for filtering or other emissions control devices at each of our processing facilities. Changes in these requirements could increase our costs or limit the amount of sand we can process. Any such changes could have a material adverse effect on our financial condition and results of operations.

We are dependent on a few customers operating in a single industry; the loss of one or more customers could adversely affect our financial condition and results of operations.

Our customers are engaged in the E&P business in the United States. Historically, we have been dependent upon a few customers for a significant portion of our revenues. In 2009 and 2010, our three largest customers generated more than 53% and 38%, respectively, of our consolidated revenues. The following table shows the customers who generated more than 10% of our consolidated gross revenues in any of the fiscal years indicated below.

	Percentage of Revenues
	Year Ended
	December 31,
Customer	2008	2009	2010

Petrohawk Energy Corporation	3.3	20.6	16.7
XTO Energy Inc.(1)	24.4	21.9	13.7
Chesapeake Energy Corporation	17.1	10.6	8.3
Range Resources Corporation	3.1	6.7	7.9
Antero Resources Corporation	10.2	*	*

*	Less than 1%.

(1)	XTO Energy Inc. is a subsidiary of Exxon Mobil Corporation.

Our business, financial condition and results of operations will be materially adversely affected if one or more of our significant customers fails to pay us or ceases to engage us for our services on terms that are favorable to us or at all. We frequently provide our services on a project-by-project basis. Although we do have contracts for multiple projects with certain of our customers, most of those contracts are cancellable by either party without penalty.

Future growth in our business could strain our resources, causing us to lose customers and increasing our operating expenses.

We have experienced rapid growth since we began providing hydraulic fracturing services to E&P companies in 2002, and we are currently expanding our operations to take advantage of favorable market conditions. This growth has at times placed a strain on our managerial and operational resources. Any future growth may require us, among other things, to:

•	raise additional capital;

•	expand and improve our operational and financial procedures, infrastructure, systems and controls;

•	hire additional management, accounting or other personnel;

•	improve our financial and management information systems;

•	expand, train and manage a larger workforce; and

•	improve the coordination among our operating, sales and marketing, financial, accounting and management personnel.

Our inability to manage growth effectively or to maintain the quality of our services and products could have a material adverse effect on our business, financial condition or results of operations.

Changes in trucking regulations may increase our costs and negatively impact our results of operations.

For the transportation and relocation of our hydraulic fracturing equipment, sand and chemicals, we operate trucks and other heavy equipment. We therefore are subject to regulation as a motor carrier by the United States Department of Transportation and by various state agencies, whose regulations include certain permit requirements of state highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations by requiring changes in fuel emissions limits, the hours of service regulations that govern the amount of time a driver may drive or work in any specific period, limits on vehicle weight and size and other matters. On May 21, 2010 the Obama Administration announced proposed regulations that would set mileage requirements and emissions limits for medium- and heavy-duty trucks. A final rule is expected by July 30, 2011 effective for the 2014 model year. Associated with this ruling, we may experience an increase in costs related to truck purchases or maintenance. Proposals to increase federal, state, or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. We cannot predict whether, or in what form, any legislative or regulatory changes applicable to our trucking operations will be enacted.

New technology may cause us to become less competitive.

The oilfield service industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent protection. Although we believe our equipment and processes currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technologies or products on a timely basis or at an acceptable cost. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition or results of operations.

Increased labor costs or the unavailability of skilled workers could hurt our operations.

Companies in our industry, including us, are dependent upon the available labor pool of skilled employees. We compete with other hydraulic fracturing businesses, other oilfield services businesses and other employers to attract and retain qualified personnel with the technical skills and experience required to provide our customers with the highest quality service. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages. We cannot assure you that labor costs will not increase. Any increase in our operating costs could have a material adverse effect on our business, financial condition and results of operations.

Union attempts to organize our employees could negatively affect our business.

None of our employees are currently subject to a collective bargaining agreement. As we continue to grow, unions may attempt to organize all or part of our employee base. Responding to such attempts may distract management and employees and may have a negative financial impact on our business as a whole.

Shortages or increases in the costs of products or equipment we use in our operations or parts we use in the manufacture of our equipment could adversely affect our operations in the future.

We do not have long-term contracts with the third party suppliers of many of the products that we use in large volumes in our operations, including many parts we use in the manufacture of our fracturing units and pumps, some of the chemicals we use in fracturing fluids and the fuel we use in our equipment and vehicles. During periods in which fracturing services are in high demand, the availability of the key products used in our industry decreases and the price of such products increases. During such periods in the past, we have experienced delays in obtaining certain parts that we use in manufacturing our fracturing units. We are dependent on a small number of suppliers for certain parts that are in high demand in our industry. For example, we buy all the diesel engines we use in our fracturing units from Caterpillar Inc. and Cummins Inc. and all the transmissions we use in our fracturing units from Caterpillar Inc. and Twin Disc, Inc. Our reliance on a small number of suppliers could increase the difficulty of obtaining such parts in the event of shortage of those parts in our industry. In addition, rising diesel fuel prices have had a significant impact on our expenses, and adversely impacted our earnings, in some periods. Any increase in our operating costs, or difficulty in obtaining enough materials for our operations, could have a material adverse effect on our business, financial condition or results of operations.

We will require additional capital in the future to maintain competitive assets and to expand our existing operations, which may not be available to us.

Our business is capital intensive, requiring specialized equipment and trained personnel to provide services. In order to be kept in good operating condition, our hydraulic fracturing equipment and other assets require continual maintenance and capital expenditures. During 2009, we reduced our capital expenditures for the manufacturing of new fracturing units in response to the deteriorating economic and industry environment we faced, though we did not curtail our maintenance capital expenditures. Beginning in 2010, we increased our capital spending in order to expand our equipment fleet to take advantage of market opportunities and to grow our business, and we intend to continue this expansion in 2011. If we are unable to purchase or manufacture new assets, we may be placed at a competitive disadvantage as our assets may become less efficient than those of our competitors and subject to a higher likelihood of mechanical failure. Moreover, in such a scenario our inability to take advantage of market opportunities may prevent us from growing our business. If we are unable to continue to expand our fleets successfully, our business, financial condition or results of operations could be materially adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures”.

Our ability to expand our existing operations depends on our ability to generate positive cash flow or to raise additional funds through debt or equity financings. Adequate funds may not be available when needed or may not be available on favorable terms. If funding is insufficient at any time in the future, we may be unable to execute our business strategy, service our equipment and other assets, fund acquisitions of new assets, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Severe weather could have a material adverse impact on our business.

Our business could be materially adversely affected by severe weather. Oil and natural gas operations of our customers located in Louisiana and parts of Texas may be adversely affected by hurricanes and tropical storms, resulting in reduced demand for our services. Further, our customers’ operations in the Rocky Mountain and Atlantic Coast regions of the United States may be adversely affected by seasonal weather conditions in the winter months. Adverse weather can also directly impede our own operations. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to facilities and equipment, resulting in suspension of operations;

•	inability to deliver equipment, personnel and products to job sites in accordance with contract schedules;

•	interference with sand mining and processing operations, particularly at our Wisconsin facility and our planned Illinois facility; and

•	loss of productivity.

These constraints could delay our operations and materially increase our operating and capital costs.

Unusually warm winters also adversely affect the demand for our services by decreasing the demand for natural gas.

A third party may claim we infringed upon their intellectual property rights, and we may be subjected to costly litigation.

Our equipment and manufacturing operations may unintentionally infringe upon the patents or trade secrets of a competitor or other company that uses proprietary components or processes in their manufacturing operations, and that company may have legal recourse against our use of their protected information. If this were to happen, these claims could result in legal and other costs associated with litigation, and may distract our management team from their day-to-day running of our business. If found to have infringed upon protected information, we may have to make royalty payments in order to continue using that information, which could substantially increase the costs previously associated with certain products or services, or we may have to discontinue use of the information altogether. In the latter case, we may no longer be able to use the product or to provide the service associated with such protected information.

Risks Relating to the Offering and Our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.

Prior to this offering, our equity securities were not traded on any market. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus, and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

The following factors, among others, could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of reports by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our shareholders, or the perception that such sales may occur;

•	general market conditions, including fluctuations in actual and anticipated future commodity prices; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Purchasers of common stock in this offering will experience immediate and substantial dilution.

Based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $           per share in the pro forma as adjusted net tangible book value per share of common stock from the initial public offering price. Our pro forma as adjusted net tangible book value as of          , 2011 after giving effect to this offering would be $           per share. See “Dilution” for a complete description of the calculation of net tangible book value.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management; we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will have to comply with numerous laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, related regulations of the SEC and the requirements of the New York Stock Exchange, or the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	expand, evaluate and maintain our system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	comply with corporate governance and other rules promulgated by the NYSE;

•	prepare and file annual, quarterly and other periodic public reports in compliance with the federal securities laws;

•	prepare proxy statements and solicit proxies in connection with annual meetings of our shareholders;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

In addition, we also expect that being a public company subject to these rules and regulations will require us to accept less director and officer liability insurance coverage than we desire or to incur substantial costs to obtain such coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee, and qualified executive officers.

We may be unsuccessful in implementing required internal controls over financial reporting.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Our management identified certain material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for fiscal years 2007 and 2008. The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented, or detected and subsequently corrected, on a timely basis. The material weaknesses referred to above included failure to maintain controls adequate to capture, evaluate and record sales and use tax liabilities, which resulted in an underaccrual of $5.6 million related to periods prior to January 1, 2008 and consequently resulted in a restatement of our 2007 financial statements.

Management identified a significant deficiency in our internal control over financial reporting in connection with the preparation of our financial statements for fiscal year 2009. The Public Company Accounting Oversight Board has defined a significant deficiency as a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The significant deficiency related to a manual inventory valuation process. We have implemented a number of actions intended to address this deficiency, but we cannot yet assert that the remediation is or will be effective as we have not yet completed our annual financial reporting process whereby we assess the effectiveness of our controls.

Our management did not identify any material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for fiscal year 2009. However, our efforts to further develop and maintain effective internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Any failure to remediate future deficiencies and to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

We do not intend to pay dividends on our common stock and, consequently, you will have an opportunity to achieve a return on your investment only if the price of our stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future except for certain distributions we plan to make before the closing of this offering, as described under “Dividend Policy”. Additionally, we are currently limited in our ability to make cash distributions to shareholders pursuant to the terms of the indenture governing our Senior Notes, and we anticipate that the new senior secured revolving credit facility we expect to enter into prior to the closing of this offering will also contain covenants restricting our ability to make distributions to shareholders. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay. See “Dividend Policy”.

Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have           outstanding shares of common stock. This number includes           shares that we and the selling shareholders are selling in this offering (assuming no exercise of the underwriters’ over-allotment option), which may be resold immediately in the public market. Following the completion of this offering, certain of our affiliates will own the balance of our outstanding shares of common stock, consisting of           shares or approximately          % of total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future.

As soon as practicable after this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of           shares of our common stock issued or reserved for issuance under our long-term incentive plan, including           shares subject to currently outstanding options. Subject to the satisfaction of vesting conditions, shares registered under that registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our certificate of incorporation authorizes our board of directors to issue and set the terms of preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, we anticipate that our certificate of incorporation and bylaws that will be effective upon consummation of this offering, or after our founders cease to own specified percentages of our outstanding voting stock, will contain provisions that could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders. Such provisions may include:

•	requiring a change of the authorized number of directors to be made by resolution of the board;

•	allowing a majority of the directors then in office, even if less than a quorum, to fill vacancies, including newly-created directorships;

•	requiring the approval of a supermajority of the holders of our outstanding stock to amend or repeal our certificate of incorporation or bylaws;

•	requiring any action of the shareholders to be taken at a duly called annual or special meeting of the shareholders and not by written consent;

•	permitting the removal of a director only for cause and only by the affirmative vote of a supermajority of the holders of our outstanding common stock;

•	limiting the ability of our shareholders to call special meetings; and

•	advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders.

Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a shareholder who beneficially owns more than 15% of our voting stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Our founders, Dan Wilks and Farris Wilks, will retain a majority interest in us and control all major company decisions, and their interests may conflict with the interests of our other shareholders.

After this offering, our founders, Dan Wilks and Farris Wilks, will indirectly own and control a majority of our outstanding common stock and therefore will have the power to control our affairs and policies. See “Principal and Selling Shareholders”. They will also control the election of the board of directors, the appointment of our management, the entry into business combinations or dispositions, and other extraordinary transactions. The interests of Dan Wilks and Farris Wilks could conflict with your interests.

We are a “controlled company” within the meaning of New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, World Investment Group, LLC, an entity controlled by our founders, Dan Wilks and Farris Wilks, will control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nomination/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nomination/corporate governance and compensation committees.

Following this offering, we intend to rely on each of these exemptions. As a result, we will not have a majority of independent directors, our nomination and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other facts that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in these forward-looking statements are reasonable but we cannot assure you that these expectations will prove to be correct. You should not place undue reliance on forward-looking statements included in this prospectus. We do not intend, and do not assume any obligation, to update any forward-looking statements.

Examples of forward-looking statements contained in this prospectus include statements about, among other things:

•	our planned capital expenditures and capital expenditure plans for third parties;

•	our deployment of additional fleets;

•	the expansion of our manufacturing and production facilities and distribution network;

•	our ability to enter into additional dedicated service contracts with customers;

•	our ability to continue to increase or to maintain market share in certain operating regions;

•	our ability to make additional technological advances in the design of our equipment or chemicals;

•	our ability to improve operational efficiencies or to open and successfully operate additional sand processing facilities;

•	our ability to successfully add complementary service offerings and improve customer service;

•	expectations regarding our ability to raise capital;

•	our treatment under governmental regulatory regimes;

•	projections of market prices and costs;

•	supply and demand for oilfield services; and

•	commodity prices.

USE OF PROCEEDS

We will receive net proceeds of approximately $           million from the sale of shares of our common stock in this offering, assuming an initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions of approximately $           million. If the over-allotment option that we have granted to the underwriters is exercised in full, we estimate that the net proceeds to us will be approximately $           million. We will not receive any proceeds from the sale of shares by the selling shareholders, including any shares subject to the over-allotment option that they have granted to the underwriters. The selling shareholders will be responsible for the underwriting discounts and commissions with respect to their shares sold in the offering, but we will pay all other expenses related to this offering, including legal fees and other expenses, incurred by the selling shareholders.

We intend to use the net proceeds to us from this offering to exercise our right under the “equity clawback” provision in the indenture governing our 7.125% Senior Notes due 2018 to redeem up to $192.5 million in aggregate principal amount of Senior Notes, to provide working capital for the operation of our business and for other general corporate purposes.

The following table shows our estimated uses for the net proceeds we receive in this offering, as of December 31, 2010. This table is subject to change based on actual amounts received at the closing of the offering.

Amount
(In millions)

• Redemption of outstanding Senior Notes(1)	$206.2
• Working capital and general corporate purposes	.

$ .

(1)	We intend to redeem 35% of our outstanding Senior Notes at a redemption price of 107.125% of their aggregate principal amount, plus accrued and unpaid interest from November 12, 2010 (the date of issuance) to the date of redemption. The amount shown in the table does not include accrued interest.

Pending our use of any of the net proceeds of this offering for the purposes stated above, we may invest such proceeds in investment grade, short-term, interest-bearing securities or other investments approved by our management.

An increase or decrease of $1.00 in the initial public offering price per share of our common stock would cause the net proceeds that we will receive from the offering, after deducting estimated expenses and underwriting discounts and commissions, to increase or decrease by approximately $           million.

DIVIDEND POLICY

Between September and November 2010, we made distributions to the beneficial owners of our equity securities in the aggregate amount of $230.5 million. We funded $200.0 million of such amount with a portion of the proceeds of our offering of 7.125% Senior Notes due 2018, which we closed on November 12, 2010. The balance, in the aggregate amount of $30.5 million, was distributed prior to that date and funded with cash flow from operations.

We expect to make distributions to the existing beneficial owners of our equity securities in amounts equal to the personal federal income taxes they expect to incur on our estimated net income as a result of our status as a pass-through entity for federal income tax purposes for the 2010 tax year and for the period between January 1, 2011 and the date on which we consummate the Reorganization. We intend to make such distributions, which are commonly referred to as “tax distributions,” prior to the effectiveness of our Reorganization and the closing of this offering so that the amounts distributed will not be subject to additional taxes that would be incurred if we were to make such distributions after we cease to be a pass-through entity as a result of the Reorganization. Although the amount of the personal federal income taxes that will be payable by our beneficial owners in respect of our earnings for such periods will not be known until after the Reorganization, the amount of such tax distributions will be based on our estimated taxable income for such periods and we anticipate that the aggregate amount of such tax distributions will be between $[          ] million and $[          ] million. We expect to fund such distributions with cash flow from operations.

We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends, except those described above, in the foreseeable future. However, our board of directors, in its discretion, may authorize the payment of dividends in the future. Any decision to pay future dividends will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, the indenture governing our Senior Notes contains, and we anticipate that our new senior secured revolving credit facility will contain, covenants that restrict our ability to make distributions to our shareholders. See “Description of Certain Indebtedness”.

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization as of [September 30,] 2010 (a) on an actual basis; (b) as adjusted to give effect to [(i) the consummation on November 12, 2010 of our offering of $550.0 million in aggregate principal amount of our 7.125% Senior Notes due 2018 and the repayment in full of all borrowings under our prior senior secured revolving credit facility and certain other indebtedness as reflected in the table below with the net proceeds of that offering, (ii) the repayment subsequent to September 30, 2010 of other debt in the amount of $9.4 million, as stated in footnote 3 to the table below, and (iii) the redemption subsequent to September 30, 2010 of preferred equity interests for $13.5 million as stated in footnote 4 to the table below; and (c) as further adjusted to give effect to] (i) the consummation of our Reorganization pursuant to which we will convert from a limited liability company to a corporation immediately prior to the closing of this offering, as described in “History and Reorganization,” and (ii) the consummation of the offering of our common stock pursuant to this prospectus and the application of the estimated net proceeds that we will receive in this offering, as described in “Use of Proceeds”.

You should read this table in conjunction with our financial statements and the notes to our financial statements included elsewhere in this prospectus.

	As of [September 30,] 2010
					As Further
	Actual		As Adjusted		Adjusted
	(In millions)
	(Unaudited)

Cash	$33.7		$255.5		$

Long-term debt, including current maturities
Credit facility	91.0	(1)	0.0
Loans from equity owners	8.9	(2)	0.0
7.125% Senior Notes due 2018	0.0		550.0
Other debt	67.7	(3)	43.0

Total debt	167.6		593.0
Owners’ equity/stockholders’ equity
Common stock	—
Additional paid-in capital	—
Preferred equity interests	13.5	(4)	0.0
Common equity interests	598.8		398.8	(5)

Total owners’ equity/stockholders’ equity	612.3		398.8

Total capitalization	$779.9		$991.8		$

(1)	[The actual amount of debt outstanding under our prior senior secured revolving credit facility that was repaid with proceeds of our offering of Senior Notes on November 12, 2010 was $81.4 million. We terminated this credit facility on that date, and as of December 31, 2010, we had no indebtedness under any revolving credit facility.]

(2)	[Consists of principal and interest owed by certain of our subsidiaries to our founders, Dan Wilks and Farris Wilks, or a company owned by them. As of September 30, 2010, these loans consisted of (a) an aggregate outstanding balance of $4.4 million owed by a subsidiary to a partnership owned by Dan Wilks and Farris Wilks under a series of term installment notes secured by certain items of equipment; (b) an aggregate outstanding balance of $2.7 million owed by a subsidiary to Dan Wilks and Farris Wilks under two unsecured term installment notes; and (c) an aggregate outstanding balance of $1.8 million owed by a subsidiary under an unsecured general working capital line of credit provided to that subsidiary by Dan Wilks and Farris Wilks. We repaid these loans in full on November 12, 2010 with proceeds of our offering of Senior Notes.]

(3)	Consists primarily of [(a) term installment notes having an aggregate balance outstanding of $15.3 million, secured by accounts receivable, inventory, equipment or airplanes, which we repaid in full on November 12, 2010 with proceeds of our offering of Senior Notes; (b) a term installment note having a balance outstanding of $9.4 million, secured by equipment, which we repaid using operating cash on October 27, 2010;] (c) a term installment note having a maturity date of December 29, 2016 and a balance outstanding of $[12.2] million, secured by an airplane; (d) term installment notes with an aggregate balance outstanding of $[29.6] million payable to various lenders at various maturity dates through 2014 and secured by certain of our equipment and vehicles; and (e) a term installment note with a balance outstanding of [$1.2] million maturing in 2022 and secured by certain tracts of real estate owned by a subsidiary. [The indebtedness described in clauses (c) through (e) of the preceding sentence remains outstanding.] See Note 7 to our

[unaudited] historical consolidated financial statements for the [nine months ended September 30, 2010 and 2009] included elsewhere in this prospectus for additional information about our outstanding indebtedness.

(4)	[These preferred membership interests were redeemed using operating cash as part of a series of redemption transactions on October 21, 2010, which resulted in the redemption by World Investment Group, LLC, the majority equity holder in our company, of preferred membership interests in that entity held by Dan Wilks and Farris Wilks, our founders and managers and executive officers. See “Certain Relationships and Related Party Transactions” and “Principal and Selling Shareholders”.]

(5)	[The amount of the adjustment represents a distribution we made to our equity owners, using a portion of the proceeds of our offering of Senior Notes.]

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our common stock for accounting purposes. Our net tangible book value as of          , 2010, after giving pro forma effect to our Reorganization, was approximately $           million, or $           per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering giving effect to our Reorganization. After giving effect to the sale of the shares of our common stock in this offering and application of the estimated net proceeds to us from the offering (after deducting estimated underwriting discounts and commissions and expenses of this offering), our adjusted pro forma net tangible book value as of          , 2010 would have been approximately $           million, or $           per share. This represents an immediate increase in the net tangible book value of $           per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $           per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2010 (after giving effect to our Reorganization)
Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share after giving effect to our Reorganization and this offering
Dilution in pro forma net tangible book value per share to new investors in this offering	$

The following table summarizes, on an adjusted pro forma basis as of          , 2010, the total number of shares of common stock acquired by existing shareholders (or deemed to have been acquired by them after giving effect to our Reorganization) during the past five years and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $          , the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired				Total Consideration			Average Price
	Number		Percent		Amount	Percent		per Share

Existing holders		(1)		%	$(2)		%	$(2)
New investors				%			%
Total			100%		$	100%		$

(1)	The number of shares presented for the existing shareholders includes shares underlying unvested outstanding options. See “Executive Compensation and Other Information — Compensation Discussion and Analysis — Elements of Our Compensation and Why We Pay Each Element — Long-Term Equity-Based Incentives.”

(2)	The total consideration and average price per share represents the consideration paid by our existing equity holders during the past five years for their interests in Frac Tech Holdings, LLC, our direct parent entity, and our subsidiaries and predecessors, and allocated on a pro forma basis to the shares of common stock that will be issued in respect to such interests in our Reorganization immediately prior to consummation of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for each of the years in the [three]-year period ended December 31, 2009 is based on our audited consolidated financial statements included elsewhere in this prospectus. [The selected consolidated financial information for the nine months ended September 30, 2009 and 2010 is based on our unaudited consolidated financial statements included elsewhere in this prospectus.] The selected consolidated financial information for the year ended December 31, 2006 is based on our unaudited consolidated financial statements not included in this prospectus. [In the opinion of our management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition, results of operations and cash flows. The results for interim periods set forth below are not necessarily indicative of the results to be expected for the full year.] The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to our financial statements included elsewhere in this prospectus.

	Year Ended December 31,				[Nine Months Ended September 30,]
	2006	2007	2008	2009	[2009]	[2010]
	(Unaudited)				(Unaudited)
	(In thousands, except per share information and ratios)

Income Statement Information:
Revenues	$214,426	$362,462	$573,543	$389,230	$276,328	$806,197
Cost of revenues	103,885	241,293	411,216	345,216	250,185	494,074

Gross profit	$110,541	$121,169	$162,327	$44,014	$26,143	$312,123
Selling and administrative costs	20,731	35,006	81,940	68,386	47,089	74,558
Goodwill impairment	—	—	5,971	—	—	—

Income (loss) from operations	$89,810	$86,163	$74,416	$(24,372)	$(20,946)	$237,565
Interest expense, net	(4,963)	(13,467)	(29,040)	(15,945)	(11,767)	(13,562)
Other income (expense), excluding Interest	46	303	(23)	425	1,575	(1,174)

Income (loss) before income taxes	$84,893	$72,999	$45,353	$(39,892)	$(31,138)	$222,829
Income taxes(1)	2,421	1,248	1,994	347	350	2,882

Net income (loss)	$82,472	$71,751	$43,359	$(40,239)	$(31,488)	$219,947

Pro forma net income (loss) (unaudited)
Net income (loss) as reported	$82,472	$71,751	$43,359	$(40,239)	$(31,488)	$219,947
Pro forma adjustment for income tax expense (benefit)(2)	$32,529	$27,949	$15,881	$(16,135)	$(12,673)	$88,561

Pro forma net income (loss) allocable to common shareholders	$49,943	$43,802	$27,478	$(24,104)	$(18,815)	$131,386
Pro forma basic and diluted net income (loss) per common share
Pro forma weighted average common shares outstanding used in basic and diluted net income (loss) per common share(3)

	Year Ended December 31,				[Nine Months Ended September 30,]
	2006	2007	2008	2009	[2009]	[2010]
	(Unaudited)				(Unaudited)
	(In thousands, except per share information and ratios)

Other Financial Information (unaudited):
Adjusted EBITDA(4)	$105,449	$124,836	$148,302	$64,868	$41,745	$325,641
Capital expenditures	195,727	292,469	163,040	61,777	34,275	116,202

	As of December 31,				[As of September 30,]
	2006	2007	2008	2009	[2009]	[2010]
	(Unaudited)				(Unaudited)
	(In thousands)

Balance Sheet Information:
Cash	$13,388	$1,363	$423	$26,039	$5,134	$33,662
Total assets	364,872	657,415	793,267	740,541	713,864	930,330
Net property, plant and equipment	261,929	542,959	598,532	570,018	577,254	593,709
Long-term debt (including current portion)	56,387	283,221	325,639	320,685	301,604	167,644
Owners’ equity	270,399	266,368	327,702	318,829	328,114	612,286

(1)	Consists primarily of state franchise taxes treated as income taxes for accounting purposes. Prior to this offering, we have been treated as a partnership for federal income tax purposes and therefore have not directly paid federal or state income taxes on our income.

(2)	Immediately prior to the closing of this offering, we will consummate our Reorganization, pursuant to which Frac Tech Holdings, LLC and Frac Tech Services, LLC will be merged with and into Frac Tech Services, Inc. and the outstanding limited liability company units of Frac Tech Holdings, LLC will be converted into shares of common stock of Frac Tech Services, Inc. Frac Tech Services, Inc., the survivor of such transactions, will be subject to federal and state income taxes. We have computed pro forma tax expense using a 35% corporate-level federal tax rate and a net apportioned state tax rate, incorporating permanent differences.

(3)	The weighted average common shares outstanding have been calculated as if (a) our Reorganization had been consummated, and outstanding limited liability company units of Frac Tech Holdings, LLC had been converted into shares of common stock of Frac Tech Services, Inc., and (b) our initial public offering of common stock pursuant to this prospectus had been consummated, assuming no exercise of the underwriters’ over-allotment option, in each case at the beginning of the earliest period reported in the table.

(4)	“Adjusted EBITDA” is a non-GAAP financial measure that we define as net income before interest, taxes, depreciation, amortization and gain or loss on sale of assets, as further adjusted to add back amounts charged to income for goodwill impairment related to the discontinuance of the operations of a subsidiary in fiscal year 2008, impairment of service equipment [in the nine months ended September 30,] 2010, and other nonrecurring items. “Adjusted EBITDA,” as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, our management believes Adjusted EBITDA may be useful to an investor in evaluating our operating performance because this measure or a similar measure:

• is widely used by investors in the oilfield services industry to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary substantially from company to company depending upon accounting methods, book value of assets, capital structure and the method by which assets were acquired, among other factors;

• helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and

• is used by our management for various purposes, including as a measure of performance of our operating entities, in presentations to our board of managers and as a basis for strategic planning and forecasting.

There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies.

The following table reconciles our net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

					[Nine Months Ended
	Year Ended December 31,				September 30,]
	2006	2007	2008	2009	[2009]	[2010]
	(Unaudited)				(Unaudited)
	(In thousands)

Net income (Loss)	$82,472	$71,751	$43,359	$(40,239)	$(31,488)	$219,947
Interest expense, net	4,963	13,467	29,040	15,945	11,767	13,562
Income taxes	2,421	1,248	1,994	347	350	2,882
Depreciation and amortization	15,646	38,938	69,200	91,149	63,511	79,807
Goodwill impairment	—	—	5,971	—	—	—
Impairment of service equipment(a)	—	—	—	—	—	9,352
Loss (gain) on sale of assets	(47)	(73)	(442)	(50)	(369)	464
Miscellaneous revenue(b)	(6)	(495)	(820)	(2,284)	(2,026)	(373)

Adjusted EBITDA	$105,449	$124,836	$148,302	$64,868	$41,745	$325,641

(a) The amount shown in the table above for impairment of service equipment relates to a charge taken during [the nine months ended September 30,] 2010 resulting from increased use of our equipment in demanding shale reservoirs, which required us to replace the equipment earlier than its originally estimated useful life.

(b) Miscellaneous revenue consisted principally of the following: rebates and commissions, for the years ended December 31, 2006 and 2007; settlement discounts and warranty claims, for the year ended December 31, 2008; amortization of deferred gain, for the year ended December 31, 2009; amortization of deferred gain, for [the nine months ended September 30,] 2009; and rental income and amortization of deferred gain, for [the nine months ended September 30,] 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our operations, the hydraulic fracturing services industry and the broader E&P industry. These forward-looking statements involve known and unknown risks, uncertainties and other facts outside of our control that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: general economic and competitive conditions, changes in market prices for oil and natural gas, the level of oil and natural gas drilling and corresponding increases or decreases in the demand for our services, the level of capital expenditures by our existing and prospective customers, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We undertake no obligation to update publicly, or in any communications to shareholders, any forward-looking statements, even if new information becomes available or other events materially impact any of the forward-looking statements contained in this prospectus.

Overview

We are a leading provider of high-pressure hydraulic fracturing services to E&P companies in the United States. We have particular expertise in stimulating production of oil and natural gas from wells in shale and other unconventional formations that require extensive fracturing. We are vertically integrated:

•	We manufacture substantially all the fracturing units and fracturing pumps we use in our operations.

•	We produce from our own mines and processing plants most of the raw sand and resin-coated sand we use as proppants.

•	We formulate and blend some of the chemicals we use in fracturing fluids.

•	We transport most of the raw sand and other products to job sites by rail and truck using our distribution network.

This vertical integration allows us to provide superior customer service, rapidly adapt to changing market conditions, maintain and control the quality of our equipment and products and manage costs. We believe our vertical integration has been one of the key factors that has facilitated our rapid growth since 2004.

We are one of the three largest hydraulic fracturing companies in the country, based on third party estimates of total horsepower. We believe we have the largest market share of any company in both the Haynesville Shale in northwestern Louisiana and east Texas and the Marcellus Shale in Pennsylvania and West Virginia, which are two of the most active natural gas plays in the country. We are also rapidly increasing our market share in the Eagle Ford Shale in south Texas, where many of the wells we fracture produce oil. As of December 31, 2010, we had 23 fleets operating out of our nine active district offices, and we anticipate adding 13 new fleets by the end of 2011. We plan to deploy crews in additional oil and natural gas producing areas in 2011, including the Bakken Shale in North Dakota and Montana and the Niobrara Shale in Colorado, Wyoming and Nebraska and various areas in Oklahoma including the Granite Wash.

Key Accomplishments

Our hydraulic fracturing business experienced rapid growth over the five-year period from 2004 through 2008. After a downturn in our industry in 2009, we have resumed our rapid growth in 2010. The total horsepower of our hydraulic fracturing fleets has increased from approximately 31,500 horsepower at the end of 2004 to approximately 996,250 horsepower at December 31, 2010. Revenue for 2010 was $[          ] million, compared to $389.2 million for 2009. Our revenue for the year ended December 31, 2010 substantially exceeded revenue for the year ended December 31, 2008, which was our previous record year. Other highlights include:

•	We began manufacturing our own fracturing units in 2003, established in-house chemical blending operations in 2006, and began manufacturing our own fracturing pumps using proprietary technology in 2006, which has allowed us to modify our equipment and fracturing fluids in response to customer requirements, using the knowledge and experience we gain by operating in harsh geological environments. We believe our technologically advanced fleets are among the newest, most reliable and highest performing in the industry with the capability of meeting the most demanding pressure and flow rate requirements in the field.

•	We began mining and processing our own raw sand in 2007 in Missouri and in 2008 in Texas and acquired a resin-coating operation in Alabama in January 2009. We are also party to two long-term agreements giving us rights to obtain sand from land owned by third parties in Monroe County, Wisconsin and operate processing plants to serve that location. Not including the sand available to us under those agreements, and based on estimates by our internal geologist, we now have approximately 367 million tons of raw sand reserves, which we have classified as “probable” reserves under the SEC’s disclosure rules. We believe the reserves we own and the sand available to us under our long-term agreements will be generally sufficient to supply us with enough raw sand to support our operations for the foreseeable future. We plan to add production facilities to expand both our raw sand and our resin-coating operations during 2011.

•	In a further effort to avoid delays based on product sourcing and logistical issues, which is a common problem in our industry, we began developing our own sand distribution network in 2006. This network now includes 110 bulk hauling trailers owned by us and more than 1,300 leased rail cars. In addition to storage facilities at our district offices, we have six separate sand distribution and storage facilities with railhead access.

As a result of these efforts, we believe our hydraulic fracturing operations are vertically integrated to a greater extent than any of our principal competitors. We are able to reduce both capital and operating costs, minimize delays based on equipment down time and ensure timely delivery of proppants or other products to the job site. This enables us to increase the utilization rates of our equipment and allows customers to avoid costs associated with delays in completing their wells. Our ability to complete jobs on a timely basis is a key component of our superior customer service and has allowed us to develop strong customer relationships with many of the leading E&P companies in the country.

Recent Trends Affecting Our Business

Our industry is cyclical. Volatility in oil and natural gas prices, and expected future prices, can cause significant changes in levels of capital expenditures and drilling activity by E&P companies and corresponding changes in demand for hydraulic fracturing services. Prior to mid-2008, we benefitted from increased spending by E&P companies spurred by high commodity prices for oil and natural gas. During the period from mid-2008 through mid-2009, commodity prices declined dramatically. This decline in commodity prices, together with the crisis in the credit markets, resulted in significant curtailments in drilling activity and capital expenditures by E&P companies, including spending for hydraulic fracturing services.

This downturn in our industry, which began in late 2008 and continued into the fourth quarter of 2009, caused a significant decrease in our revenues for the year ended December 31, 2009. We were in default with respect to certain covenants under our prior senior secured revolving credit facility as of December 31, 2009, which we resolved by entering into an amendment and forbearance agreement in January 2010 and an amended and restated facility in May 2010. See “— Liquidity and Capital Resources”. Notwithstanding these consequences of the downturn, we increased our market share in key markets and made a number of improvements in our operations during this period. Beginning in the first quarter and continuing through the end of 2009, we took the following actions, which contributed to these accomplishments:

•	We suspended the manufacturing of new fracturing units, but continued to make capital expenditures as necessary to repair and maintain our existing fleet.

•	We closed three of our district offices and relocated some of our crews to regions where we believed demand for fracturing services would remain at the highest levels and where we had a competitive advantage based on our ability to operate at high pressures in difficult geological environments.

•	We made significant personnel changes, including three workforce reductions at all levels of our business and decreases in overtime pay and guaranteed minimum hours.

•	We reduced costs by renegotiating contracts with our chemical suppliers and other vendors and increased management’s focus on expense control.

•	We rationalized our purchasing function by mandating greater use of our centralized parts and chemical distribution centers and implementing tighter inventory controls.

•	We continued to purchase replacement parts as needed to repair and maintain our fracturing units rather than cannibalizing idle equipment, which positioned us to quickly redeploy our entire fleet when market conditions improved.

In addition to improving the efficiency of our operations, these actions allowed us to continue to provide excellent service to our customers and to establish new customer relationships during the downturn. As a result, we believe we increased our market share in most of our primary markets during 2009 and we believe we are now the market share leader in the Haynesville Shale and the Marcellus Shale. These actions also positioned us to respond quickly to customer requests for service when demand for hydraulic fracturing services increased beginning in late 2009 and early 2010.

Beginning in the fourth quarter of 2009, the hydraulic fracturing market improved dramatically. Since November 2009, all of our fracturing units have been continuously deployed, other than during routine maintenance periods. This quick recovery enabled us to increase pricing as well as the utilization of our fracturing units. The strengthening of demand in our market was mainly the consequence of the increase in natural gas drilling, although we have also experienced increased demand for our services in oil producing areas such as the Permian Basin and the Eagle Ford Shale. Our market share in the Eagle Ford Shale increased rapidly during 2010. In the near future, we expect that our oil-directed activity will increase more rapidly than our gas-directed activity.

The following trends have increased the demand for our services, and we believe they will continue to impact our business in the near to intermediate term:

•	An increase in the development of unconventional resource plays, including natural gas- and oil-bearing shale;

•	An increase in hydraulic fracturing intensity in more demanding shale formations;

•	An increase in the oil-directed horizontal rig count; and

•	Tight supply of hydraulic fracturing equipment, proppant and other products.

How We Generate Our Revenues

We derive substantially all our revenues from the performance of hydraulic fracturing services for our customers. Historically, we have derived a majority of our revenues from engagements for one or a discrete series of hydraulic fracturing jobs, including a significant amount of recurring business from existing customers, rather than under long-term arrangements or contracts. In recent periods, we have derived an increasing portion of our revenues from arrangements and contracts pursuant to which we agree to dedicate one or more of our fleets exclusively to a customer’s operations, as described below.

Many customers hire service companies through a competitive bidding process. We believe the principal factors in our industry on which hiring decisions are based are service quality, timing and availability of equipment and products, particularly proppants, performance history, and price. Our strategy is not to compete primarily on the basis of price. Instead, we believe we have a competitive advantage based on the relationships we have developed with significant customers by consistently delivering exceptional service, our stable supply and ready availability of raw sand and other products, our reliable equipment, and our ability to operate at high pressures in harsh environments.

We have entered into master service agreements with many of our clients. These agreements specify payment terms, audit rights and insurance requirements and allocate certain operational risks through indemnity and similar provisions. In general, our master service agreements allocate risks relating to surface activities associated with the fracturing process, other than water disposal, to us and “down-hole” liabilities, and disposal of water used in the fracturing process, to the customer. We supplement these agreements for each engagement with a bid proposal, subject to customer acceptance, containing such things as the estimated number of fracturing stages to be performed, pricing, quantities of products expected to be needed, and the number, horsepower and pressure ratings of the fracturing fleets to be used.

Generally, we invoice our customers for each fracturing stage during the engagement. As a result, increases in our asset utilization have a significant positive impact on our revenue. Payment is typically required within 30 days after completion of the stage. Our invoices typically include:

•	an equipment charge determined by applying a base rate for the amount of time our pumps are in operation, typically in increments of 15 or 30 minutes, with a minimum of two hours (the base rate varies based on the pressure, flow rate and horsepower required, which are determined largely by the characteristics of the geological formation, and may be changed on the job);

•	a mobilization charge, which typically applies only to the first fracturing stage in a job, based on the distance we are required to transport our equipment and products to the job site; and

•	product charges, determined by applying an agreed rate to the amount of raw sand (in 100-pound increments), chemicals (in gallons) and other products we actually use.

In response to increased demand and the tight supply of fracturing fleets in some of our key markets, a number of customers have asked us to allocate one or more of our fleets exclusively to their operations at agreed prices. Five of our 23 fleets are operating under such dedicated, oral arrangements. This increases our visibility into future revenues, increases our ability to deploy our fleets efficiently and enhances our customer relationships. We have recently begun negotiating written dedicated service agreements with customers. These agreements are typically for two-year terms and require our customers to pay us a minimum daily rate or a minimum amount per quarter, which will provide us with more predictability regarding our future revenue. Since October 2010 we have entered into seven of these written contracts with some of our largest customers operating in the Haynesville, Marcellus and Eagle Ford Shales pursuant to which we have agreed to dedicate one or more fleets to their operations. Among other things, these contracts specify the hours during which we will perform services, ranging from a 24-hour-per-day, seven-day-per-week work schedule to a daylight-hours-only work schedule based on a five- or seven-day work week. Each of these contracts requires the customer to pay a substantial fee for early termination of the contract and additional fees if it fails to use our fleets for a specified number of stages during specified periods. The prices we charge the customers under these contracts are subject to increases based on increases in our costs, subject to certain limits. We expect that a majority of the 13 new fleets we plan to deploy by the end of 2011 will eventually operate under written agreements with similar provisions. Each of the remaining fleets will be dedicated to serving multiple customers on an as-available basis.

The Costs of Conducting Our Business

The principal expenses involved in conducting our hydraulic fracturing business are product costs and freight, the costs of manufacturing, maintaining and repairing our hydraulic fracturing units, labor expenses and fuel costs. By being vertically integrated, we believe we are able to control costs to a greater extent than our competitors who do not produce their own raw sand and who do not have in-house manufacturing and maintenance facilities and operations.

Based on estimates by our internal geologist, we have approximately 367 million tons of strategically located raw sand reserves, which we have classified as “probable” reserves under the SEC’s disclosure rules. We also have an in-house resin-coating operation. This stable source of the two principal proppants we use in our business results in significant cost savings. Our raw sand and resin-coating sand operations supplied approximately 65% and 49%, respectively, of the raw sand and resin-coated sand we used as proppants in our hydraulic fracturing operations during 2010. We also operate an extensive sand and chemical distribution network. Our distribution network also results in savings on freight costs. The cost of sand, chemicals and freight represented approximately [27.0]% of our revenues [for the nine months ended September 30,] 2010, 32.5% in 2009 and 29.0% in 2008.

We manufacture, maintain and repair substantially all the fracturing units we use in our operations, as well as most of the pumps used in those units. We purchase from third party vendors certain of the parts we use to manufacture our pumps, as well as the other major components of our fracturing units, including engines, transmissions, radiators and trailers, and other service equipment such as blenders and sand kings. We capitalize the costs of manufacturing our fracturing units and, historically, depreciated those costs over ten years. Depreciation costs represented approximately [9.8]% of our revenues [for the nine months ended September 30,] 2010, 22.9% in 2009 and 11.8% in 2008. Due to the increased utilization of our equipment during 2010 in the harsher environments in which we currently operate, effective October 1, 2010, we began depreciating the cost of our fracturing units over seven years, which we believe is a more appropriate useful life of our equipment given the factors discussed above. As a result of this change, there will be an incremental increase in the annual amount of depreciation attributable to our fracturing units in future periods. We estimate that our cost per fracturing unit is approximately 30% less than the amount we would have to pay to a third party manufacturer for a comparable unit.

Direct labor costs represented approximately [6.6]% of our revenues [for the nine months ended September 30,] 2010, 11.1% in 2009 and 11.2% in 2008.

We incur significant fuel costs in connection with the operation of our fracturing units and the transportation of our equipment and products. Fuel costs represented approximately [6.3]% of our revenues [for the nine months ended September 30,] 2010, 8.3% in 2009 and 8.8% in 2008.

Preventive and remedial repair and maintenance costs that do not involve the replacement of major components of our fracturing units are expensed as incurred. These repair and maintenance costs represented approximately [8.0]% of our revenues [for the nine months ended September 30,] 2010, 11.5% in 2009 and 8.0% in 2008. Beginning October 1, 2010, we began expensing the cost of all fluid ends added as replacement parts to our fracturing units. We perform substantially all repair and maintenance services on our fracturing units through our service and manufacturing facilities and our maintenance and repair personnel who work out of our district offices. We also maintain a centralized parts inventory and distribution center in Cisco, Texas.

We are taxed as a partnership for federal income tax purposes and therefore do not directly pay federal or state income taxes on our income. The amounts we record as income tax for accounting purposes consist primarily of franchise taxes paid to the State of Texas, which generally are determined on the basis of gross revenues from Texas sources, less certain deductions. Historically, our owners have been subject to personal income taxes on taxable income, if any, generated by us. As a result of our Reorganization, after this offering we will be treated as a corporation for tax purposes and will be required to pay federal and state income taxes. Our summary and selected financial information and historical consolidated financial statements included elsewhere in this prospectus present pro forma tax expense to reflect the tax expense we would have incurred if we had been subject to tax as a corporation in the historical periods presented.

How We Evaluate Our Operations

A key financial and operating measurement that our management uses to analyze and monitor the operating performance of our business is Adjusted EBITDA, which consists of net income before interest,

income taxes, depreciation, amortization and gain or loss on sale of assets, as further adjusted to add back amounts charged to income for goodwill impairment related to the discontinuance of the operations of a subsidiary in fiscal year 2008 and other nonrecurring items. See “Prospectus Summary — Summary Consolidated Financial Information” and “Selected Consolidated Financial Information”. We also evaluate our performance using certain key operating data relating to the utilization of our fracturing fleets and the level of activity in our business, based on, for example, the number of wells we service and the number of fracturing stages we perform. The following table shows certain operating data for the periods indicated:

	Year Ended December 31,
	2008	2009	2010

Operating Data
Number of wells fractured	839	675		1,374
Total fracturing stages	*	4,786		9,916
Average revenue per stage	*	$81,327	$	[	]
Horsepower (end of period)	779,500	802,000		996,250
Number of fleets deployed (end of period)	19	20		23

*	Unavailable

We use the operating metrics shown above as a measure of performance, as is typical in the hydraulic fracturing industry. We also use these metrics in forecasting our future business performance. Our management also evaluates and manages the performance of our business by comparing our current actual results against hydraulic fracturing industry trends. Industry-specific trends and internal productivity analysis allow us to gauge our performance regarding margin expectations and operating efficiencies. Resources are then allocated throughout our company in order to achieve our expected hydraulic fracturing results.

Outlook

The market for hydraulic fracturing services is currently more robust than it has ever been, driven by increased oil and natural gas drilling activity in the domestic onshore market, particularly horizontal drilling in unconventional shale plays. As the volume of hydraulic fracturing services used by E&P companies increases, prices for such services tend to increase as well. The increased demand for our services has allowed us to increase our prices for new engagements and to improve the utilization of our fracturing equipment. We anticipate that favorable market conditions will continue in the near to intermediate term. We intend to take advantage of these market conditions, as noted above, by increasing the size of our hydraulic fracturing fleet, deploying additional crews in existing and new market areas and establishing and strengthening customer relationships. By expanding our business, continuing to increase market share and securing more long-term engagements, we believe we will enhance our ability to maintain the stability of our revenues and satisfactory pricing and utilization rates during future periods.

The increase in demand for hydraulic fracturing services also resulted in an increase in the costs of products, including raw sand, during 2010. Although we have not yet seen shortages in sand supplies to the extent experienced in 2008, we anticipate that industry sand supplies may tighten, and our industry could experience shortages of raw sand during 2011. We believe our large reserves of raw sand, our processing plants and resin-coating operations, and our sand distribution network give us a competitive advantage in providing our hydraulic fracturing services during periods in which our industry experiences such shortages or delays in obtaining adequate volumes of sand. Our planned expansion of our sand operations and distribution network will further limit the impact of any such shortages on our operations.

The hydraulic fracturing market and the E&P industry are cyclical. Therefore, over the longer term, we anticipate that E&P activity, including horizontal drilling, and the corresponding demand for our services will experience periods of volatility. We cannot assure you that future downturns in our market will not have material adverse impacts on our business, financial condition or results of operations, notwithstanding the efforts we have taken, as noted above, to reduce the potential impact of such downturns on our revenues, pricing and utilization rates.

Results of Operations

[Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2010]

The following table sets forth each line item of our consolidated income statement as a percentage of revenues for the periods shown:

	Nine Months Ended September 30,
	2009		2010
	(Dollars in thousands)
	(Unaudited)

Revenues	$276,328		$806,197
Cost of revenues	250,185	90.5%	494,074	61.3%

Gross profit	26,143	9.5%	312,123	38.7%
Selling and administrative costs	47,089	17.0%	74,558	9.2%

Income (loss) from operations	(20,946)	(7.6)%	237,565	29.4%
Other income (expense):
Interest expense, net	(11,767)	(4.3)%	(13,562)	(1.7)%
Other	1,575	0.6%	(1,174)	(0.1)%

Net other expenses	(10,192)	(3.7)%	(14,736)	(1.8)%

Income (loss) before income taxes	(31,138)	(11.3)%	222,829	27.6%
Income Taxes	350	0.1%	2,882	0.4%

Net income (loss)	$(31,488)	(11.4)%	$219,947	27.3%

Revenues.  Revenues increased by $529.9 million, or 191.8%, from $276.3 million for the nine months ended September 30, 2009 to $806.2 million for the comparable period in the current year. This improvement was due to an increase in demand for our services resulting primarily from an increase in the horizontal rig count and drilling activity in our markets. The horizontal rig count increased from 111 to 191 in the Haynesville Shale and from 54 to 131 in the Marcellus Shale from September 30, 2009 to September 30, 2010. This increased demand resulted in an increase in the volume of activity. This increased activity, particularly in harsh shale environments in which we believe we have a competitive advantage, also allowed us to increase our prices. We estimate that approximately 30.0% of the increase in our revenues was due to increased prices and 70.0% to increased activity.

Cost of Revenues.  Cost of revenues increased by $243.9 million, or 97.5%, from $250.2 million for the nine months ended September 30, 2009 to $494.1 million for the nine months ended September 30, 2010. The increase in cost of revenues was generally due to our overall increase in operating activity, and the most significant increases were in the costs of products, freight and fuel, primarily due to the larger volumes we used in our operations, and to a lesser extent direct labor costs and depreciation. We also recorded an impairment of certain service equipment due to retirement earlier than its originally estimated useful life, which resulted in a $9.4 million cost of revenue being recognized. The net effect of the increase in the cost of revenues, combined with the significant increase in our revenues, was a decrease in our costs as a percentage of revenue, from 90.5% of revenue for the nine months ended September 30, 2009 to 61.3% of revenue for the comparable period in 2010.

Our operations in harsher geological environments such as the Haynesville and Marcellus Shales, which have represented an increasing portion of our operations in recent periods, have resulted in higher levels of stress on our fracturing units, particularly the fluid ends, which is the part of the pump through which the fracturing fluid is expelled under high pressure. Prior to January 1, 2010, we generally capitalized fluid ends added as replacement parts over a useful life of not less than 12 months. During the first half of 2010, we reassessed our policies regarding the useful lives of our service equipment. Effective October 1, 2010, we decreased the estimated useful lives of our fracturing units from 10 years to seven years and determined that the average useful life of fluid ends was less than one year, and accordingly since that date have charged to cost of revenues the cost of all replacement fluid ends upon installation.

Gross Profit.  Our increase in revenues combined with the fixed nature of certain of our costs of revenues resulted in a $286.0 million, or 1,093.9%, increase in gross profit, from $26.1 million for the nine months ended September 30, 2009 to $312.1 million for the nine months ended September 30, 2010.

Selling and Administrative Costs.  For the nine months ended September 30, 2010, selling and administrative costs increased by $27.5 million, or 58.3%, from $47.1 million to $74.6 million. This increase was due to an increase in costs associated with the volume growth and higher district-related expenses. We reduced our labor force during the nine months ended September 30, 2009 due to depressed economic and market conditions, and we rehired personnel as market conditions and demand for our services improved during the nine months ended September 30, 2010. Selling and administrative costs decreased as a percentage of revenue for the same period primarily due to our revenues growing proportionately faster than our administrative expenses. Our selling and administrative costs were 17.0% of revenues for the period ended September 30, 2009 compared to 9.2% for September 30, 2010.

Income from Operations.  For the nine months ended September 30, 2010, income from operations increased by $258.5 million, from a loss of $20.9 million to an income of $237.6 million in the comparable period in 2010. This increase was due to the reasons described above.

Other Expense, Net.  Interest expense, net, increased by $1.8 million, or 15.3%, from $11.8 million for the nine months ended September 30, 2009 to $13.6 million in the comparable period in 2010. This increase was due to increased interest expense as a result of higher rates that became effective under our senior secured revolving credit facility when it was extended beyond its original maturity pursuant to a forbearance agreement, prior to its refinancing.

Income Taxes.  Income taxes increased by $2.5 million, or 723.5%, from $0.4 million for the nine months ended September 30, 2009 to $2.9 million in the comparable 2010 period. This increase was the result of higher franchise taxes paid in the state of Texas, which are generally based on gross revenues, less certain deductions.

Net (Loss)/Income.  As a result of the foregoing factors, net income increased by $251.4 million, from a net loss of $31.5 million in the nine months ended September 30, 2009 to net income of $219.9 million for the nine months ended September 30, 2010.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009

The following table sets forth each line item of our consolidated income statement as a percentage of revenues for the periods shown:

	Year Ended December 31,
	2008		2009
	(Dollars in thousands)

Revenues	$573,543		$389,230
Cost of revenues	411,216	71.7%	345,216	88.7%

Gross profit	162,327	28.3%	44,014	11.3%
Selling and administrative costs	81,940	14.3%	68,386	17.6%
Goodwill impairment	5,971	1.0%	—	—

Income (loss) from operations	74,416	13.0%	(24,372)	(6.3)%
Other income (expense):
Interest expense, net	(29,040)	(5.1)%	(15,945)	(4.1)%
Other	(23)	*	425	0.1%

Net other expenses	(29,063)	(5.1)%	(15,520)	(4.0)%

Income (loss) before income taxes	45,353	7.9%	(39,892)	(10.2)%

Income taxes	1,994	0.3%	347	*

Net income (loss)	$43,359	7.6%	$(40,239)	(10.3)%

*	Less than 0.1%

Revenues.  Revenues decreased by $184.3 million, or 32.1%, from $573.5 million in 2008 to $389.2 million in 2009. This decrease was due to a significant reduction in demand for our services as customers decreased capital expenditures during the financial crisis and as a result of declines in commodity prices. We also experienced lower prices for the services that we did provide. We estimate that approximately 81.3% of the decrease in our revenues was due to the decline in prices and 18.7% due to decreased activity.

Cost of Revenues.  For the year ended December 31, 2008 compared to the year ended December 31, 2009, cost of revenues decreased by $66.0 million, or 16.1%, from $411.2 million to $345.2 million, due to a significant decline in our activity, resulting from a dramatic decline in drilling activity in our markets. Costs of revenues increased from 71.7% of revenue for 2008 to 88.7% of revenue for 2009. The increase in the cost of revenues, as a percentage of revenues, was due primarily to the fixed nature of many of our costs and to a lag in cost reduction initiatives following the dramatic decline in activity and pricing resulting from unfavorable market conditions. In addition, we transitioned more of our business to more challenging shale formations such as the Haynesville Shale and Marcellus Shale, which require the use of more expensive proppants such as resin-coated sand and ceramics and increased stress on our equipment, which results in higher maintenance and repair costs.

Gross Profit.  The significant decrease in our revenues combined with the increase in the cost of revenues as a percentage of revenues resulted in a decrease of $118.3 million, or 72.9%, in gross profit, from $162.3 million in 2008 to $44.0 million in 2009.

Selling and Administrative Costs.  Selling and administrative costs decreased by $13.5 million, or 16.5%, from $81.9 million in 2008 to $68.4 million in 2009. This decrease was due to a reduction of our labor force and the implementation of other cost reduction initiatives in 2009.

Goodwill Impairment.  The $6.0 million goodwill impairment charge incurred in 2008 resulted from discontinued operations that resulted from the closing of a business we had purchased for priority rights to purchase equipment we sought from the manufacturer. The operation that we discontinued had insignificant assets as of the date we stopped these operations.

Income (Loss) from Operations.  Income from operations decreased by $98.8 million, from $74.4 million in 2008 to a loss of $24.4 million in 2009. This decrease was due to the reasons set forth above.

Other Expense, Net.  Interest expense, net, decreased by $13.1 million, or 45.1%, from $29.0 million in 2008 to $15.9 million in 2009, due primarily to a change in the fair value of our interest rate swap agreements from a liability of $10.7 million in 2008 to a liability of $5.7 million at December 31, 2009, and a reduction in our outstanding borrowings. Net changes in the value of interest rate swap agreements are recognized as income or expense for the period in which the changes occur. Other expense, which includes gain or loss on sale of assets, amortization expense and miscellaneous income, remained relatively unchanged year over year.

Income Taxes.  Income taxes decreased by $1.6 million, or 82.6%, from $2.0 million in 2008 to $0.3 million in 2009. This decrease was due to a decrease in revenues from our Texas operations.

Net (Loss)/Income.  As a result of the foregoing factors, net income decreased by $83.6 million, from net income of $43.4 million in 2008 to a net loss of $40.2 million in 2009.

[Year Ended December 31, 2007 Compared to Year Ended December 31, 2008]

The following table sets forth each line item of our consolidated income statement as a percentage of revenues for the periods shown:

	Year Ended December 31,
	2007		2008
	(Dollars in thousands)

Revenues	$362,462		$573,543
Cost of revenues	241,293	66.6%	411,216	71.7%

Gross profit	121,169	33.4%	162,327	28.3%
Selling and administrative costs	35,006	9.7%	81,940	14.3%
Goodwill impairment	—	—	5,971	1.0%

Income from operations	86,163	23.8%	74,416	13.0%
Other income (expense):
Interest expense, net	(13,467)	(3.7)%	(29,040)	(5.1)%
Other	303	0.1%	(23)	*

Net other expenses	(13,164)	(3.6)%	(29,063)	(5.1)%

Income before income taxes	72,999	20.1%	45,353	7.9%
Income taxes	1,248	0.3%	1,994	0.3%

Net income	$71,751	19.8%	$43,359	7.6%

*	Less than 0.1%

Revenues.  Revenues increased by $211.0 million, or 58.2%, from $362.5 million in 2007 to $573.5 million in 2008. This increase was due to an increase in demand for our services resulting primarily from an increase in the horizontal rig count and drilling activity in our markets. The horizontal rig count increased from 468 to 663 in the United States onshore market. This increased demand resulted in an increase in activity for us in existing markets, which allowed us to increase our prices and the utilization of our equipment and personnel. In addition, our revenues increased due to our entry into new markets, including the Haynesville Shale and Marcellus Shale, during 2008.

Costs of Revenues.  For the year ended December 31, 2007 compared to the year ended December 31, 2008, costs of revenues increased by $169.9 million, or 70.4%, from $241.3 million to $411.2 million, due to increased activity and to costs incurred in conjunction with the expansion of our business. Costs of revenues increased from 66.6% of revenue in 2007 to 71.7% of revenue for 2008. The increase in costs of revenues as a percentage of revenues was due primarily to an increase in the cost of sand and increased depreciation due to an increase in the number of fracturing units we manufactured and related equipment and parts we purchased. We manufactured 124 fracturing units in 2007 and 100 fracturing units in 2008.

Gross Profit.  The net effect of the increase in our revenues and the increase in costs of revenues as a percentage of revenues resulted in a $41.1 million, or 33.9%, increase in gross profit, from $121.2 million in 2007 to $162.3 million in 2008.

Selling and Administrative Costs.  Selling and administrative costs increased by $46.9 million, or 134.1%, from $35.0 million in 2007 to $81.9 million in 2008. This increase was due to a slight increase in general and administrative costs that followed the growth in activity and business as well as higher district-related expenses from an increase in activity and the number of districts.

Income from Operations.  Income from operations decreased by $11.8 million, or 13.7%, from $86.2 million in 2007 to $74.4 million in 2008. This decrease was due to a $6.0 million goodwill impairment charge incurred in 2008 and to the increase in costs of revenues as a percentage of revenues for the reasons described above, as well as an increase in indirect expenses.

Interest Expense, net.  Interest expense increased by $15.5 million, or 114.8%, from $13.5 million in 2007 to $29.0 million in 2008. This increase was due primarily to increased borrowings on credit lines and loans associated with manufacturing equipment and opening new districts.

Other.  Other income decreased by $0.3 million, or 100.0%, from $0.3 million in 2007 to zero in 2008. This decrease was due to an offset in 2008 of expenses related to other income.

Income Taxes.  Income taxes increased by $0.7 million, or 59.8%, from $1.2 million in 2007 to $2.0 million in 2008. This increase was due to an increase in revenues from our Texas operations.

Net Income.  As a result of the foregoing factors, net income decreased by $28.4 million, or 39.6%, from $71.8 million in 2007 to $43.4 million in 2008.

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from cash flows from operating activities, borrowings under Frac Tech Services, LLC’s bank credit agreements, equity investments by Chesapeake Energy Corporation, equipment financings and borrowings by our subsidiaries. In addition, on November 12, 2010, we consummated a private offering of our 7.125% Senior Notes due 2018, from which we obtained net proceeds, after payment of discounts, of approximately $539.0 million. We used approximately $105.8 million of such proceeds to repay indebtedness and distributed $200.0 million of such proceeds to the beneficial owners of our equity securities. We used, and will use, the balance of the net proceeds, in the amount of approximately $233.2 million, to fund capital expenditures, offering expenses and for general corporate purposes. We made additional distributions in the aggregate amount of $30.5 million to the beneficial owners of our equity securities, funded by cash flows from operations, during the period from September to November, 2010.

Our principal uses of cash are to fund capital expenditures, primarily for expanding and maintaining our fleets and acquiring or expanding facilities, to fund operations and to service outstanding debt.

Additionally, since we are treated as a partnership for income tax purposes, we have historically distributed cash to our owners for payment of personal income taxes on taxable income, if any, generated by us. As a result of our Reorganization, after this offering we will be treated as a corporation and will be required to pay federal and state income taxes. This will result in an increase in cash we use to pay income taxes and a corresponding decrease in the amount we distribute to our owners to pay personal income taxes on taxable income that we generated. Therefore, this change will not result in a material change in our uses of cash.

Frac Tech Services, LLC entered into an amended and restated senior secured revolving credit facility with Wells Fargo Bank, N.A., as administrative agent, on May 20, 2010. Its credit facility with Wells Fargo had matured on January 10, 2010 and had been extended pursuant to an amendment and forbearance agreement in which we acknowledged defaults related to our failure to comply with leverage ratio and fixed charge coverage ratio covenants in the fourth quarter of 2009 and the first quarter of 2010 and a failure to deliver an opinion of our auditors without a going-concern qualification for the year ended December 31, 2009. Following execution of our amended and restated credit facility on May 20, 2010, we obtained an unqualified opinion from our auditors for the year ended December 31, 2009. As of the date we entered into that amended and restated credit facility and as of September 30, 2010, we were in compliance with the covenants contained in that facility. On November 12, 2010, we repaid in full the outstanding balance under that facility with a portion of the proceeds of our offering of 7.125% Senior Notes due 2018 and terminated the facility.

We expect to enter into a new senior secured revolving credit facility before the closing of this offering. We have received commitments in the aggregate amount of $200.0 million for this new facility. See “— New Senior Secured Credit Facility”.

After completion of this offering, our primary sources of cash will include cash flows generated from our operations and borrowings under the new credit facility that we intend to enter into. We may also pursue additional debt or equity financings in the public or private markets in the future. We believe that cash generated from operations and borrowings available under the credit facility or other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next 12 months. Our ability to satisfy debt service obligations, to fund planned capital expenditures and to make any acquisitions will depend upon our future operating performance, which will be affected by prevailing economic conditions, market conditions in the E&P industry and financial, business and other factors, many of which are beyond our control.

Cash Flows

The table below summarizes our cash flows for the years ended December 31, [2007], 2008, and 2009 and [the nine-month periods ended September 30, 2009] and 2010.

				[Nine Months Ended
	Year Ended December 31,			September 30,]
	[2007]	2008	2009	[2009]	[2010]
			(In thousands)

Cash flow statement data:
Cash flow from operating activities	$118,854	$61,790	$75,621	$45,040	$201,569
Cash flow from investing activities	(292,527)	(152,707)	(78,295)	(51,327)	(113,173)
Cash flow from financing activities	161,648	89,977	28,290	10,998	(80,773)
Opening cash	13,388	1,363	423	423	26,039
Closing cash	1,363	423	26,039	5,134	33,662

Net Cash Provided by Operating Activities

Cash provided by operating activities was $[45.0] million for the [nine months ended September 30], 2009 compared to $[201.6] million in the comparable 2010 period. For the [nine months ended September 30,] 2010, cash provided by operating activities consisted primarily of net income of $[219.9] million due to increased flow through of a significant revenue increase over the prior year period. Depreciation and amortization represented $[79.8] million, which was higher than the prior year due to an increase in equipment purchases. Accounts payable and accrued expenses increased to $[56.0] million, due to higher spending that accompanied the increased revenue. Accounts receivable increased by $[138.0] million due to higher customer volume compared to the prior year period.

Cash provided by operating activities was $75.6 million for the year ended December 31, 2009. Cash provided by operating activities for 2009 consisted primarily of depreciation and amortization of $91.1 million related to equipment manufactured and purchased in the prior year and a $43.0 million decrease in accounts receivable reflecting the decrease in revenue compared to 2008, partially offset by a net loss of $40.2 million compared to net income of $43.4 million in 2008 and a decrease in accounts payable and other accrued expenses of $18.0 million.

Net Cash Used in Investing Activities

For [the nine months ended September 30,] 2009, net cash used in investing activities was $[51.3] million compared to $[113.2] million in the comparable 2010 period. Net cash used in investing activities for [the nine months ended September 30,] 2010 consisted primarily of purchases of property and equipment.

Net cash used in investing activities was $[78.3] million for the year ended December 31, 2009. Net cash used in investing activities for 2009 consisted primarily of purchases of property and equipment of $61.8 million and the purchase of a resin-coated sand business for $17.5 million.

Net Cash (Used In)/Provided by Financing Activities

Net cash provided by financing activities was $[11.0] million for [the nine months ended September 30,] 2009 compared to net cash used in financing activities of $[80.8] million in the comparable 2010 period. Net cash used in financing activities for [the nine months ended September 30,] 2010 consisted primarily of a net decrease in the balance outstanding under our revolving credit facility of $[147.9] million, a decrease in short- and long-term debt of $[4.0] million, and an increase in distributions to owners of $[26.0] million, offset by a $[100.0] million equity investment by Chesapeake Energy Corporation.

Net cash provided by financing activities was $28.3 million in 2009, consisting primarily of a $37.5 million equity investment by Chesapeake Energy Corporation, partially offset by a net decrease in outstanding balances under our revolving credit facility of $12.4 million.

Capital Expenditures

Our policy is to invest in growth through capital expenditures, principally for the manufacture and maintenance of our fracturing units, including the manufacture of the high-pressure pumps and the purchase of other component parts used in the manufacture of those units, such as engines, transmissions and radiators, facility acquisitions and the purchase of other equipment we use in our business, including blenders and sand kings. We may also consider acquiring other companies from time to time as opportunities arise.

Capital expenditures amounted to [$292.5 million,] $163.0 million, $61.8 million and $[  ] million in the years ended December 31, [2007], 2008, 2009 and 2010, respectively.

A substantial portion of our 2010 capital expenditures was spent in connection with our manufacture of 80 fracturing units during the year. We expect to manufacture a significantly larger number of fracturing units in 2011. In addition, we intend to increase our raw sand and resin-coated sand production capacity and high pressure pump manufacturing capacity during 2011. For these reasons, we expect our capital expenditures for the year ended December 31, 2011 to be significantly higher than our capital expenditures in 2010. We may increase or decrease the number of fracturing units we manufacture and otherwise adjust our capital expenditure plans during any period based on market conditions or other factors.

New Senior Secured Credit Facility

Before the closing of this offering, we expect to enter into a new four-year $200.0 million senior secured revolving credit facility with a syndicate of lenders led by Credit Suisse AG and Credit Suisse Securities (USA) LLC (collectively, “Credit Suisse”), as sole administrative agent and sole syndication agent. We have received commitments for 100% of the proposed borrowing amount from Credit Suisse, Royal Bank of Canada and RBC Capital Markets, LLC, Bank of America, N.A. and Citigroup Global Markets Inc. (on behalf of Citibank, N.A. and its affiliates). The commitments are subject to customary conditions precedent.

We anticipate that our borrowing capacity under this new revolving credit facility will be available to finance working capital requirements and other general corporate purposes, including capital expenditures. Of the aggregate $200.0 million of capacity under the new revolving credit facility, an amount to be agreed will be available for the issuance of standby letters of credit.

Borrowings under the new revolving credit facility will mature four years from the date of the closing of the new revolving credit facility. We anticipate that amounts under the new revolving credit facility may be repaid and reborrowed prior to the final maturity date. As of December 31, 2010, after giving effect to (a) the consummation of this offering of common stock and the application of the estimated net proceeds we will receive from this offering, as described under “Use of Proceeds,” and (b) the closing of our new revolving credit facility, as if each such transaction had occurred on that date, we would have had $200.0 million of availability under our new revolving credit facility. The new revolving credit facility will contain an accordion feature that will allow us to increase the maximum borrowing amount by $100.0 million subject to certain conditions and the agreement of the lenders providing the additional borrowing capacity.

The agreements that will govern this facility have not been finalized or executed. See “Description of Certain Indebtedness” for a discussion of the terms that we anticipate will be included in the facility.

Contractual Commitments and Obligations

In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table summarizes our material obligations at [September 30,] 2010, with projected cash payments in the years shown, [after giving effect to (a) our offering of 7.125% Senior Notes due 2018, which we completed on November 12, 2010, and the application of the net proceeds therefrom, and (b) repayment of other indebtedness since September 30, 2010, as described under “Capitalization”].

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(Dollars in thousands)
	(Unaudited)

Long-term debt:
7.125% Senior Notes(1)	$550,000	—	—	—	$550,000
Other long-term debt(2)	43,040	13,288	15,664	4,859	9,229
Interest(3)	317,263	40,732	79,892	78,793	117,846
Operating leases(4)	32,210	14,046	16,677	1,456	31

Total(5)	$942,513	$68,066	$112,233	$85,108	$677,106

(1)	Assumes aggregate principal amount of $550.0 million of our Senior Notes will be outstanding until maturity and does not give effect to the use of proceeds of this offering, which may include the redemption by us of up to 35% ($192.5 million) of the aggregate principal amount of our outstanding Senior Notes. See “Use of Proceeds”.

(2)	Consists of principal payments required under outstanding debt instruments.

(3)	Primarily consists of contractual interest payments on our Senior Notes and other indebtedness.

(4)	Consists primarily of equipment leases. Amounts disclosed assume no exercise of options to renew or extend the leases.

(5)	We have no purchase obligations other than purchase orders or other contracts that we may cancel at any time without penalty, subject to minimum notice requirements of no more than 120 days. We have no material capital lease commitments or obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than normal operating leases included in the table above, that have or are likely to have a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates. We have provided a description of all of our significant accounting policies in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We believe the following are our critical accounting policies.

Fixed Assets

Fixed assets include land, facilities and office equipment owned by us, our fracturing units and other service equipment. Fixed asset additions are recorded at cost. Cost of fracturing units we manufacture consists of materials, components, labor, and overhead. Land costs include the purchase price, plus zoning and other costs to prepare it for its intended purpose, and any improvements other than buildings. An allocable amount of interest on borrowings is capitalized for self-constructed assets and equipment during their construction period.

We depreciate costs of fixed assets on a straight-line basis over the estimated useful lives of the assets. Historically, we depreciated the cost of our fracturing units over an estimated useful life of 10 years. Effective October 1, 2010, we revised our estimate of the useful lives of our fracturing units to seven years, in part due to the increasing amount of operations we have conducted in harsher geological environments in recent periods. We do not separately depreciate the components we use in the manufacture of our fracturing units. We depreciate other service equipment, such as trucks, mining equipment and manufacturing machinery, over estimated useful lives ranging from five to seven years. High pressure iron, which is included in service equipment, is depreciated over a period of 30 months. We depreciate office equipment over estimated useful lives of three to seven years. Renewals and betterments are not considered in the determination of estimated useful lives. The cost of land and improvements, other than buildings, is not depreciated. Building improvements are depreciated over the lesser of the estimated useful life of the improvement or the remaining life of the building. Because of the cyclical nature of our business and other industry trends, which result in fluctuations in the use of our equipment and the environments in which we operate, the determination of useful lives of service equipment requires the exercise of significant judgment by our management.

Expenditures for renewals and betterments that extend the lives of our service equipment are capitalized. Maintenance costs have generally been expensed as incurred. Prior to January 1, 2010, we generally capitalized fluid ends added as replacement parts over a useful life of not less than 12 months. During 2010, we reassessed our policies regarding the useful lives of our service equipment. During that same period, we capitalized $6.7 million of fluid ends with a useful life of less than 12 months. Effective October 1, 2010, we have charged the cost of fluid ends added as replacement parts to cost of revenues upon installation. Replacement parts that are capitalized are depreciated over the shorter of the parts’ estimated useful life or the remaining useful life of the service equipment. Determinations regarding whether a replacement component constitutes a renewal or betterment, and whether it should be capitalized, are complex and require the application of significant judgment by our management.

Management is responsible for reviewing the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss equal to the amount by which the carrying value exceeds the fair value of assets is recognized. When making this assessment, the following factors are considered: current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Inventories

Inventories consists of both raw materials and work in process. This includes sand and chemicals which are used in providing fracturing services and components and parts used in manufacturing. Inventories are carried at the lower of cost or market value determined on a first-in-first-out basis, except sand and chemicals, which are determined on a weighted average cost basis. Raw materials are valued at cost, including freight, and work in process is valued at cost plus labor and overhead.

Trade Accounts Receivable

Trade accounts receivable are reported at net realizable value consisting of amounts billed less an allowance for doubtful accounts. Most areas in which we operate have provisions for a mechanic’s lien against the property on which the service is performed if the lien is filed within a specified time-frame. Determination of when receivables are past due is generally based on the age of the receivable, with over 90 days deemed to be of concern.

We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s creditworthiness and changes in its financial condition, and the condition of the general economy and the industry as a whole. We write off accounts when they are determined to be uncollectible. Because these determinations are based on a number of factors, many of which are subjective, determining when an account is uncollectible requires the exercise of significant judgment by our management.

Revenue Recognition

Revenues are recognized as services are completed. With respect to our hydraulic fracturing services, we recognize revenue and invoice our customers upon the completion of each fracturing stage. We typically complete multiple fracturing stages per day during the course of a job. A stage is considered complete when we have met the specifications set forth in our contract with the customer for the number of hours our equipment is in use or the volume of sand used, or when the pressure exceeds the maximum specified in the contract for our equipment. Invoices typically include an equipment charge determined by applying a base rate for the amount of time the equipment is in operation, a mobilization charge (typically only for the first stage in a job) based on the distance equipment and products are transported to the job site, and product charges for sand, chemicals and other products actually used.

With respect to sales of sand or other products to third parties, which constitute approximately one percent of revenue, we recognize revenue upon shipment of the products from our facilities.

Income Taxes

We are treated as a partnership for federal income tax purposes. As such, we generally do not directly pay income taxes on our income or benefit from losses. Instead, our income and other tax attributes are passed through to our owners for federal and, where applicable, state income tax purposes. The provision for income taxes is for the Texas margin tax and other partnership taxes which are deemed to be income taxes for financial statement purposes.

We adopted the provisions of ASC 740, Income Taxes, on January 1, 2009. As required by the uncertain tax position guidance in ASC 740, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations remained open. The adoption of this standard for the year ended December 31, 2009 had no impact on our financial statements.

As a result of our Reorganization, which we will complete immediately prior to the consummation of this offering, we will be treated as a corporation for tax purposes and will be required to pay federal and state income taxes. Our summary and selected financial information and historical consolidated financial statements included elsewhere in this prospectus present pro forma tax expense to reflect the tax expense we would have incurred if we had been subject to tax as a corporation in the historical periods presented. We have computed pro forma tax expense using a 35% corporate-level federal tax rate and a net apportioned state tax rate, incorporating permanent differences.

Presentation of Transactional Taxes

We collect and remit sales tax on revenues in jurisdictions where our services are taxable. We pay use taxes to appropriate taxing authorities on our taxable purchases. We pay federal excise tax, federal heavy use tax, and report fuel taxes on our fleets of hydraulic fracturing units. Our accounting policy is to exclude tax collected and remitted from revenue and cost of sales. Prior to 2006, we did not collect and remit taxes associated with the use of manufactured sand in our services. As a result, we have recorded an estimate that represents the expected outcome of an ongoing use tax audit in Texas. This estimate involves significant judgment, and the ultimate resolution of this audit may differ from our estimates.

Recent Accounting Pronouncements

In December 2007, the FASB established new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, which were incorporated into ASC 810. Among other items, ASC 810 requires that equity attributable to non-controlling interests be recognized in equity separate from that of the company’s and that consolidated net income now includes the results of operations attributable to non-controlling interests. We adopted ASC 810 on January 1, 2009 and it did not have a material impact on our consolidated financial statements.

In June 2009, the FASB amended ASC 810 to change the existing consolidation guidance applicable to a variable interest entity. Among other things, it requires a qualitative analysis to be performed in determining whether an enterprise is the primary beneficiary of a variable interest entity. The amendments to ASC 810 are effective for interim and annual reporting periods that begin after November 15, 2009. We adopted the amendments to ASC 810 on January 1, 2010, and they did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We have been exposed to variable interest rate risk primarily as a result of borrowings under our prior revolving credit agreement and floating-rate term notes. To mitigate this interest rate risk, we entered into three interest rate swap agreements. The purpose of these swaps is to reduce interest rate variability by converting the variable rates payable on portions of our outstanding borrowings into fixed-rate obligations. The swaps we have entered into convert variable-rate payments based on the London Interbank Offered Rate (LIBOR) to fixed-rate payments. Amounts received or paid under these swaps are recorded as reductions or increases in interest expense. We do not use financial instruments or derivatives for any trading or other speculative purposes. The new revolving credit facility will bear variable interest rate risk on any outstanding balances.

One agreement was matched with a term note payable with a principal balance of $12.2 million as of September 30, 2010, an interest rate of LIBOR plus 0.85% and a maturity date of December 29, 2016. We entered into an interest rate swap agreement under which we paid interest at a fixed rate of 5.95%. The notional amount of this swap declined directly in step with the principal payments on the loan. The expiration date for this swap agreement was March 2012, but we terminated this agreement on November 12, 2010, using net proceeds from our offering of 7.125% Senior Notes due 2018.

The other two agreements related to a total of $140.0 million of Eurodollar borrowings under our senior secured revolving credit agreement. These borrowings had interest rates that floated with the LIBOR rate. These two swap agreements, which expired in September 2010, provided for us to pay interest at fixed rates of 4.79% on $40.0 million and 4.925% on $100.0 million.

Based on balances outstanding on September 30, 2010, and including the impact of the swap agreements discussed in the two preceding paragraphs, we estimate that for 2010, a 1% increase or decrease in the interest rates payable on borrowings under our prior senior secured revolving credit facility and our other floating-rate debt would impact our interest expense by approximately $1.4 million compared to our actual interest expense in 2009, assuming no change in such outstanding balances.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC.

Our management identified certain material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for fiscal years 2007 and 2008. The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented, or detected and subsequently corrected, on a timely basis. The material weaknesses referred to above included failure to maintain controls adequate to capture, evaluate and record sales and use tax liabilities, which resulted in an underaccrual of $5.6 million related to periods prior to January 1, 2008 and consequently resulted in a restatement of our 2007 financial statements.

During 2008 and 2009, we took a number of actions that were designed both to address the material weaknesses identified by management and to enhance our accounting and internal control functions in response to the recent and anticipated growth of our company. These actions included, among other things, the following:

•	We significantly increased our finance and accounting staff. The additions to our staff have included a new tax director, controller and corporate controller and other experienced personnel at the senior staff, manager and staff levels.

•	We implemented additional internal reporting and review procedures, including those designed to add depth and redundancy to our review processes.

•	We improved communications and coordination among our departments. For example, we implemented monthly financial and operational review meetings involving our accounting, legal, operational and sales departments as well as senior management.

Management identified a significant deficiency in our internal control over financial reporting in connection with the preparation of our financial statements for fiscal year 2009. The Public Company Accounting Oversight Board has defined a significant deficiency as a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The significant deficiency related to a manual inventory valuation process. A number of the actions listed above have contributed to the remediation of this significant deficiency, including the hiring of additional qualified personnel and the implementation of additional review procedures. However, we cannot yet assert that the remediation is or will be effective as we have not yet completed our annual financial reporting process whereby we assess the effectiveness of our controls.

In addition to the actions described above, we are in the process of implementing a new Enterprise Resource Planning (ERP) system that will automate many functions that we currently perform manually. This will reduce the risk of human error and further enhance the reliability of our financial reporting process.

Our management did not identify any material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for fiscal year 2009. However, while we have begun the process of evaluating our internal control over financial reporting, we will not complete our review until the audit of our financials statements for fiscal year 2010 has been completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify control deficiencies, which could give rise to significant deficiencies and other material weaknesses.

As a result of recent changes in federal law, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting until such time as we become an “accelerated filer” as defined in Rule 12b-2 of the Exchange Act. When and if it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

BUSINESS

Our Company

We are a leading independent provider of oil and natural gas well stimulation services and products with expertise in high-pressure hydraulic fracturing. E&P companies operating in the United States use our services and products primarily to enhance their recovery rates from wells drilled in shale and other unconventional reservoirs. Our operations are vertically integrated, which reduces our operating costs, increases our asset utilization, improves our supply chain flexibility and responsiveness and ultimately enhances our financial performance and ability to provide high quality customer service. We use proprietary designs to manufacture durable equipment that we believe gives us a competitive advantage in the most demanding applications. In response to the high demand for our hydraulic fracturing services, we expanded our business in 2007 and 2008 by acquiring raw sand reserves and commencing sand mining and processing operations, and in January 2009 we began full operation of our first resin-coating sand facility. These reserves and operations provide us with ready access to raw sand and resin-coated sand, the two principal proppants we use in our operations.

Our revenues have grown from $214.4 million in 2006 to $[       ] million in 2010, a compound annual growth rate of [  ]%. We are benefitting from a number of positive industry developments, including a dramatic increase in the amount and efficiency of horizontal drilling activity, an increase in the number of hydraulic fracturing stages per well and an increase in drilling activity in oil- and liquids-rich shale formations. These trends, together with the E&P industry’s recovery from the downturn it experienced in 2008 and 2009, have led to increased asset utilization in our industry and a tight supply of fracturing fleets, proppants and other fracturing-related services and products. We also believe there is growing international interest in horizontal drilling and fracturing methods, and we intend to evaluate these opportunities as they arise.

Our operations are focused primarily in unconventional oil and natural gas formations in the Haynesville Shale in northwestern Louisiana and east Texas, the Marcellus Shale in the Appalachian Basin in Pennsylvania and West Virginia, the Eagle Ford Shale in south Texas, and the Permian Basin in west Texas and southeastern New Mexico. We believe we have the largest market share of any hydraulic fracturing service provider in the Haynesville Shale and Marcellus Shale based on number of fleets. We are also a leading service provider in the Eagle Ford Shale, where we have plans to significantly expand our operations in 2011. In recent periods, we have obtained an increasing number of engagements in connection with oil-directed drilling, particularly in the Eagle Ford Shale and the Permian Basin. We expect to deploy new fleets in additional regions with significant oil- and liquids-directed drilling activity in 2011, which may include the Bakken Shale in North Dakota and Montana, the Niobrara Shale in Colorado, Wyoming and Nebraska and various areas in Oklahoma including the Granite Wash. The customers we currently serve are primarily large E&P companies such as Petrohawk Energy Corporation, XTO Energy Inc. (which is a subsidiary of Exxon Mobil Corporation), Chesapeake Energy Corporation and Range Resources Corporation. At December 31, 2010, we operated 23 hydraulic fracturing fleets with approximately 996,250 horsepower in the aggregate.

We believe the vertical integration of our operations, which provides the ready availability of the equipment and products that are necessary to our business, provides us with a significant competitive advantage. We manufacture all the hydraulic fracturing units in our fleets as well as substantially all the high-pressure pumps used in our fracturing units. We own and operate sand mines, related processing facilities, a resin-coating facility and a distribution network that provide us with a reliable and low cost supply of raw and resin-coated sand. Our raw sand and resin-coating sand operations supplied approximately 65% and 49%, respectively, of the raw sand and resin-coated sand we used as proppants in our hydraulic fracturing operations during 2010. In addition, we formulate and blend some of the chemical compounds that we use in fracturing fluids at our chemical manufacturing facility and research and development laboratories. Our technical staff of engineers, chemists, technicians and a geologist support our operations by optimizing the design and delivery of our equipment, products and services to continually improve the quality, durability and effectiveness of the solutions we provide to our customers.

At full capacity, we are capable of producing up to 20 fracturing units, with an aggregate of approximately 50,000 horsepower, per month. To increase our fracturing units’ durability, reliability, and utilization, we manufacture a proprietary high pressure pump consisting of two key assemblies, a power end and a fluid end. Although the power end of our pumps may last several years, the fluid end, which is the part of the pump through which the fracturing fluid is expelled under high pressure, is a shorter-lasting consumable, often lasting less than one year. We currently have the capacity to manufacture up to 20 power ends and 100 fluid ends per month to equip new fracturing units and to replace the fluid ends on our existing fleets.

We have processing plants at our two sand mines in Texas and Missouri and an additional sand processing plant in Wisconsin. We are currently capable of extracting and processing approximately 2.5 million tons per year of raw sand, which is the most common type of proppant we use in our fracturing operations. As of December 31, 2010, we had an estimated 367 million tons of strategically located sand reserves, which we have classified as “probable” reserves under the SEC’s disclosure rules. Our resin-coating facility can produce 600 million pounds of resin-coated sand annually. We intend to expand our raw sand and resin-coated sand production capacity over the next 12 months. See “— Sand Production and Distribution — Sand Production”. In addition to our mines and processing plants, we have seven sand distribution facilities in Texas, Louisiana and Pennsylvania, 110 bulk hauling trailers for highway transportation and more than 1,300 leased rail cars.

Industry Overview

The pressure pumping industry provides hydraulic fracturing and other well stimulation services to E&P companies. Fracturing involves pumping a fluid down a well casing or tubing under high pressure to cause the underground formation to crack, allowing the oil or natural gas to flow more freely. A propping agent, or “proppant,” is suspended in the fracturing fluid and keeps open the cracks created by the fracturing process in the underground formation. Proppants generally consist of sand, resin-coated sand or ceramic particles. The total size of the hydraulic fracturing market, based on revenue, was estimated to be approximately $16.0 billion in 2008 and approximately $10.5 billion in 2009 based on data from a 2009 report by Spears & Associates.

The main factors influencing demand for fracturing services in North America are the level of horizontal drilling activity by E&P companies and the fracturing requirements, including the number of fracturing stages and the volume of fluids, chemicals and proppant pumped per stage, in the respective resource plays. The level of drilling activity in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. The most critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and the domestic supply and demand for natural gas. Demand for oil and natural gas is cyclical, as the industry is driven by commodity demand and corresponding price fluctuations. When oil and natural gas price increases occur, E&P companies generally increase their capital expenditures, which results in greater revenues and profits for oilfield service companies. The increased capital expenditures also ultimately result in greater production, which historically has resulted in increased supplies and reduced prices, which, in turn, tends to reduce demand for fracturing services. During 2008 and 2009, depressed crude oil and natural gas prices resulted in reduced activity in the E&P industry and a decline in demand for hydraulic fracturing services. These adverse conditions were the principal reason for the contraction in the size of the hydraulic fracturing market in 2009 noted above. Since late 2009, there has been a significant increase in both horizontal drilling activity and related fracturing requirements, which has increased the demand for our services and products. We believe the revenue generated in the hydraulic fracturing market in 2010 will exceed the revenue generated in 2008.

A recent phenomenon that has increased the demand for fracturing services has been the development of unconventional oil- and natural gas-rich fields in the United States. Conventional production seeks to recover oil or natural gas that is trapped in a reservoir below the surface, and requires only a conventional vertical well to recover the oil or natural gas. Conversely, unconventional oil and natural gas production requires fracturing and other well stimulation techniques to recover oil or natural gas that is trapped in the source rock and typically involves horizontal drilling. The estimated natural gas supply in the United States increased by 35% between 2006 and 2008, primarily due to the development of unconventional resource plays, and shale gas resources have grown from 5% of total production in 2006 to 20% in 2009.

Two technologies — hydraulic fracturing and horizontal drilling — are critical to recovering unconventional oil and natural gas. Increased production from unconventional reserves has resulted in more horizontal drilling, which increases demand for our fracturing services. In addition, horizontal wells have become longer and more complex, resulting in (i) an increase in the number of fracturing stages per well, (ii) more intensive fracturing (as measured by relative horsepower used per day per job) and (iii) an increase in the amount of proppant used per well and per stage.

The following chart illustrates the recent trend in the number of rigs with horizontal and vertical drilling activity in North America, depicting an increasing share of rigs with horizontal drilling.

Data Source: Baker Hughes, Inc.

A trend that has further increased the demand for fracturing services is the increase in the number of oil-related horizontal rigs as compared with the number of gas-related rigs.

The following chart illustrates the recent trends depicting the increase in the oil-related rig count as compared to the gas-related rig count.

Data Source: Baker Hughes, Inc.

The following chart shows a comparison of oil and natural gas prices.

Data Source: FactSet Research Systems

Industry Trends Impacting Our Business

Increase in Frac Stages Resulting from Horizontal Drilling Activity

Advances in drilling and completion technologies including horizontal drilling and hydraulic fracturing have made the development of many unconventional resources such as oil and natural gas shale formations economically attractive. This has led to a dramatic increase in the development of oil- and natural gas-producing shale formations, or “plays,” in the United States. According to Baker Hughes, Inc., the North American horizontal rig count has risen from 335 at the beginning of 2007 to 947 at the end of December 2010. At the same time, the hydraulic fracturing industry is benefitting from drilling trends that are causing the number of fracturing stages to grow at a faster rate than the horizontal rig count. As E&P companies have become more experienced at developing shale plays, the time required to drill wells has decreased, thus increasing the number of wells drilled per year and hence the number of fracturing stages demanded for a given rig count. At the same time, the length of well laterals is increasing and fracturing stages are being performed at closer intervals, which also is increasing the number of fracturing stages per well. These trends are providing significantly greater revenue opportunities for our services.

Increased Service Intensity in More Demanding Shale Reservoirs

Many of the new shales that have been discovered, such as the Haynesville and Eagle Ford Shales, are high pressure reservoirs that require an increasing number of fracturing stages and more technically sophisticated forms of proppant, such as resin-coated sand and ceramic proppants. The additional horizontal drilling activity, coupled with the demanding characteristics of unconventional reservoirs, has put increasing demands on hydraulic fracturing equipment. Moreover, individual fracturing stages have become more intensive, requiring more fluids, chemicals and proppant per stage. We focus on the most demanding reservoirs where we believe we have a competitive advantage due to the high performance and durability of our equipment and our ability, through our vertical integration, to support high asset utilization that results in more efficient operations. We believe that, within the industry, we manufacture and deploy one of the most durable fluid ends, which is the part of the high pressure pump that requires replacement most frequently.

Increased Asset Utilization

We are ultimately compensated based on the number of fracturing stages we complete. Historically, each of our fleets completed one fracturing stage per day, but our fleets now typically complete multiple stages per day, usually on the same well. In our highest activity regions, our fleets are operating on a 24-hour-per-day, seven-day-per-week basis with two crews rotating to increase asset efficiency. In addition, we are scheduling fracturing jobs that are geographically close to one another in order to increase our asset utilization. While increased asset utilization results in higher levels of stress on our equipment, we have increased our capacity to manufacture, maintain and repair fluid ends and other products, which has bolstered our repair and maintenance capability.

Increased Drilling in Oil- and Liquids-Rich Formations

While the majority of U.S. drilling rigs are currently drilling in natural gas formations, there is increasing activity in oil- and liquids-rich formations such as the Eagle Ford, Bakken and Niobrara Shales and various plays in Oklahoma, including the Granite Wash. Although the E&P industry is cyclical and oil prices have historically been volatile, we believe that many of the oil- and liquids-rich plays are economically attractive at oil prices substantially below the current prevailing oil price. In addition, we believe this should provide continued and growing opportunities for our services in the near term.

Tight Supply of Hydraulic Fracturing Fleets, Proppants and Other Products

Due to increased drilling in unconventional formations, the demand for well stimulation services and products has increased dramatically. Consequently, fracturing fleets, proppants, replacement and repair parts and other products became increasingly scarce during 2010, resulting in pricing increases. Based on current market conditions, we expect this trend to continue throughout 2011. We are well positioned to take advantage of the market scarcity due to our vertical integration strategy because we supply our own pumps and most of our proppant requirements and other equipment, and we manufacture and repair our fracturing units in-house.

Growing International Interest in Hydraulic Fracturing

There is growing international interest in the development of unconventional resources such as oil and natural gas shales. This interest has resulted in a number of recently completed joint ventures between major U.S. and international E&P companies related to shale plays in the United States. We believe that these joint ventures, which generally require the international partner to commit to significant future capital expenditures, will provide additional demand for hydraulic fracturing services in the coming years. Additionally, we believe such joint ventures will continue to stimulate development of other oil and natural gas shales outside the United States.

Competitive Strengths

We believe that we have the following competitive strengths:

Vertically Integrated Business

Our vertical integration provides us with a number of competitive advantages. For example, the time between initial order and final delivery of a fracturing unit is significantly reduced as a result of our in-house manufacturing. Moreover, once our units are deployed, they are able to continue to operate with minimal delays for our customers, because our ability to quickly provide replacement fluid ends and other consumables reduces our maintenance turnaround time. Similarly, our raw sand and resin-coating operations provide a reliable source of proppant for our operations. Our sand distribution centers and our transportation infrastructure address the logistical challenges inherent in our business by allowing us to transport and deliver proppant and equipment quickly to our fracturing jobs on short notice.

Because we produce most of the key equipment and products necessary for our operations, we are able to provide swift service while controlling costs. We estimate that our manufacturing costs per fracturing unit is approximately 30% less than we would pay to purchase a similar fracturing unit from outside suppliers and that our manufacturing cost per fluid end is approximately 30% less than we would pay to purchase a similar fluid end from outside suppliers. Similarly, we are able to produce proppants such as raw sand and resin-coated sand and to blend chemicals at lower cost than we would typically pay for such products from outside suppliers. As a result, our vertically integrated business improves our margins, reduces our maintenance capital expenditures and improves our equipment utilization. These factors enable us to provide superior service at competitive prices, thereby increasing customer satisfaction, strengthening our existing customer relationships and helping us to expand our customer base.

High-Quality Fleet

We maintain high-quality fleets of hydraulic fracturing units and related equipment. Our 23 fleets had approximately 996,250 horsepower in the aggregate as of December 31, 2010 and are strategically located throughout our principal markets. We believe our fleets are among the newest, most reliable and highest performing in the industry with the capability of meeting the most demanding pressure and flow rate requirements in the field. Our equipment’s durability minimizes delays and reduces maintenance costs. Moreover, we maintain our high-quality fleets through our manufacturing and repair facilities and our maintenance and repair personnel who work out of our district offices, which allow us to service, repair and rebuild our equipment quickly and efficiently without incurring excessive costs. These factors increase utilization of our fleets and enhance customer satisfaction because of reduced down time and delays.

Advanced Equipment and Products

Our engineering team has enabled us to create what we believe to be one of the most technologically advanced and durable fleets of hydraulic pumps in the industry. We also have chemical blending and research and development facilities where our technical staff designs and improves upon the composition of the chemicals we add to hydraulic fracturing fluids based on specific customer needs and geological factors. For example, we recently filed a U.S. patent application for a new additive that uses nano particles to enhance the recovery of hydrocarbons from significantly depleted hydrocarbon formations. In addition, our technical staff has developed innovative techniques for completing and stimulating wells in unconventional formations that have helped establish us as a market leader in our industry.

Highly Active Customer Base

We have long-standing relationships with many of the leading oil and natural gas producers operating in the United States. Our largest customers include Petrohawk Energy Corporation, XTO Energy Inc., Chesapeake Energy Corporation and Range Resources Corporation. Since 2002, we have broadened our customer base as a result of our technical expertise, high-quality fracturing fleets and reputation for quality and customer service. Our strong customer relationships allow us significant revenue visibility in the near to intermediate term and facilitate our ability to opportunistically expand our business to provide services to our customers in multiple areas in which they have operations. In addition, we have exclusively dedicated a larger portion of our fleets to our largest customers pursuant to informal arrangements and long-term written agreements.

Leading Market Share in Key Unconventional Resource Plays

As a result of our focus on superior service and strong customer relationships, we believe we have leading market shares in the Haynesville and Marcellus Shales. We are rapidly increasing our market share in the Eagle Ford Shale, which is another geologically demanding shale formation. In addition to our current leading positions, we have plans to expand into other prolific unconventional resource plays, such as the Bakken and Niobrara Shales and the Granite Wash, where significant demand exists for high-quality fracturing services. Our leading market positions in the most demanding shale plays create economies of scale that allow us to more efficiently deploy our crews and to increase our productivity, efficiency and performance.

Incentivized Work Force

The managers of our hydraulic fracturing crews are eligible to receive incentive pay per fracturing stage subject to satisfying quality and safety standards. In addition, all of our field employees are eligible to receive incentive pay based on satisfying safety standards. We believe that this incentive program enables us to achieve higher utilization, attract the most competent work force and motivate our employees to continually maintain quality and safety. The incentive pay available under this program may represent a significant supplement to the compensation earned by our fleet managers.

Experienced Management Team

We have an experienced management team that has built our business. Dan Wilks and Farris Wilks, our chief executive officer and chief operating officer, respectively, who founded our company in 2002, each has more than 25 years of oilfield business experience. We recently added Marc Rowland, former Chief Financial Officer of Chesapeake Energy Corporation, as our new President and CFO effective November 1, 2010. Our Executive Vice President of Sales and Operations, Bill Barker, has over 26 years of oilfield business experience. The remainder of our management team is comprised of seasoned operating, marketing, financial and administrative executives, many of whom have prior experience at prominent oilfield service companies such as BJ Services Company, Halliburton Corporation and Schlumberger Limited. Our management team’s extensive experience in and knowledge of the oilfield services industry strengthens our ability to compete and manage our business through industry cycles.

Strategy

We intend to build upon our competitive strengths to grow our business and increase our revenues and operating income. Our strategy to achieve these goals consists of (1) enhancing our vertical integration, (2) increasing our proppant production and distribution and our pump manufacturing capacity, (3) expanding our geographic footprint, (4) focusing on our operational efficiencies and (5) continuing to enhance our contract terms with customers.

Enhance Vertical Integration

We will continue to seek opportunities to further enhance our vertical integration by adding complementary service offerings to improve our customer service. Any new services that we may add will be focused primarily on improving the quality, reliability and deliverability of our existing service offerings.

Increase Proppant Production and Distribution and Pump Manufacturing Capacity

We intend to increase our raw sand production capacity by expanding our three existing processing plants in Texas, Missouri and Wisconsin, and we are seeking to open a third sand mine, as well as a new sand processing plant, in Illinois. In addition, we plan to more than double our resin-coated sand production capacity over the next few years, and we are enlarging our distribution network to support the expansion of our sand operations. We also intend to increase our high pressure pump manufacturing capacity by expanding our existing plants and adding new plants.

Expand Geographic Footprint

We will continue to expand our operations to regions containing unconventional formations that are likely to require multi-stage high-pressure hydraulic fracturing efforts. For example, we recently deployed two new fleets with approximately 80,000 horsepower to serve customers in the Eagle Ford Shale, bringing our total horsepower in that region to approximately 188,000 horsepower. In addition, in response to strong demand for horizontal drilling in oil- and liquids-rich regions, we are contemplating the deployment of fleets to the Bakken Shale in North Dakota and Montana, the Niobrara Shale in Colorado, Wyoming and Nebraska and various areas in Oklahoma including the Granite Wash. We intend to add more hydraulic fracturing fleets to pursue these opportunities. We expect to add 13 new fleets, and additional fracturing units to some of our existing fleets, with an aggregate additional horsepower of approximately 562,000 by the end of 2011.

Although we currently have no international operations, we will continue to evaluate those opportunities as they arise.

Focus on Operational Efficiencies

We intend to continue to focus on improving our operational efficiencies to increase our asset utilization and to improve our cost structure. We can quickly reposition our fleet into the most active and profitable markets as demand for hydraulic fracturing services changes in order to maintain fleet utilization, generate additional revenues and improve margins. In certain circumstances, we have deployed multiple crews for a single fleet to allow us to operate our fleets on a 24-hour-per-day, seven-day-per-week basis, and we will continue to look for opportunities to do so. We continue to strive to reduce equipment down time through the use of our regional maintenance centers.

Continue to Enhance Contract Terms with Customers

In response to increased demand and tight supply of fracturing fleets in some of our key markets, at the request of a number of our customers we have informally dedicated one or more of our fleets exclusively to their operations at agreed prices. These arrangements increase our ability to forecast future revenues, increase our ability to deploy our fleets efficiently and enhance our customer relationships. Five of our 23 fleets are informally dedicated to customers under these arrangements.

We have recently begun negotiating written dedicated service agreements with customers. These agreements are typically for two-year terms and require customers to pay us a minimum daily rate, or a minimum amount per quarter, which will provide us with more predictability regarding our future revenue. Since October 2010 we have entered into seven of these written contracts with some of our largest customers operating in the Haynesville, Marcellus and Eagle Ford Shales pursuant to which we have agreed to dedicate one or more fleets to their operations. Each of these contracts requires the customer to pay a substantial fee for early termination of the contract, and the prices we charge the customers are subject to increases based on increases in our costs, subject to certain limits. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Generate Our Revenues”. We expect that a majority of the 13 new fleets we plan to deploy by the end of 2011 will eventually operate under written agreements with similar provisions. Each of the remaining fleets will be dedicated to serving multiple customers on an as-available basis, allowing us to retain the flexibility to serve new customers and to redeploy our fleets to new regions as attractive opportunities arise.

Hydraulic Fracturing Operations

We provide high-pressure hydraulic fracturing (or frac) services to E&P companies. Fracturing services are performed to enhance the production of oil and natural gas from formations having low permeability such that the natural flow is restricted. We have significant expertise in the fracturing of multi-stage horizontal oil- and natural gas-rich wells in shale and other unconventional geological formations. In prior periods, most of our engagements were for natural gas wells. In recent periods, we have obtained an increasing number of engagements in connection with oil wells, particularly in the Permian Basin and the Eagle Ford Shale. We expect to deploy new fleets in additional regions with significant oil- and liquids-directed drilling activity in 2011, which may include the Bakken Shale in North Dakota and Montana, the Niobrara Shale in Colorado, Wyoming and Nebraska and various areas in Oklahoma including the Granite Wash, among others.

The fracturing process consists of pumping a fracturing fluid into a well at sufficient pressure to fracture the formation. Materials known as proppants, in our case primarily sand or sand coated with resin, are suspended in the fracturing fluid and are pumped into the fracture to prop it open. To a lesser extent, we also use ceramic materials, which we obtain from third party suppliers, as proppants. The fracturing fluid is designed to “break,” or lose viscosity, and be forced out of the formation by its pressure, leaving the proppants suspended in the fractures.

In some cases, fracturing is performed using an acid solution pumped under pressure without a proppant or with small amounts of proppant. Acids are typically used to enhance the flow rate of oil and natural gas from wells that experience formation damage from drilling or completion fluids or the gradual build-up of materials that restrict the flow of hydrocarbons in the formation. Acidizing entails pumping large volumes of specially formulated acids into reservoirs to dissolve barriers and enlarge crevices in the formation, thereby eliminating obstacles to the flow of oil and natural gas.

We own and operate fleets of mobile hydraulic fracturing units and other auxiliary heavy equipment to perform fracturing services. Our hydraulic fracturing units consist primarily of a high pressure hydraulic pump, a diesel engine, a transmission and various hoses, valves, tanks and other supporting equipment that are typically mounted to a flat-bed trailer. The group of fracturing units, other equipment and vehicles necessary to perform a typical fracturing job is referred to as a “fleet” and the personnel assigned to each fleet are commonly referred to as a “crew”. For information about the equipment that is typically included in a fleet, see “— Properties and Equipment — Equipment” below. In areas where we operate on a 24-hour-per-day basis, we typically staff two crews per fleet. We manufacture all our fracturing units and high pressure pumps in order to enhance the performance and durability of our equipment and meet our customers’ needs. See “— Our Company” above.

An important element of fracturing services is determining the proper fracturing fluid, proppants and injection program to maximize results. Our field engineering personnel provide technical evaluation and job design recommendations for customers as an integral element of our fracturing service. Technological developments in the industry over the past several years have focused on proppant density control, liquid gel concentrate capabilities, computer design and monitoring of jobs and cleanup properties for fracturing fluids.

During fiscal years [2007,] 2008, 2009 and 2010, our capital expenditures were $[292.5] million, $163.0 million, $61.8 million and $[  ] million, respectively. This investment demonstrates our commitment to growing our business and the significant capital required to be a major participant in the industry, particularly in shale and other unconventional formations that place intense mechanical demands on fracturing equipment.

Our operations are focused in areas of the United States in which there are significant onshore shale formations in which E&P companies are actively developing and producing oil and natural gas. The shale areas in which we are currently most active are the Haynesville Shale, the Marcellus Shale and the Eagle Ford Shale. These geologically demanding shale formations are typically hydraulically fractured in order to be productive. We also have significant operations in the Permian Basin.

Haynesville Shale.  We believe we currently have the largest market share of any hydraulic fracturing company in the Haynesville Shale in northwestern Louisiana and east Texas. During 2010, our operations in the Haynesville generated the largest percentage of our revenues of any region. The Haynesville Shale reservoir is defined by a shale formation located approximately 1,500 feet below the Cotton Valley formation at depths ranging from approximately 10,500 feet to 13,000 feet. The Haynesville Shale, which is as much as 300 feet thick and composed of an organic rich black shale, has become one of the most active natural gas reservoirs in the United States. As of December 31, 2010, there were approximately 172 horizontal drilling rigs being operated in the Haynesville Shale, and a single well may be completed in as many as 25 stages, or horizontal zones, each of which requires a separate fracturing job. At December 31, 2010, we had eight fleets operating in the Haynesville Shale, consisting of 211 fracturing units with approximately 487,150 aggregate hydraulic horsepower.

Marcellus Shale.  We also believe that, as of December 31, 2010 we had the largest market share of any hydraulic fracturing company in the Marcellus Shale in Pennsylvania and West Virginia. The Marcellus Shale ranges in thickness from approximately 150 to 200 feet at depths between approximately 5,000 and 8,000 feet. As of December 31, 2010, there were approximately 137 horizontal drilling rigs being operated in the Marcellus Shale. We have been operating in the Marcellus Shale since 2007. At December 31, 2010, we had four fleets operating in this area, consisting of 69 fracturing units with approximately 155,250 aggregate hydraulic horsepower.

Eagle Ford Shale.  We began operations in the Eagle Ford Shale in south Texas in the third quarter of 2010 and our market share is rapidly increasing. The Eagle Ford Shale, which is as much as 200 feet thick, ranges in depth between approximately 4,000 and 14,000 feet. This shale, which does not have significant natural fractures, is considered the “source rock” for the Austin Chalk and Edwards formations above it. As of

December 31, 2010, there were approximately 73 horizontal drilling rigs being operated in the Eagle Ford Shale. Our first significant engagement in the Eagle Ford Shale was in August 2010. At December 31, 2010, we had four fleets operating in this area, consisting of 80 fracturing units with approximately 188,000 aggregate hydraulic horsepower. We plan to add an additional three fleets to our operations in this region during the next 12 months. We anticipate that our operations in the Eagle Ford Shale will generate an increasing percentage of our revenue over the next several years.

Permian Basin.  We began our operations in the Permian Basin in west Texas and southeastern New Mexico in 2007. The Permian Basin ranges in thickness from approximately 2,000 to 3,000 feet at depths between approximately 7,000 and 10,000 feet. As of December 31, 2010, there were approximately 60 horizontal drilling rigs being operated in the Permian Basin. At December 31, 2010, we had six fleets operating in this area, consisting of 53 fracturing units with approximately 141,850 aggregate hydraulic horsepower.

Barnett Shale.  Our operations in the Barnett Shale in the Fort Worth Basin of north-central Texas were one of the key drivers of our growth. Earlier in our history, a majority of our revenues were produced by our operations in the Barnett Shale. In recent periods, we have expanded our operations in areas with more challenging geological formations, including those listed above, where we believe we have a competitive advantage over companies with less durable equipment or less sophisticated hydraulic fracturing operations. The Barnett Shale became less significant to our overall operations, and we are not currently operating in this region. We still own our district office in this region and could quickly reestablish operations in the Barnett Shale if market conditions made it desirable.

Other Formations.  In addition to the areas discussed above, at December 31, 2010, we had one fleet providing fracturing services in the Uinta Basin out of our Vernal, Utah district office consisting of eight fracturing units and several smaller pumping systems with approximately 24,000 aggregate hydraulic horsepower. We anticipate expanding our operations in the near to intermediate term by deploying new fleets in additional formations, which may include, among others, various areas in Oklahoma such as the Granite Wash, a tight sands oil and natural gas formation, and oil-rich regions such as the Bakken Shale in North Dakota and Montana and the Niobrara Shale in Colorado, Wyoming and Nebraska.

Sand Production and Distribution

Sand Production

The proppants we use most frequently are raw sand and resin-coated sand. A reliable source of raw sand and the ability to deliver it to job sites quickly and efficiently are crucial to the success of our business. This is particularly significant during periods in which there are shortages of sand, such as late 2008. As activity in our industry increased in the fourth quarter of 2009 and throughout 2010, demand for and prices of raw sand and resin-coated sand have increased significantly. We believe shortages could result in certain markets during 2011. By acquiring land containing extensive deposits of raw sand, and by operating our own mining and processing facilities and resin-coating operations, we have provided for ourselves a stable source of proppants and have reduced our exposure to potential shortages.

Raw sand is the cheapest widely-used proppant in the industry. Raw sand that is compliant with American Petroleum Institute standards is available primarily in only two areas of the country in large quantities, namely, the northern midwest (Ottawa sand) and central Texas (Brady sand). We began our mining operations in Perryville, Missouri in 2007 and in Voca, Texas in 2008. We are currently seeking permits to operate a third sand mine, which we own, in Ottawa, Illinois. We cannot assure you that we will obtain the necessary permits for this sand mine. In addition to the reserves we own, we are party to two agreements with terms ending in 2033 under which we have rights to obtain Ottawa sand excavated by landowners engaged in agricultural operations in Monroe County, Wisconsin. We believe the reserves of Brady sand and Ottawa sand that we own and have the right to obtain will be sufficient to allow us generally to meet our sand requirements for at least the next 20 years, based on the currently anticipated requirements of our business. See “— Sand Reserves”.

We own processing plants at our Texas, Missouri and Wisconsin locations and we intend to build a fourth processing plant in Illinois when we have completed the permitting process. We are currently capable of extracting and processing approximately 2.5 million tons of raw sand per year. During 2008, 2009 and 2010, we shipped approximately 255,000 tons, 500,000 tons and 1.1 million tons, respectively, of raw sand from our processing plants. We obtain some of the raw sand we use as proppants from third party suppliers. Our raw sand operations supplied approximately 65% of the raw sand we used as proppants in our hydraulic fracturing operations during the year ended December 31, 2010.

In addition to raw sand, we use resin-coated sand as proppants in the more geologically challenging formations that require fracturing at higher pressures. Resin-coated sand is raw sand that has been processed and coated with resin. We acquired a resin-coating operation in Birmingham, Alabama effective January 1, 2009, in order to provide a stable supply of resin-coated sand for our operations. During 2009 and 2010, we shipped approximately 184 million pounds and 478 million pounds, respectively, of resin-coated sand from our resin-coating facilities. We used all of the resin-coated sand we processed during 2010 as proppants in our fracturing operations. We obtain some of the resin-coated sand we use as proppants from third party suppliers. Our resin-coating sand operations supplied approximately 49% of the resin-coated sand we used as proppants in our hydraulic fracturing operations during the year ended December 31, 2010.

We produce resin-coated sand at our Birmingham facility primarily using raw sand from our own mines. We currently operate four production lines at this facility with a combined annual production capacity of approximately 600 million pounds of resin-coated sand, and we expect to add up to five additional production lines in the next 12 months. As part of such expansion, we have entered into a ground lease agreement for the construction and operation of new facilities consisting of four production lines in Cutler, Illinois that will provide an estimated additional annual production capacity of 400 million pounds of resin-coated sand. We anticipate that construction will be completed on the first two of the four planned lines in Cutler in the second quarter of 2011. We have applied for permits for the construction of the other two lines, which we hope to complete by the end of 2011. We have also received a permit to build a resin-coating plant adjacent to our Ottawa, Illinois mine location. We are also seeking permits to construct resin-coating plants at three locations in Texas and one in Wisconsin.

Our sand reserves and production facilities are strategically located in proximity to key oil and natural gas producing areas, including the regions in which we are currently most active. We expect to approximately double our proppant capacity in 2011 by adding new raw sand and resin-coated sand processing plants and by expanding our existing facilities. This will support the planned expansion of our fracturing operations and decrease delivery times to our job sites.

Sand Distribution

We operate an extensive sand distribution network. Our sand distribution facilities include a central distribution facility that we own in Cleburne, Texas and six satellite facilities in Texas, Louisiana and Pennsylvania that we own or lease. We have also recently acquired land in Pleasanton, Texas and have begun building a storage facility and rail yard at that location, which we expect to open in the first quarter of 2011. We own 110 bulk hauling trailers used for highway transportation of sand and lease more that 1,300 rail cars. Additional details about our sand distribution facilities is set forth in the table below.

	Number of	Silo Storage Capacity
Facility Location	Silos	(in tons)

Cleburne, Texas (owned)	8	1,600
Monahans, Texas (owned)	12	2,100
Shreveport, Louisiana (leased)	24	4,200
Rook, Pennsylvania (leased)	8	1,400
Glenwood, Pennsylvania (leased)	—	—
Longview, Texas (owned)	12	3,000
Hughes Springs, Texas (leased)	—	—

In addition to our silo storage capacity, each of our rail cars has a capacity of approximately 100 tons, giving us more than 130,000 tons of additional capacity. At any time, a significant number of our rail cars may be assigned to a specific facility, which provides additional storage capacity at the facility on an as-needed basis.

Through our sand distribution centers and transportation infrastructure, we are better able to service our customers’ short-notice needs and provide solutions to the logistical challenges presented by the large volume of sand required for fracturing jobs. We use our trailers and rail cars to move this sand quickly and efficiently from our strategically-located sand distribution centers to our customers’ well sites, enabling us to minimize work stoppages and delays often created in our industry by logistical issues related to proppant sourcing.

There are significant barriers to entry into the raw sand and resin-coated sand businesses, including the costs of acquiring significant reserves of Brady sand or Ottawa sand, the costs of building processing facilities and establishing a distribution network, the permit processes, which can be complex and protracted, and the expertise necessary to produce sand meeting American Petroleum Institute specifications for oil and natural gas fracturing sand. We believe these barriers to entry, together with our extensive reserves and the scope of our existing and planned production facilities and distribution network, give us a significant competitive advantage. Given that multi-stage horizontal wells drilled in shale and other unconventional formations require large amounts of proppant, our advantage may become even more significant as the number of these wells continues to increase.

Sand Reserves

We own extensive reserves of raw sand near Voca, Texas, Perryville, Missouri, and Ottawa, Illinois. Reserves are estimated by our internal geologist based upon drilling and testing data sufficient to elevate reserves to “probable” (or “indicated”) status, within the meaning of the SEC’s disclosure rules. All of our sand reserves, before extraction, are in the form of sandstone in open pits, and may be located under varying thicknesses of overburden consisting of material such as topsoil, clay, silt or rock such as shale or limestone. Our estimates of probable reserves are of recoverable Brady sand and Ottawa sand of suitable quality for economic extraction, recognizing reasonable economic and operating constraints as to excavation, maximum depth of overburden, and permit or zoning restrictions. Reserve estimates for any location may differ from the amount of sand ultimately extracted from that location.

We are conducting active mining operations at our Voca, Texas and Perryville, Missouri locations and have applied for permits necessary to begin mining operations at our Ottawa, Illinois location. See “— Sand Production”. The following table contains information about our estimated probable sand reserves on land that we own at these locations.

Sand Mine			Internally Estimated
Location	Acres Owned	Status	Probable Reserves

Voca, Texas	1,233	Active	280 million tons
Perryville, Missouri	250	Active	34 million tons
Ottawa, Illinois	245	Permit Applied For	53 million tons

Total:	1,728		367 million tons

We have recently acquired additional land, consisting of approximately 1,490 acres in the aggregate, in central Texas near and adjacent to our existing reserves in Voca, Texas, and we own an additional 100 acres in Missouri near our existing reserves in Perryville, Missouri. We have not yet performed the drilling and testing necessary to elevate the sand reserves on this acreage, which is not shown in the table above, to a reportable status.

In addition to the reserves we own, we are party to two agreements under which we obtain Ottawa sand excavated by landowners engaged in agricultural operations in Monroe County, Wisconsin. Each of those agreements has a 25-year term ending in 2033 and cannot be terminated by the landowner except in limited circumstances, such as our failure to purchase a minimum amount of sand in a year. We process raw sand obtained under these agreements at our processing plants in Oakdale and Readfield, Wisconsin.

All of our mine facilities are accessible by public roadways and are served by public and rural cooperative power sources. The approximate aggregate cost at which we acquired the land and the equipment currently located at our mines was approximately $32.9 million for our assets near Voca, Texas, approximately $32.1 million for our assets near Perryville, Missouri, and approximately $2.0 million for our assets near Ottawa, Illinois.

Our internal geologist is Victor L. Kastner, Vice President of Operations of the subsidiary through which we conduct our raw sand mining and processing operations. Mr. Kastner received his B.S. in Geology from Fort Lewis College in 1978 and has more than 30 years of experience as a professional geologist. He received his certification as a Registered Professional Geologist from the State of Wyoming.

Manufacturing Operations

We manufacture all the hydraulic fracturing units we use in our operations at our manufacturing facilities in Cisco, Texas. At this facility, we also manufacture many of the components used in our fracturing units, including fuel tanks, structural brackets, hoses, mufflers and trailers. At our facility in Fort Worth, Texas, we manufacture substantially all the high-pressure hydraulic pumps used in our fracturing units. At our Aledo, Texas facility, we have recently begun manufacturing manifolds, which are a significant component of our fracturing units, and certain of the other service equipment we use in our operations, including blenders. In the future, we may also manufacture these items at our Cisco facility.

Our in-house manufacturing operations enable us to increase our units’ durability, reliability and utilization, which allows us to perform in geologically demanding formations that many of our competitors are unable to fracture efficiently. Our manufacturing operations also provide significant benefits to our customers by reducing down time due to equipment failure. We can also modify our proprietary equipment designs quickly in response to customer requirements, using the knowledge and experience we gain by operating in harsh geological environments. We believe our technologically advanced fleets are among the newest, most reliable and highest performing in the industry with the capability of meeting the most demanding pressure and flow rate requirements in the field. We also perform maintenance and repair services on our equipment at our manufacturing facilities and at our district facilities, which allows us to service and repair our equipment quickly and efficiently without incurring excessive costs. This further increases utilization of our fleets and enhances customer satisfaction because of reduced down time and delays. For these reasons, we believe our in-house manufacturing operations give us a significant competitive advantage.

Operating at full capacity, our manufacturing facility in Cisco, Texas is capable of producing up to 20 fracturing units per month, with approximately 50,000 aggregate horsepower. In 2008, we produced 100 fracturing units at this facility. Due to weakness in the E&P market, we curtailed manufacturing activities during 2009, by producing 16 fracturing units in 2009. In response to increased activity in our industry, we produced 80 fracturing units during 2010 and we expect to produce a significantly larger number of fracturing units in 2011.

To increase our fracturing units’ durability, reliability and utilization, we manufacture a proprietary high pressure pump consisting of two key assemblies, a power end and a fluid end. Although the power end of our pumps may last as long as several years, the fluid end, which is the part of the pump through which the fracturing fluid is expelled under high pressure, is a shorter-lasting consumable, typically lasting less than one year. Our pump manufacturing facility in Fort Worth, Texas currently has the capacity to manufacture up to 20 power ends and 100 fluid ends per month to equip new fracturing units and to replace the fluid ends on our existing fleets. In 2008, 2009 and 2010, we manufactured and used in our fracturing unit manufacturing operations 138, 271 and 847, respectively, fluid ends and 96, 11 and 102, respectively, power ends. We intend to increase our high pressure pump manufacturing capacity through expansion of existing plants and the addition of new plants.

We estimate that our manufacturing cost per fracturing unit is approximately 30% less than we would pay to purchase a similar fracturing unit from outside suppliers and that our manufacturing cost per fluid end is approximately 30% less than we would pay to purchase a similar fluid end from outside suppliers.

We purchase from third party vendors certain of the parts we use to manufacture our pumps, as well as certain other major components of our fracturing units, including engines, transmissions, radiators and trailers, and some of our other service equipment such as blenders and sand kings.

Chemical Blending Operations

We formulate and blend the chemical compounds we use in fracturing fluids in our chemical manufacturing facility and research and development laboratories in Chickasha, Oklahoma. By employing a staff of chemists and other technical personnel at these facilities, we are able to continually improve the effectiveness of fracturing fluids using proven laboratory testing methods and information from our operating personnel about the effectiveness of fracturing fluids in the field. We believe our chemical blending operations give us the ability to produce some of the most technologically advanced fracturing fluids in the industry. For example, through our research and development efforts, we have recently developed an additive for fracturing fluids that uses nano particles to enhance recovery of hydrocarbons from significantly depleted reservoirs. We have filed a U.S. patent application for the process by which this additive enhances recovery of oil and natural gas. By continually improving the chemicals used in our operations, in many cases with our own proprietary formulas, we are able to control the quality of fracturing fluids.

By blending the chemicals at our own facilities, we are also able to reduce costs. We believe our in-house chemical development and blending operations give us a competitive advantage over our competitors who purchase all of their chemicals from third party suppliers.

We distribute the chemicals we use in our operations using our own trucks.

Properties and Equipment

In addition to our sand reserves, our sand distribution network and related properties and assets, our principal properties include our sand processing plants, mining facilities and equipment, district office facilities, manufacturing facilities and equipment and parts distribution centers, as well as the fracturing units and other equipment and vehicles operating out of these facilities. We believe our facilities and equipment are generally in good condition and suitable for the purposes for which they are used. Because we commenced our mining operations in Missouri in 2007 and in Texas in 2008, most of our equipment is relatively new.

Sand Processing Plants

We currently operate three raw sand processing plants, in Voca, Texas, Perryville, Missouri, and Oakdale, Wisconsin, and we plan to open a fourth plant in Ottawa, Illinois when we have obtained a permit to operate the sand mine we own at that location. See “— Sand Production and Distribution — Sand Production”. Our raw sand processing plants include facilities for crushing sandstone and for screening, scrubbing, dewatering and drying raw sand, as well as storage silos and conveyors.

We currently operate a resin-coating plant in Birmingham, Alabama, with four production lines, and have entered into a ground lease agreement to construct and operate plants consisting of four production lines in Cutler, Illinois. We anticipate that construction will be completed on the first two of the four planned lines in Cutler in the second quarter of 2011. We have applied for permits for the construction of the other two lines, which we hope to complete by the end of 2011. We have also received a permit to build a resin-coating plant adjacent to our Ottawa, Illinois mine. We are also seeking permits to construct resin-coating plants at three locations in Texas and one in Wisconsin. See “— Sand Production and Distribution — Sand Production”. Our resin-coating plants include facilities for heating raw sand, mixing the heated sand with resin and scalping and cooling the resin-coated sand, as well as storage silos and conveyors.

Sand Mining Equipment

The equipment at our sand mining facilities includes excavating equipment used to remove overburden, where necessary, and to extract sandstone from our mines. Our active mines are open pit mines. We employ mining contractors for drilling and blasting required to reduce the sandstone to manageable size. We typically use our own equipment for stripping, loading and hauling sandstone to our primary crushing facilities. Our equipment includes articulated trucks, rigid-frame trucks, track-mounted excavators, front end loaders and miscellaneous other equipment. A portion of our reserves in Ottawa, Illinois is below the water table, and we will also use a ladder dredge to recover the subaqueous material after blasting, once we have received the necessary permits and commenced mining operations there.

District Offices

At December 31, 2010 we had ten district offices and conducted hydraulic fracturing services out of nine of those offices. We are not currently operating any fleets out of our facility in Aledo, Texas, as we have discontinued operations in the Barnett Shale. However, we continue to use the Aledo facility as our transportation and logistics headquarters, as a training center and as an equipment repair, maintenance and electronics installation facility. We have also recently begun manufacturing certain components of our fracturing units and other service equipment at the Aledo facility. See “— Manufacturing Operations”. We can resume providing fracturing services out of this facility if we determine to operate in the Barnett Shale in the future. The following table provides certain information about our district office locations as of December 31, 2010. Except as indicated, we own the land and facilities at each of these locations. In the aggregate, we own 271 acres and lease 17 acres of land on which our district facilities are located.

		Facilities
		Size (Sq. Ft.)	Acres
District Office	Primary Area of Service and Geological Formation	(approx.)	(approx.)

Aledo, Texas (inactive)	Fort Worth Basin (Barnett Shale)	79,350	20
Longview, Texas	Eastern Texas and Western Louisiana (Haynesville Shale)	36,000	14
Shreveport, Louisiana	Ark-La-Tex area (Haynesville Shale)	35,680	40
Odessa, Texas	West Texas and Southeastern New Mexico (Permian Basin)	47,820	30
Hearne, Texas	Southeastern Texas (Freestone Trend and Permian Basin)	17,500	18
Artesia, New Mexico	Southeastern New Mexico (Permian Basin)	20,500	16
Pleasanton, Texas	South Texas (Eagle Ford Shale)	9,400	123
Williamsport, Pennsylvania	Pennsylvania (Marcellus Shale)	19,000	7
Brownsville, Washington County, Pennsylvania	Pennsylvania, West Virginia and New York (Marcellus Shale)	28,000 (1)	10
Vernal, Utah	Rocky Mountain area in Utah (Uinta Basin)	20,800	10

(1)	We lease 28,000 square feet at this facility.

We own two additional facilities, a 31-acre facility in McAlester, Oklahoma (from which we served the Woodford and Fayetteville Shales) and a 28-acre facility in Conway, Arkansas (from which we served the Fayetteville Shale), that we used as district offices until late 2008 and late 2009, respectively. We can reopen these facilities if we determine they are needed for operations in those regions in the future.

We own approximately 500 additional acres of undeveloped land, primarily in Colorado, Oklahoma, New Mexico, Texas and Utah, of which we are holding approximately 175 acres for sale.

Manufacturing and Distribution Facilities

Our equipment manufacturing and repair plant in Cisco, Texas has approximately 126,000 square feet of space and, operating at full capacity, is capable of producing up to 20 fracturing units per month. At this facility, we also manufacture many of the components used in our fracturing units, including fuel tanks, structural brackets, hoses and mufflers, as well as many of the trailers we use in our operations. We also have a parts distribution center in Cisco, Texas, which has approximately 35,000 square feet of space.

We manufacture the high-pressure hydraulic pumps that are used in our fracturing units in an approximately 89,500-square foot facility owned by us in Fort Worth, Texas.

We operate an approximately 348,000-square foot chemical manufacturing and blending facility located on approximately 56 acres owned by us in Chickasha, Oklahoma.

We have also recently begun manufacturing certain components of our fracturing units and other service equipment at our Aledo, Texas district facility. See “— Manufacturing Operations” and “— District Offices”.

Headquarters

Our headquarters are located in an approximately 13,000-square foot facility owned by us in Cisco, Texas.

Sales Offices

We have seven sales offices, which we lease in Fort Worth, Dallas, Houston, Tyler and Midland, Texas, and in Tulsa and Oklahoma City, Oklahoma.

Equipment

The equipment and vehicles we use in our operations have significant value. At December 31, 2010 we were operating 23 hydraulic fracturing fleets. Each fleet typically consists of eight to 22 fracturing units, two or more blenders (one used as a backup), which blend the proppant and chemicals into the fracturing fluid, sand kings, which are large containers used to store sand on location, various vehicles used to transport sand, chemicals, gels and other materials, various service trucks and a monitoring van equipped with monitoring equipment and computers that control the fracturing process. We design and manufacture much of the equipment we use in our operations. See “— Our Company,” “— Manufacturing Operations” and “— Properties and Equipment — Manufacturing and Distribution Facilities”.

Customers

Our principal customers are independent E&P companies conducting onshore operations in the United States. The following table shows the customers who represented more than 10% of our consolidated gross revenues from our hydraulic fracturing operations in any of the periods indicated below. The loss of any of our largest existing customers could have a material adverse effect on our results of operations.

	Percentage of Revenues
	Year Ended
	December 31,
Customer	2008	2009		2010

Petrohawk Energy Corporation	3.3	20.6		16.7
XTO Energy Inc.(1)	24.4	21.9		13.7
Chesapeake Energy Corporation	17.1	10.6		8.3
Range Resources Corporation	3.1	6.7		7.9
Antero Resources Corporation	10.2		*		*

*	Less than 1%

(1)	XTO Energy is a subsidiary of Exxon Mobil Corporation.

One of our principal customers, Chesapeake Energy Corporation, is also a significant equity holder in our company and has the right to designate one person to serve on our board of directors. See “Principal and Selling Shareholders” and “Management — Board of Directors and Executive Officers”.

Suppliers

We purchase some of the parts we use in the manufacturing of our fracturing units and certain of the raw materials we use in our operations, such as chemicals and diesel fuel, from a variety of suppliers throughout the United States. We buy all the diesel engines we use in our fracturing units from Caterpillar Inc. and Cummins

Inc. and all the transmissions we use in our fracturing units from Caterpillar Inc. and Twin Disc, Inc. We currently have agreements with Caterpillar and Twin Disc providing for delivery of specified numbers of transmissions at set prices during 2011, and agreements with Caterpillar and Cummins providing for delivery of specified numbers of diesel engines at set prices during 2011. We believe we will be able to enter into similar contracts with these manufacturers for future periods. To date, we have generally been able to obtain on a timely basis the equipment, parts and supplies necessary to support our operations. We have experienced some delays in obtaining parts that we use in our manufacturing operations during periods of high demand, and fuel price increases have resulted in significant increases in our operating costs in certain periods. If demand for our services and competition in our industry increase significantly in the future, we could experience delays or increased costs in acquiring new equipment, parts or supplies necessary to expand our business.

See “— Sand Production and Distribution” for information about our sources of supply for the raw sand and resin-coated sand we use as proppants in our hydraulic fracturing operations.

Competition

Our competition includes multi-national oilfield service companies as well as regional competitors. Our major multi-national competitors are Halliburton Company, Schlumberger Ltd., and BJ Services Company, each of which has significantly greater financial resources than we do. In April 2010, BJ Services Company was acquired by Baker Hughes Incorporated. We believe we are the third largest hydraulic fracturing service company in the United States, based on the total horsepower of our fleets, and that our equipment fleets are significantly newer than the fleets operated by our major competitors. Our three large multi-national competitors, as well as some smaller companies that we do not consider to be our primary competitors, have more diverse product and service offerings than we do, providing a number of oilfield services and products in addition to well stimulation.

Competition in our industry is based primarily on service quality, timing and availability of equipment and products, particularly proppants, performance history and price. We believe we consistently deliver exceptional service, based in part on the durability of our equipment. Our durable equipment reduces down time due to equipment failure and allows our customers to avoid costs associated with delays in completing their wells. By being able to meet the most demanding pressure and flow rate requirements, our equipment also enables us to operate efficiently in challenging geological environments in which some of our competitors cannot operate effectively.

By manufacturing our own hydraulic fracturing units and many of the parts used in those units, including the high pressure pumps, we are able to react quickly to conditions encountered in the field to improve our equipment by refining the proprietary designs we use in the manufacturing process. For example, we have improved the durability of our fluid ends by, among other things, modifying the design to decrease the internal pressures experienced during operation and to allow easier access for repairs and maintenance. We have also thickened the walls of our fluid ends and are testing technology that we believe will allow us to harden the metal we use to manufacture the fluid ends. We have also redesigned the power ends of our pumps to make them lighter, which reduces wear and tear on our fracturing units during transport. Our in-house manufacturing operations also enable us to replace the fluid ends, which is the part of the high pressure pump that requires replacement most frequently, and other parts quickly to further minimize down time for our customers. See “— Manufacturing Operations”. We believe that our ability to modify the design of our equipment based on our experience in the field and to repair and replace our fluid ends and other components quickly provides us with a competitive advantage over our competitors who do not manufacture their own equipment.

We believe our chemical blending operations also give us a competitive advantage by giving us the ability to produce some of the most technologically advanced fracturing fluids in the industry. See “— Chemical Blending Operations”.

By owning our own sand mines and processing plants, and an extensive sand distribution network, we are able to ensure a stable supply and ready availability of raw sand. See “— Sand Production and Distribution”. These assets, together with our in-house equipment manufacturing and chemical blending operations, give us a competitive advantage by allowing us to begin work at a customer’s well site more quickly than we would be able to in many cases if we relied on third parties for the equipment and products we use in our fracturing operations. This enables us to increase equipment utilization and allows our customers to reduce costs associated with delays in completing their wells.

We believe the relationships we have developed with our customers based on our history of providing exceptional service enhance our ability to obtain additional business from those customers.

Although our strategy is not to compete primarily on the basis of price, our vertically integrated operations allow us to control our costs and to provide our services at competitive prices.

Cyclical Nature of Industry

We operate in a highly cyclical industry. The main factor influencing demand for fracturing services is the level of drilling activity by E&P companies, which in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. The most critical factor in assessing the outlook for the industry is the worldwide supply and demand for oil and the domestic supply and demand for natural gas. Demand for oil and natural gas is cyclical and is subject to large and rapid fluctuations. This is primarily because the industry is driven by commodity demand and corresponding price increases. When oil and natural gas price increases occur, producers increase their capital expenditures, which generally results in greater revenues and profits for oilfield service companies. The increased capital expenditures also ultimately result in greater production, which historically has resulted in increased supplies and reduced prices that, in turn, tends to reduce demand for oilfield services such as hydraulic fracturing services. For these reasons, our results of operations may fluctuate from quarter to quarter and from year to year, and these fluctuations may distort period-to-period comparisons of our results of operations.

Employees

In general, we believe we have good relations with our employees. None of our employees is represented by a union. At December 31, 2010, we had approximately 2,641 employees. Our employees include 1,383 persons employed at our nine active district offices (our hydraulic fracturing crews), 701 persons employed at our distribution and equipment manufacturing and repair facilities, 156 management, administrative and other employees working at headquarters, 91 persons employed in our resin-coating sand operations, 54 persons employed in our chemical formulation and blending operations, and 256 persons employed in various functions including sales and transportation.

Insurance

We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in amounts that we believe to be customary and reasonable. However, our insurance may not be sufficient to cover any particular loss or may not cover all losses. Also, insurance rates have in the past been subject to wide fluctuation, and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions.

Our insurance includes coverage for commercial general liability, damage to our property and equipment, pollution liability (covering both third party liabilities and first-party site specific property damage), workers’ compensation, auto liability and other risks. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. Specifically, our commercial general liability policy provides for a limit of $1.0 million per occurrence and $2.0 million in the aggregate with a $1,000 deductible. Our commercial umbrella policy provides for a limit of $25.0 million per occurrence and $25.0 million in the aggregate with a $10,000 self-insured retention. We also maintain five layers of commercial umbrella and excess liability coverage, with an aggregate limit of $175.0 million per occurrence and $175.0 million in the aggregate.

To cover potential pollution risks, we maintain a contractors’ pollution liability program that provides for a total limit of $125.0 million per incident and $125.0 million in the aggregate with a self-insured retention of $250,000 per incident and $1.0 million in the aggregate.

We also maintain site specific pollution insurance that provides for a limit of $5.0 million per incident and $5.0 million in the aggregate with a $25,000 deductible per incident for both on- and off-site cleanup as well as third party property damage and bodily injury. Our site specific pollution coverage affords third party liability and first party cleanup coverage. Our contractors’ pollution liability insurance covers liabilities associated with our fracturing operations in the field, while our site specific pollution insurance covers liabilities arising from insured locations. These insured locations are properties that we own or lease.

Environmental Regulation

Our operations are subject to stringent federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Numerous governmental agencies, such as the U.S. Environmental Protection Agency, commonly referred to as the EPA, issue regulations to implement and enforce these laws, which often require difficult and costly compliance measures. Failure to comply with these laws and regulations may result in the assessment of substantial administrative, civil and criminal penalties, expenditures associated with exposure to hazardous materials, remediation of contamination, property damage and personal injuries, as well as the issuance of injunctions limiting or prohibiting our activities. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on our business, financial condition and results of operations.

The Comprehensive Environmental Response, Compensation and Liability Act, referred to as “CERCLA” or the Superfund law, and comparable state laws impose strict joint and several liability, without regard to fault, on certain classes of persons that are considered to be responsible for the release of hazardous or other state-regulated substances into the environment. These persons include the current or former owner or operator of the disposal site or the site where the release occurred and the parties that disposed or arranged for the disposal or treatment of hazardous or other state-regulated substances that have been released at the site. Under CERCLA, these persons may be subject to strict, joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for health studies. In addition, companies that incur liability frequently confront additional claims because neighboring landowners and other third parties often file claims for personal injury and property damage allegedly caused by hazardous or other state-regulated substances or other pollutants released into the environment.

The federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as “RCRA,” generally excludes oil and gas exploration and production wastes (e.g., drilling fluids, produced waters) from regulation as hazardous wastes. However, these wastes remain subject to potential regulation as solid wastes under federal or state laws. To the extent that these wastes are commingled with regulated hazardous wastes, the resulting mixture is regulated as hazardous waste. Moreover, wastes from some of our operations (such as our chemical development, blending, and distribution operations) may not qualify for the exemption from regulation as hazardous waste under RCRA. Further, the exemption under RCRA does not alter treatment of the substance under CERCLA.

From time to time, releases of materials or wastes have occurred at locations we own or at which we have operations. These properties and the materials or wastes released thereon may be subject to CERCLA, RCRA, the federal Clean Water Act, and analogous state laws. Under these laws or other laws and regulations, we have been and may be required to remove or remediate these materials or wastes and make expenditures associated with personal injury or property damage. At this time, with respect to any properties where materials or wastes may have been released, but of which we have not been made aware, it is not possible to estimate the potential costs that may arise from unknown, latent liability risks.

On June 9, 2009, companion bills entitled the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act of 2009 were introduced in the United States Senate (Senate Bill number 1215) and House of Representatives (House Bill number 2766). Currently, unless the fracturing fluid used in the hydraulic fracturing process contains diesel, hydraulic fracturing operations are exempt from regulation under the federal Safe Drinking Water Act. The FRAC Act would have removed the permit exemption and required the federal Environmental Protection Agency, commonly referred to as the EPA, to promulgate regulations on hydraulic fracturing. Further, states with delegated authority to implement the Safe Drinking Water Act would have been required to modify their programs to remain consistent with any new federal regulations. The FRAC Act would also have required persons conducting hydraulic fracturing, such as us, to disclose the chemical constituents, but not the proprietary formulas, of their fracturing fluids to a regulatory agency. This Act would have made the information public via the internet, which could have made it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. Fracturing companies would have been required to disclose specific chemical contents of fluids, including proprietary chemical formulas, to state authorities or to a requesting physician or nurse if deemed necessary by the physician or nurse in connection with a medical emergency. Neither bill, however, was considered by the 111th Congress.

Another bill was introduced in Congress in 2010 that would have required disclosure of chemicals used in hydraulic fracturing operations. The Clean Energy Jobs and Oil Company Accountability Act of 2010 (S. 3663) would have amended the Emergency Planning and Community Right-to-Know Act to require any person using hydraulic fracturing for an oil or natural gas well to submit to the state or make publicly available the list of chemicals used in each hydraulic fracturing process (identified by well location and number), including the chemical constituents of mixtures, Chemical Abstracts Service registry numbers, and material safety data sheets. S. 3663 would not have, however, required public disclosure of “proprietary chemical formulas.” This bill was not passed by the 111th Congress.

If legislation similar to that introduced in the 111th Congress is introduced and becomes law, the legislation could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs, making it more difficult to perform hydraulic fracturing and increasing our costs of compliance and doing business. Compliance or the consequences of any failure to comply by us could have a material adverse effect on our business, financial condition and operational results. Disclosure of our proprietary chemical formulas to third parties or to the public, even if inadvertent, could diminish the value of those formulas and could result in competitive harm to us.

Several states have considered, or are considering, legislation or regulations similar to the federal legislation described above or are taking actions to restrict hydraulic fracturing in certain jurisdictions. In June 2010, the Wyoming Oil and Gas Conservation Commission passed a rule requiring disclosure of the contents of hydraulic fracturing fluids. In October 2010, the Governor of Pennsylvania issued a moratorium on new natural gas development on state forest lands. In November 2010, the Pennsylvania Environmental Quality Board proposed regulations that would require reporting of the chemicals used in fracturing fluids. On December 13, 2010 the Governor of New York issued Executive Order No. 41, which prohibits issuance of state permits for high-volume hydraulic fracturing combined with horizontal drilling until the New York Department of Environmental Conservation completes its SGEIS. Under the order, the New York Department of Environmental Conservation must publish a revised draft SGEIS on or about June 1, 2011 and allow a public comment period of at least 30 days. Accordingly, this moratorium is expected to last until at least July 1, 2011. The DRBC issued a moratorium on new natural gas wells and has proposed new regulations that would require approval from the DRBC for new natural gas projects in the Delaware River Basin. At this time, it is not possible to estimate the potential impact on our business of these state actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing.

On February 18, 2010, the Energy and Commerce Committee of the United States House of Representatives requested that we and other companies provide information concerning chemicals used in hydraulic fracturing. We have received follow-up requests from the Committee for additional information and documentation. We have worked with the Committee’s staff to provide information concerning such chemicals while at the same time acting to protect our proprietary interests and fulfill contractually imposed confidentiality obligations to certain customers.

Also, the EPA is reviewing the scope of its existing regulatory authority and evaluating whether and how it can regulate hydraulic fracturing. In 2010, the EPA requested information from several well-servicing companies concerning chemicals used in hydraulic fracturing. To date, the EPA has not requested information from us. In addition, in March 2010, the EPA announced its intention to conduct a comprehensive research study, ordered by Congress, on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. The EPA is conducting public hearings across the country as part of this study. The EPA study, depending on its results, could spur further initiatives to regulate hydraulic fracturing under the Safe Drinking Water Act or otherwise. The EPA has announced that the energy extraction sector is one of the sectors designated for increased enforcement over the next three to five years.

Additionally, the EPA’s Tier IV regulations apply to certain off-road diesel engines used by us to power equipment in the field. Under these regulations, we are limited in the number of non-compliant off-road diesel engines we can purchase. Until Tier IV-compliant engines that meet our needs are available, these regulations could limit our ability to acquire a sufficient number of diesel engines to expand our fleet and to replace existing engines as they are taken out of service. We have, therefore, taken steps intended to ensure both compliance with these regulations and an adequate supply of diesel engines to meet growth and replacement needs.

Our operations are also subject to the federal Clean Water Act and analogous state laws. Under the Clean Water Act, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, or seek coverage under a general permit. Some of our properties may require permits for discharges of storm water runoff and, as part of our overall evaluation of our current operations, we would apply for storm water discharge permit coverage for those properties, and update storm water discharge management practices at some of our facilities. We believe that we will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us.

The Federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants from specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Federal Clean Air Act and associated state laws and regulations. We are required to obtain federal and state permits in connection with our sand mining and processing activities under applicable laws. These permits impose certain conditions and restrictions on our operations, some of which require significant expenditures for filtering or other emissions control devices at each of our processing facilities. Changes in these requirements, or in the permits we operate under, could increase our costs or limit the amount of sand we can process.

E&P activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. All of our activities and our customers’ current E&P activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands, and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. Where takings of or harm to species or damages to wetlands habitat or natural resources occur or may occur, government entities or at times private parties may act to prevent oil and gas exploration activities or seek damages for harm to species, habitat, or natural resources resulting from filling of wetlands or construction or releases of oil, wastes, hazardous substances or other regulated materials.

Many nations have agreed to limit emissions of “greenhouse gases” pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of oil, natural gas, and refined petroleum products, are “greenhouse gases” regulated by the Kyoto Protocol. Although the United States is not participating in the Kyoto Protocol at this time, several states have adopted legislation and regulations to reduce emissions of greenhouse gases. Additionally, the U.S. Supreme Court has ruled, in Massachusetts, et al. v. EPA, that the EPA abused its discretion under the Clean Air Act by refusing to regulate carbon dioxide emissions from mobile sources. As a result of the Supreme Court decision and the change in presidential administrations, the EPA recently enacted federal greenhouse gas regulations and emissions limits under the Clean Air Act. The EPA’s action may affect the outcome of other climate change lawsuits pending in U.S. federal courts in a manner unfavorable to our industry. The EPA has proposed and finalized a number of rules requiring a number of industry sectors to track and report, and, in some cases, control greenhouse gas emissions. The EPA’s Mandatory Reporting of Greenhouse Gases Rule was published in October 2009. This rule requires large sources and suppliers in the U.S. to track and report greenhouse gas emissions. On November 8, 2010, the EPA finalized a rule that sets forth reporting requirements for the petroleum and natural gas industry. Among other things, this final rule requires persons that hold state permits for onshore oil and gas exploration and production and that emit 25,000 metric tons or more of carbon dioxide equivalent per year to annually report carbon dioxide, methane, and nitrous oxide combustion emissions from (1) stationary and portable equipment and (2) flaring. Under the final rule, our customers may be required to include calculated emissions from our hydraulic fracturing equipment located on their well sites in their emission inventory. In June 2010, the EPA’s Greenhouse Gas Tailoring Rule became effective. For this rule to apply initially, the source must already be subject to the Clean Air Act Prevention of Significant Deterioration program or Title V permit program. We are not currently subject to either Clean Air Act program. The EPA and the National Highway Traffic Safety Administration recently announced their intent to propose coordinated rules to regulate greenhouse gas emissions from heavy-duty engines and vehicles, and light-duty vehicles. To date, proposed rules have not been issued. The 111th Congress considered a number of bills designed to regulate greenhouse gas emissions, but did not pass any of those bills. It is unclear whether the 112th or a later Congress will take further action on greenhouse gases, for example, to further regulate greenhouse gas emissions or alternatively to statutorily limit the EPA’s authority over greenhouse gases. Even without federal legislation or regulation of greenhouse gas emissions, states may pursue the issue either directly or indirectly. Restrictions on emissions of methane or carbon dioxide that may be imposed in various states could adversely affect the oil and natural gas industry and, therefore, could reduce the demand for our products and services.

On the other hand, climate change regulation may drive an increased demand for natural gas for producing electricity and as a transportation fuel. An increased demand for natural gas may positively affect our business. Currently, our operations are not adversely impacted by existing state and local climate change initiatives. At this time, we cannot accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

We seek to minimize the possibility of a pollution event through equipment and job design, as well as through an extensive training program for our employees. However, if a pollution event does occur, we have a thorough pollution risk management program in place to address the issue. This program includes an internal emergency response plan that provides specific procedures for our employees to follow in the event of a chemical release or spill. In addition, we have contracted with a third-party emergency responder who is available on a 24-hour basis to handle the remediation and clean-up of any chemical release or spill. We carry a comprehensive insurance portfolio designed to respond to any foreseeable environmental exposures. This insurance portfolio has been structured to address incidents that result in bodily injury or property damage and any ensuing clean up needed at our owned facilities, as a result of the mobilization and utilization of our fleet, as well as any claims resulting from our operations. See “— Insurance”.

We also seek to manage environmental liability risks through provisions in our contracts with our customers that allocate risks relating to surface activities associated with the fracturing process, other than water disposal, to us and risks relating to “down-hole” liabilities, and disposal of water used in the fracturing process, to our customers. These contracts generally require our customers to indemnify us against pollution and environmental damages originating below the surface of the ground or arising out of water disposal, or otherwise caused by the customer, other contractors or other third parties. In turn, we indemnify our customers for pollution and environmental damages originating at or above the surface caused solely by us. The risk-allocation and indemnification provisions are substantially identical in most of our customer contracts. Some of our older contracts contain less explicit indemnification provisions, which typically provide that each party will indemnify the other against liabilities to third parties resulting from the indemnifying party’s actions, except to the extent such liability results from the indemnified party’s gross negligence, willful misconduct or intentional act.

Safety and Health Regulation

We are subject to the requirements of the federal Occupational Safety and Health Act, commonly referred to as OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Our sand mining operations are subject to the requirements of the Federal Mine Safety and Health Act of 1969 (the “Mine Act”), which imposes comprehensive safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, the states in which our mines are located have programs aimed at improving mine safety and health. In reaction to recent mine accidents, particularly in the coal mining industry, federal and state legislatures and regulatory authorities have increased scrutiny of mine safety matters and passed more stringent laws governing mining. We have received citations from the Mine Safety and Health Administration related to violations of certain Mine Act regulations relating to our operations at our sand mines. These citations generally require the payment of fines, none of which has been material. The aggregate amount of the proposed fines relating to the citations we received during 2010 is less than $25,000.

Intellectual Property Rights

Our research and development efforts are focused on providing specific solutions to the challenges our customers face when fracturing and stimulating wells. In addition to the design and manufacture of innovative equipment, we have also developed proprietary blends of chemicals that we use in connection with our hydraulic fracturing services. We have filed five patent applications relating to our fracturing methods, including a method for applying nano particles to enhance recovery of hydrocarbons from oil and natural gas reservoirs, for the technology used in our high-pressure fluid ends, pumps and other equipment and for certain of our chemicals. These applications include three U.S. applications and two patent cooperation treaty applications. The patent cooperation treaty applications preserve our right to file certain patent applications in other countries.

We believe our rights in the name “Frac Tech,” as well as information regarding our customer and supplier relationships, are also valuable proprietary assets. We have a federally registered service mark for the name “Frac Tech” in combination with our logo and for various other marks, and have pending applications and registered trademarks for various names under which our subsidiaries conduct business. Except for the foregoing, we do not own or license any patents, trademarks or other intellectual property that we believe to be material to the success of our business.

Legal Proceedings

We are involved in various legal proceedings from time to time in the ordinary course of our business. However, we are not currently involved in any legal proceedings that we believe are likely to have a material adverse effect on our operations or financial condition.

MANAGEMENT

Directors and Executive Officers

The following persons will serve in the positions indicated for Frac Tech Services, Inc., upon consummation of our Reorganization, which we will complete immediately prior to the closing of this offering. See “History and Reorganization”. Each person currently serves in corresponding positions for Frac Tech Services, LLC.

Name	Age	Position

Dan Wilks	54	Chief Executive Officer and Director
Farris Wilks	58	Chief Operating Officer and Director
Bill Barker	53	Executive Vice President of Sales and
		Operations and Director
Marc Rowland	58	President and Chief Financial Officer
Domenic J. Dell’Osso	34	Director
Kevin McGlinch	40	Senior Vice President — Finance and
		Treasurer
James Coy Randle, Jr.	49	Senior Vice President of Operations
Brad Holms	57	Senior Vice President of Marketing and
		Technology
John Carlton	50	Senior Vice President of Sales
William A. Hicks	56	Vice President and General Counsel
Sharon E. Hicks	47	Vice President and Senior Legal Counsel

Dan Wilks, Chief Executive Officer and director, is one of our co-founders. Mr. Wilks is also a co-founder and co-owner of Wilks Masonry Corporation, a Texas corporation, Interstate Explorations LLC, a Texas limited liability company, and Cisco Supply, Ltd., a Texas limited partnership. Mr. Wilks has more than 25 years of experience in the oilfield business.

Farris Wilks, Chief Operating Officer and director, is one of our co-founders. Mr. Wilks is also a co-founder and co-owner of Wilks Masonry Corporation, a Texas corporation, Interstate Explorations LLC, a Texas limited liability company, and Cisco Supply, Ltd., a Texas limited partnership. Mr. Wilks has more than 25 years of experience in the oilfield business.

Bill Barker has served as Executive Vice President of Sales and Operations since November 1, 2010. He joined us as President of Operations and manager in March 2003. He continues to serve as a manager, and will serve as a director upon consummation of our Reorganization. Previously, Mr. Barker worked for BJ Services Company for 23 years as a Senior Sales Representative, Product Champion, and Operations Manager.

Marc Rowland joined us as our President and Chief Financial Officer on November 1, 2010. Previously, he was Chesapeake Energy Corporation’s designee on our board of managers from 2006 to October 29, 2010 pursuant to an agreement entered into in connection with Chesapeake’s initial investment in us. Prior to November 1, 2010, Mr. Rowland worked for Chesapeake as their Executive Vice President and Chief Financial Officer, and he continues to serve as a director of Chesapeake Midstream Partners, L.P., a public company, a position he has held since January 2010. From 1990 until he joined Chesapeake in 1993, Mr. Rowland was Chief Operating Officer of Anglo-Suisse, L.P. assigned to the White Nights Russian Enterprise, a joint venture of Anglo-Suisse, L.P. and Phibro Energy Corporation, a major foreign operation which was granted the right to engage in oil and gas operations in Russia. Prior to his association with White Nights Russian Enterprise, Mr. Rowland owned and managed his own natural gas and oil company and prior to that was Chief Financial Officer of a private exploration company in Oklahoma City from 1981 to 1985. Mr. Rowland graduated from Wichita State University and is a Certified Public Account.

Domenic J. Dell’Osso joined us as a director on October 29, 2010. Mr. Dell’Osso is the designee of Chesapeake Energy Corporation on our board, succeeding Mr. Rowland in that capacity, pursuant to an agreement entered into in connection with Chesapeake’s initial investment in our company. Mr. Dell’Osso currently serves as Chesapeake Energy Corporation’s Executive Vice President and Chief Financial Officer. Prior to November 1, 2010, Mr. Dell’Osso served as Vice President of Finance of Chesapeake Energy Corporation and as Chief Financial Officer of Chesapeake’s wholly-owned midstream subsidiary, Chesapeake Midstream Development, L.P. Before joining Chesapeake in 2008, Mr. Dell’Osso worked at Jefferies & Company, Inc. and Banc of America Securities as an energy investment banker. Mr. Dell’Osso graduated from Boston College in 1998 with a degree in Economics and from The University of Texas with an MBA in 2003.

Kevin McGlinch has served as Senior Vice President of Finance and Treasurer since November 1, 2010. He joined us in September 2008 as our Corporate Controller and in November 2008 became our Chief Financial Officer. During the year and a half prior to joining us, Mr. McGlinch worked for Vought Aircraft Industries, Inc. as their Corporate Controller. Prior to his job at Vought Aircraft Industries, Inc., Mr. McGlinch worked for two years as the Controller of EDSCO Fasteners. He has 18 years of finance and accounting experience with leading manufacturers such as Sherwin-Williams, Stanley, NewellRubbermaid, and Vought Aircraft. He has served in a variety of financial roles for those companies. He has a BS in Finance from Miami University, a JD from Capital University, and an MBA from the University of North Carolina as well as a CPA certification.

James Coy Randle, Jr. has served as our Senior Vice President of Operations since March 2009. He joined us as Southern Division Manager in March 2007 and served as Vice President of Operations from August 2007 to March 2009. Mr. Randle has more than 27 years of oilfield services experience, including 25 years operating and supervising various business units for BJ Services Company, most recently as a Division Manager from 2001 to 2007.

Brad Holms has served as our Senior Vice President of Marketing and Technology since November 2007. Before joining us, Mr. Holmes worked for Schlumberger Limited for 30 years, most recently in the position of Global Account Manager. Mr. Holms has more than 33 years of experience in marketing, technology, operations management, global sales and account management.

John Carlton has served as our Senior Vice President of Sales since June 2008. He joined us in September 2007 as Regional Sales Manager. For seven years before joining us, Mr. Carlton served as Basin Sales Manager of Schlumberger Limited. Mr. Carlton has more than 28 years of oilfield services experience, including both cementing and hydraulic fracturing. He served in various engineering and management positions in both operations and sales for Schlumberger Limited in the United States, Saudi Arabia and Dubai U.A.E., for 25 years. Mr. Carlton received a bachelor’s degree in engineering from Texas A&M University in 1982.

William A. Hicks, Vice President and General Counsel, joined us as General Counsel in January 2007 after over 26 years as a director and shareholder with the Abilene, Texas law firm of McMahon, Surovik, Suttle, PC. He is a 1976 graduate of Lamar University and 1980 graduate of Texas Tech School of Law. He is a Fellow in the American College of Trial Attorneys, a Life Fellow in the Texas Bar Foundation, a member of the American Board of Trial Advocates, a member of the Association of Corporate Counsel, and a member of the Texas and American Bar Associations. He is licensed in all Texas state courts and Federal District Courts for the Northern and Western Districts of Texas, as well as the Fifth Circuit Court of Appeals.

Sharon E. Hicks, Vice President and Senior Legal Counsel, joined us in January 2007. She began her legal career in 1988 with the Cantey & Hanger law firm in Fort Worth, Texas, then practiced 15 years with the City of Abilene, serving the last 10, until December 2006, as City Attorney. She received her undergraduate degree from Texas A&M and her law degree from the University of Texas in 1988. She is licensed in all Texas state courts and the Federal District Court for the Northern District of Texas as well as the Fifth Circuit Court of Appeals. She is a member of the Association of Corporate Counsel and the Texas and American Bar Associations.

Dan Wilks and Farris Wilks are brothers. William A. Hicks and Sharon E. Hicks are husband and wife. Except for the foregoing, none of our managers or executive officers has any family relationship with any of our other managers or executive officers.

Board of Directors

Our board of directors currently has four members, each of whom is a manager of Frac Tech Services, LLC and will continue to serve on our board after our Reorganization. All directors will serve until they resign, are removed, die or until their successors are elected and take office. Three of our directors, Dan Wilks, Farris Wilks and Bill Barker, are also executive officers. None of our current directors is an “independent” director under the standards of the New York Stock Exchange (“NYSE”) and Securities and Exchange Commission (“SEC”) regulations. We are currently seeking to add three independent directors to our board. Although we have not established any specific objective criteria for service on our board, we anticipate that we will offer the positions to persons who have significant experience relevant to companies in our industry and other qualifications that the existing members of our board believe will enable such persons to make significant contributions to our company. In addition, we will seek to identify candidates to fill the positions who meet the requirements for service on our Audit Committee, as described below.

After this offering, World Investment Group, LLC, an entity controlled by our founders, Dan Wilks and Farris Wilks, will own a majority of our outstanding voting stock and we will be a “controlled company” under the corporate governance rules of the NYSE. As a controlled company, we are eligible for exemptions from some of the requirements of these rules, including the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a nominating and corporate governance committee and a compensation committee, which are composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities, and (iii) for annual performance evaluations of the nominating and corporate governance committee and the compensation committee. We intend to rely on some or all of these exemptions for as long as our founders or any other person or entity continues to own a majority of our outstanding voting stock. If we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

The number of executive and non-executive directors will be determined by the board of directors. Our founders, through World Investment Group, LLC, will continue to control the election of members of the board of directors. Pursuant to an agreement entered into with Chesapeake Energy Corporation and our other equity holders in connection with that company’s initial investment in us, Chesapeake has the right to designate one person to serve on our board for as long as Chesapeake owns any of our outstanding securities. Mr. Dell’Osso is currently serving as Chesapeake’s designee on our board.

Committees of the Board of Directors

Prior to the closing of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, and may establish such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the responsibilities described below.

Audit Committee

We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our Audit Committee. These rules permit us to have an Audit Committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. We anticipate that our Audit Committee will initially consist of three members who are financially literate, one of whom is an “audit committee financial expert” as described in Item 407(d)(5) of Regulation S-K and one of whom is “independent” under the standards of the NYSE and SEC regulations.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the Audit Committee will oversee our compliance programs relating to legal and regulatory requirements. We will adopt an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE or market standards. A copy of that charter will be available on our website following this offering.

Compensation Committee

This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our Compensation Committee will also administer our incentive compensation and benefit plans. We will adopt a Compensation Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE or market standards. A copy of that charter will be available on our website following this offering.

Nominating and Governance Committee

This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. We will adopt a Nominating and Governance Committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE or market standards. A copy of that charter will be available on our website following this offering.

Compensation Committee Interlocks and Insider Participation

We anticipate that all the persons who will be initial members of our Compensation Committee may also be executive officers of ours. Except as set forth in the following paragraph, none of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our board or Compensation Committee, and no member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee.

Our founders, Dan Wilks and Farris Wilks, are executive officers and directors or managers of us and of certain other companies that are owned and controlled by them, and they have participated in compensation decisions for all such entities. Those entities include Wilks Masonry Corporation, Cisco Trucking, Inc., Cisco Supply, Ltd., Interstate Exploration, LLC, Wilks Ranch Texas, Ltd., Wilks Ranch Idaho, Ltd., Wilks Ranch Montana, Ltd., Wilks Ranch Holdings, LLC and THC Investments, LLC. See “Certain Relationships and Related Party Transactions” for information about certain transactions between us and certain of such entities.

To the extent any members of our Compensation Committee and affiliates of theirs have participated in transactions with us, those transactions are described in “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

This compensation discussion and analysis, or CD&A, provides information about our compensation objectives and policies for our principal executive officer, our principal financial officer and our other three most highly-compensated executive officers, and is intended to place in perspective the information contained in the executive compensation tables that follow this discussion. This CD&A provides a general description of our executive compensation program and specific information about its various components.

Throughout this discussion, the following individuals are referred to as the “Named Executive Officers” and included in the Summary Compensation Table:

•	Dan Wilks, Chief Executive Officer;

•	Marc Rowland, President and Chief Financial Officer (beginning November 1, 2010);

•	Farris Wilks, Chief Operating Officer;

•	Bill Barker, Executive Vice President of Sales and Operations;

•	Kevin McGlinch, Senior Vice President of Finance and Treasurer (our Chief Financial Officer prior to November 1, 2010); and

•	James Coy Randle, Jr., Senior Vice President of Operations.

Contemporaneously with this offering, we anticipate making adjustments to our compensation practices to be used in 2011 and later years that we believe will be appropriate for a company with public shareholders. This CD&A discusses the compensation practices in place during 2010 and highlights changes we anticipate implementing for 2011 upon the consummation of this offering.

Compensation Program Objectives

Our founders, Dan Wilks and Farris Wilks, control a majority of the voting power of our outstanding equity securities and will continue to do so after this offering. Prior to the consummation of this offering, our board of directors, comprised of Dan Wilks, Farris Wilks and Bill Barker, each of whom is an executive officer, and a designee of Chesapeake Energy Corporation (currently, Domenic J. Dell’Osso), has made all of our compensation decisions.

Our compensation program is designed to reward performance that supports our long-term strategy and achievement of our short-term goals. We believe that compensation should:

•	help to attract and retain talented individuals to contribute to our sustained progress, growth and profitability by being competitive with compensation paid to persons having similar responsibilities and duties in other companies in the same and closely related industries;

•	align the interests of the individual with those of our shareholders and long-term value creation; and

•	reflect the unique qualifications, skills, experience and responsibilities of each individual.

Although not formally adopted as objectives for 2010 and prior years, the preceding objectives are consistent with the informal objectives we have employed historically.

Setting Executive Officer Compensation

Prior to the consummation of this offering, Dan Wilks, our Chief Executive Officer, Farris Wilks, our Chief Operating Officer, and Marc Rowland, our President and Chief Financial Officer, will together review our Named Executive Officers’ compensation and make a recommendation to our board of directors on overall compensation structure and individual compensation levels for each executive officer, including themselves, to be effective contemporaneous with this offering. Their recommendation will be made based on their experience in managing executives and establishing compensation. Our board of directors will consider this recommendation, which, if approved, will become effective upon the consummation of this offering.

Following consummation of this offering, our Compensation Committee will determine the compensation of our Named Executive Officers for future years, subject to the terms of the employment agreements we have entered into or will enter into with some of our executive officers. Compensation decisions will be qualitative, not quantitative, and will take into account such factors as the Compensation Committee may deem relevant such as the particular officer’s contribution to our financial performance and condition, as well as such officer’s qualifications, skills, experience and responsibilities. We expect external factors may be considered as well, such as industry shortages of qualified employees for such positions and other market factors.

Historically, neither our board of directors nor our management has used peer group analyses or benchmarking for executive compensation purposes. In the future, our Compensation Committee may review survey information as a frame of reference, but we do not anticipate that we will set base salary and bonus or targeted total compensation at any certain percentile of compensation paid by peer group or other companies included in any survey.

Elements of Our Compensation and Why We Pay Each Element

Historically, our compensation program consisted of base salary and periodic discretionary bonus awards. Following the consummation of this offering, we expect that the compensation program for our Named Executive Officers will be comprised of three elements: base salary, bonus awards and other employee benefits. We also may make awards of long-term equity-based compensation.

Base Salary.  Contemporaneously with the consummation of this offering, we anticipate that we will implement salary increases for certain of our Named Executive Officers in order to bring their base salaries in line with similarly titled executives at comparable public companies. The base salary changes, upon the effectiveness of this offering, are set forth in the following table:

	2010 Base	2011 Base
	Annual Salary	Annual Salary

Dan Wilks	$	$
Marc Rowland	$	$
Farris Wilks	$	$
Bill Barker	$	$
Kevin McGlinch	$	$
James Coy Randle, Jr.	$	$

We pay each Named Executive Officer a base salary in order to:

•	recognize each executive officer’s unique value and historical contributions to our success in light of salary norms in the industry and the general marketplace,

•	remain competitive for executive talent within our industry, and

•	reflect position and level of responsibility.

Bonus Awards.  Each year since we began operations, our board of directors has had discretion to award cash bonuses. Although these bonuses were discretionary, our board considered company and individual achievement of performance goals in setting award levels.

While we expect to continue our practice of paying discretionary cash bonuses, we may implement annual performance-based cash bonus awards as part of our compensation program if we conclude these awards will help to:

•	motivate management to achieve key shorter-term corporate objectives, and

•	align executives’ interests with our equity holders’ interests.

In November 2010 Mr. Rowland received a one-time signing bonus of $5.0 million. Pursuant to his employment agreement he will be paid a retention bonus of $5.2 million, payable in equal installments on the first, second and third anniversaries of the date he commenced employment with us.

Long-Term Equity-Based Incentives.  For 2011 and later years, we believe it is important and consistent with the compensation programs of the companies with whom we compete for talent within our industry to establish a formal long-term equity incentive program. As a result, we will adopt a Long-Term Incentive Plan, or LTIP, to be effective as of the consummation of this offering, that permits the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, and other awards, any of which may be designated as performance awards or be made subject to other conditions, to our Named Executive Officers and other eligible employees in 2011 and later years. See “— Long-Term Incentive Plan.”

The committee responsible for the administration of the LTIP (or its designee) will have the authority to award incentive compensation to our executive officers in such amounts and on such terms as the committee determines to be appropriate.

We have not historically made equity compensation awards to our executives. In October 2010, however, we granted Mr. Rowland a stock option effective upon commencement of his employment by us on November 1, 2010. See “— Employment Agreements”.

Employee Benefits.  In addition to the main elements of compensation previously discussed in this section, the Named Executive Officers are eligible for the same health, welfare and other employee benefits as are available to all our employees generally, which include medical, dental and vision insurance, short and long-term disability, basic and voluntary term life, and accidental death and dismemberment insurance, and a 401(k) plan. We do not sponsor any defined benefit pension plan or nonqualified deferred compensation arrangements at this time. Pursuant to his employment agreement, Marc Rowland, our new President and CFO, is entitled to up to 50 hours of personal use of our airplanes per year. We anticipate that some of our other Named Executive Officers will also be granted the right to personal use of our airplanes following this offering. We provide each of our Named Executive Officers with a company vehicle, which they may use for business and personal purposes.

The general benefits offered to all employees (and thus to the Named Executive Officers) are reviewed by our board of directors each year.

How Elements of Our Compensation Program are Related to Each Other

Following the consummation of this offering, we expect that our compensation philosophy will foster entrepreneurship at all levels of the organization through bonus awards and possibly long-term equity-based incentives. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, we believe that the compensation packages we are implementing are representative of an appropriate mix of compensation elements, and anticipate that our Compensation Committee will use a similar, though not identical, mix of compensation in future years. The approximate allocation of compensation elements in the proposed 2011 compensation packages for each Named Executive Officer is as follows:

	Dan Wilks, CEO		Marc Rowland, CFO		Farris Wilks		Bill Barker		Kevin McGlinch		James Coy Randle, Jr.

Base Salary		%		%		%		%		%		%
Annual Cash Incentive Bonus		%		%		%		%		%		%
Equity Incentive Awards		%		%		%		%		%		%

Total	100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

Accounting and Tax Considerations

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. An exception applies to this deductibility limitation for a limited period of time after a company first becomes publicly-traded.

We reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interest of the shareholders, after taking into consideration changing business conditions or the executive’s individual performance and/or changes in specific job duties and responsibilities.

If an executive becomes entitled to nonqualified deferred compensation benefits that are subject to Section 409A of the Code, and such compensation does not comply with or is not exempt from Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture and are subject to certain additional adverse tax consequences. We intend to design any such arrangements to comply with or be exempt from Section 409A.

We intend that any equity awards we make to our employees, including executive officers, and to our directors will be granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification, Topic 718, “Compensation — Stock Compensation”.

Employment Agreements

We have entered into employment agreements with seven of our executive officers, including Marc Rowland, our new CFO, and two of our other Named Executive Officers, Kevin McGlinch and James Coy Randle, Jr. The principal terms of Mr. Rowland’s employment agreement are described below. We anticipate that the other employment agreements will be cancelled and new agreements will be entered into to be effective as of the closing of this offering. We also anticipate that we will enter into employment agreements with our Named Executive Officers who do not currently have employment agreements — Dan Wilks, Farris Wilks and Bill Barker. We believe that our success will be largely dependent on the skills, experience and efforts of our management team and consider these employment agreements critical to the ongoing stability and development of our business.

Employment Agreement with Marc Rowland.  In October 2010, we entered into an Employment Agreement with Marc Rowland, pursuant to which Mr. Rowland agreed to serve as our President and Chief Financial Officer. The initial term of the Employment Agreement is for a period of three years from November 1, 2010, and the term and expiration date will automatically renew for an additional one-year period on each anniversary of the Employment Agreement, subject to the right of either party to terminate the Employment Agreement as described below. Mr. Rowland is entitled to an annual base salary of $2.2 million and a retention bonus of $5.2 million, payable in equal installments on the first, second and third anniversaries of his employment term. In addition, we have paid a one-time signing bonus to Mr. Rowland in the amount of $5.0 million, subject to reimbursement by Mr. Rowland if his employment with us terminates for certain reasons before September 30, 2012. We also granted Mr. Rowland an option to purchase a number of units of Frac Tech Holdings, LLC, our parent entity, at an exercise price equal to the fair market value of such units on the date of grant. After giving effect to our Reorganization, such option will entitle Mr. Rowland to purchase a two percent equity interest in us, as determined immediately prior to commencement of his employment, during a ten-year period from the date of grant and vesting with respect to one-third of the equity on each of the first three anniversary dates of the commencement of his employment. Mr. Rowland is eligible for additional equity awards under equity compensations plans that may be established by us from time to time. As additional compensation, we provide Mr. Rowland with the use of our aircraft, health insurance coverage and such other fringe benefits as we may provide to our officers from time to time.

We may terminate the Employment Agreement at any time for cause, and may terminate the Employment Agreement without cause upon 30 days’ written notice to Mr. Rowland. Mr. Rowland may terminate the Employment Agreement with or without cause upon 90 days’ written notice to us. If we terminate Mr. Rowland’s employment without cause, he will be entitled to receive one year’s base salary, to be paid in a lump sum, his options and all other equity compensation granted to him shall immediately vest and he shall receive payment of any vacation pay accrued. In addition, if we experience a change of control during the term of Mr. Rowland’s employment, he will be entitled to receive an amount equal to 200% of his then current base salary, in addition to the vesting of his options, any other equity compensation granted to him and his retention bonus.

Mr. Rowland’s Employment Agreement contains a covenant not to compete providing that for a period of up to 12 months following termination of his employment for any reason, he will neither engage in a business that competes with ours nor assist others in doing so.

Long-Term Incentive Plan Awards

Each of our Named Executive Officers may be awarded grants under our proposed 2011 Long-Term Incentive Plan.

Severance and Change in Control Arrangements

Kevin McGlinch and James Coy Randle, Jr. are entitled to receive certain severance benefits upon involuntary termination and enhanced payments upon a change in control pursuant to their existing employment agreements. We anticipate that these employment agreements will terminate upon the consummation of this offering and will be of no further force or effect, and we will enter into new employment agreements with these individuals and our other Named Executive Officers (other than Mr. Rowland). Mr. Rowland’s employment agreement provides for the payment of compensation upon a change in control regardless of whether Mr. Rowland terminates employment.

Gross-Ups.  Under the employment agreement with Mr. Rowland, if benefits to which he becomes entitled in connection with a change in control are considered “excess parachute payments” under Section 280G of the Code, then Mr. Rowland is entitled to an additional gross-up payment in an amount such that, after payment of all taxes including any excise tax imposed upon the gross-up payment, he will retain an amount equal to the excise tax imposed upon the payment.

Stock Ownership Guidelines

Stock ownership guidelines have not been implemented for our Named Executive Officers or directors. We will continue to periodically review best practices and reevaluate our position with respect to stock ownership guidelines.

Securities Trading Policy

Prior to the closing of this offering, we will adopt a securities trading policy that will provide that executive officers, including the Named Executive Officers, and our directors, may not, among other things, purchase or sell puts or calls to sell or buy our stock, engage in short sales with respect to our stock, buy our securities on margin, or otherwise hedge their ownership of our stock. The purchase or sale of stock by our executive officers and directors may only be made during certain windows of time and under the other conditions contained in our policy.

Executive Compensation

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our Named Executive Officers during the fiscal year ended December 31, 2010.

					Option	All Other
Name and Principal Position	Year		Salary	Bonus(3)	Awards(4)	Compensation(5)	Total

Dan Wilks	2010
Chief Executive Officer
Marc Rowland	2010	(1)
President and Chief Financial Officer
Farris Wilks	2010
Chief Operating Officer
Bill Barker	2010
Executive Vice President of Sales and Operations
Kevin McGlinch	2010	(2)
Senior Vice President of Finance and Treasurer
James Coy Randle, Jr.	2010
Senior Vice President of Operations

(1)	Compensation shown for Marc Rowland is compensation paid from November 1, 2010, the date on which he commenced employment as our President and Chief Financial Officer, through December 31, 2010.

(2)	Mr. McGlinch served as our chief financial officer prior to November 1, 2010.

(3)	Reflects discretionary bonus awards approved by our board and paid in cash during 2010, except that the amount paid to Mr. Rowland was paid pursuant to the terms of his employment agreement entered into on October 4, 2010. See “Compensation Discussion and Analysis — Employment Agreements”.

(4)	Reflects the aggregate grant date fair value of nonqualified stock options granted under our 2010 Long-Term Incentive Plan. Options represent the right to purchase shares of common stock at a price per share equal to fair market value on the date of grant. Options will vest ratably over three years in equal installments on the first, second and third anniversaries of the date of grant. Vesting of these options is not contingent upon the satisfaction of any performance goals, although none of the options may be exercised before the first anniversary (absent a change of control of the company) or after the tenth anniversary of the date of grant. See the Grants of Plan-Based Awards table for information on stock options granted in 2010.

(5)	The following items are reported in the “All Other Compensation” column:

All Other Compensation

Year Ended December 31, 2010
Life and
		Use of	Disability		Total of
Named Executive	Personal Use of	Company	Insurance	Other	All Other
Officer	Airplanes	Vehicles	Premiums	Fringe Benefits	Compensation

Dan Wilks
Marc Rowland
Farris Wilks
Bill Barker
Kevin McGlinch
James Coy Randle, Jr.

The officers’ titles shown in the Summary Compensation Table are their current titles. As of December 31, 2009, and until November 1, 2010, Mr. Barker’s title was President of Operations and Marketing and Mr. McGlinch’s title was Executive Vice President, Treasurer and Chief Financial Officer.

Marc Rowland joined us as our President and CFO on November 1, 2010. See “Management — Directors and Executive Officers”. For information regarding Mr. Rowland’s compensation and terms of employment, see “— Compensation Discussion and Analysis — Employment Agreements”.

2010 Grants of Plan-Based Awards

All Other
Option Awards:
			Number of		Grant Date
		Date of Board	Securities	Exercise or	Fair Value of
		Approval	Underlying	Base Price of	Stock and
Name	Grant Date	of Grant	Options(#)	Option Awards($/sh)	Option Awards($)

Dan Wilks
Marc Rowland
Farris Wilks
Bill Barker
Kevin McGlinch
James Coy Randle, Jr.

Discussion of Summary Compensation Table

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table was paid or awarded, are described above in the CD&A. As indicated therein, our executive compensation for 2010 consisted of base salary and discretionary, annual cash bonus awards in amounts determined by our board. In addition, Mr. Rowland, who joined our management team as President and CFO on November 1, 2010, received certain cash and equity awards pursuant to the terms of his employment agreement with us.

Discussion of Grants of Plan-Based Awards Table

Mr. Rowland received options to acquire membership units in our predecessor parent entity, Frac Tech Holdings, LLC, in connection with his hiring as our President and CFO effective November 1, 2010. The number of shares shown in the table reflects the conversion of such membership units into shares of common stock of Frac Tech Services, Inc. in connection with our Reorganization. Other than this grant, none of our Named Executive Officers received any grants of plan-based awards in 2010.

We may grant restricted stock or other awards under our Long-Term Incentive Plan to our Named Executive Officers, to be effective concurrently with the closing of this offering.

Outstanding Equity Awards at Fiscal Year Ended December 31, 2010

Outstanding Equity Awards at Fiscal Year-End

Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised Options	Unexercised Options	Option Exercise	Option Expiration
Name	(#) Exercisable	(#) Unexercisable	Price ($)	Date

Dan Wilks	—	—	—	—
Marc Rowland	—	(1)		11/1/2020
Farris Wilks	—	—	—	—
Bill Barker	—	—	—	—
Kevin McGlinch	—	—	—	—
James Coy Randle, Jr.	—	—	—	—

(1)	33 1/3% of these stock options vest November 1, 2011; 33 1/3% of these stock options vest November 1, 2012; and 33 1/3% of these stock options vest November 1, 2013.

Pension Benefits

Other than our 401(k) Plan, we do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Non-Qualified Deferred Compensation

We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

Potential Payments Upon Termination and Change in Control

The table below discloses the amount of compensation and benefits due to the Named Executive Officers in the event of a qualifying termination of employment and/or in the event we undergo a change in control. The amounts disclosed assume such termination and/or the occurrence of such change in control was effective December 31, 2010, but taking into account the severance and change in control arrangements described above that will be entered into or adopted contemporaneously with the consummation of this offering. The amounts below constitute estimates of the amounts that would be paid to the Named Executive Officers upon their respective terminations or upon a change in control under such arrangements. The actual amounts to be paid are dependent on various factors, which may or may not exist at the time a Named Executive Officer is actually terminated or a change in control actually occurs. Therefore, such amounts and disclosures should be considered “forward-looking statements.”

Termination
Constituting Separation
	Termination	from Service Based on	Termination	Termination	Change
	without Cause or	Breach of	Due to	Due to	In
Named Executive Officer	for Good Reason	Material Provision	Incapacity	Death	Control

Dan Wilks
• Salary	$	$	$	$	$
• Bonus Amounts
• COBRA Premiums
• Change in Control Payments
• Total	$	$	$	$	$
Marc Rowland
• Salary	$	$	$	$	$
• Bonus Amounts
• Change in Control Payments
• Total	$	$	$	$	$
Farris Wilks
• Salary	$	$	$	$	$
• Bonus Amounts
• COBRA Premiums
• Change in Control Payments
• Total	$	$	$	$	$

Termination
Constituting Separation
	Termination	from Service Based on	Termination	Termination	Change
	without Cause or	Breach of	Due to	Due to	In
Named Executive Officer	for Good Reason	Material Provision	Incapacity	Death	Control

Bill Barker
• Salary	$	$	$	$	$
• Bonus Amounts
• COBRA Premiums
• Change in Control Payments
• Total	$	$	$	$	$
Kevin McGlinch
• Salary	$	$	$	$	$
• Bonus Amounts
• COBRA Premiums
• Change in Control Payments
• Total	$	$	$	$	$
James Coy Randle, Jr.
• Salary	$	$	$	$	$
• Bonus Amounts
• COBRA Premiums
• Change in Control Payments
• Total	$	$	$	$	$

Long-Term Incentive Plan

Our board of directors will adopt a 2011 Long-Term Incentive Plan, or LTIP, to be effective as of the consummation of this offering, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees, directors and consultants, and to promote the success of our business. The LTIP will provide for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) nonqualified stock options that do not qualify as incentive stock options, (c) stock appreciation rights, or SARs, (d) restricted stock awards, (e) restricted stock units, (f) performance awards, (g) other incentive awards, or (h) any combination of such awards.

The LTIP is not subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA. The LTIP, for a limited period of time following this offering, will qualify for an exception to the deductibility limitations imposed by Section 162(m) of the Code. As a result, during that limited period of time, awards will be exempt from the limitations on the deductibility of compensation that exceeds $1,000,000.

Shares Available.  The maximum aggregate number of shares of our common stock that may be reserved and available for delivery in connection with awards under the LTIP is      , subject to adjustment in accordance with the terms of the LTIP. The stock option we granted to Mr. Rowland effective November 1, 2010 will be taken into account in determining the number of shares available for grant under the LTIP. If common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, including stock subject to an award that is cancelled, forfeited or settled in cash and shares withheld to pay the exercise price of or to satisfy the withholding obligations with respect to an award, those shares of common stock will again be available for delivery under the LTIP to the extent allowable by law. The maximum number of shares of common stock that may be subject to nonqualified stock options and SARs granted under the LTIP to any one participant during a fiscal year is [          ] shares. The maximum

aggregate number of shares that may be issued under the LTIP through incentive stock options is [          ] shares.

Eligibility.  Any individual who provides services to us, including officers, employees, non-employee directors and consultants, is eligible to participate in the LTIP (each, an “Eligible Person”). Each Eligible Person who is designated by the Compensation Committee to receive an award under the LTIP will be a “Participant.” An Eligible Person will be eligible to receive an award pursuant to the terms of the LTIP and subject to any limitations imposed by appropriate action of the Compensation Committee.

Administration.  The Compensation Committee will administer the LTIP pursuant to its terms, except in the event our board of directors chooses to take action under the LTIP. The Compensation Committee or the board may delegate authority to make certain awards under the LTIP to our Chief Executive Officer or another executive officer. Unless otherwise limited, the Compensation Committee has broad discretion to administer the LTIP, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of common stock or as otherwise designated), to proscribe and interpret the terms and provisions of each award agreement, to accelerate the exercise terms of any award, to delegate duties under the LTIP and to execute all other responsibilities permitted or required under the LTIP.

Terms of Options.  The Compensation Committee may grant options to Eligible Persons including (a) incentive stock options (only to our employees) that comply with Section 422 of the Code and (b) nonqualified options. The exercise price for an option must not be less than the greater of (a) the par value per share of common stock or (b) the fair market value per share as of the date of grant. Options may be exercised as the Compensation Committee determines, but not later than 10 years from the date of grant. Any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code must have an exercise price of at least 110% of the fair market value of the underlying shares at the time the option is granted and may not be exercised later than five years from the date of grant.

Terms of SARs.  SARs may be awarded in connection with or separate from an option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. SARs will be exercisable as the Compensation Committee determines. The term of an SAR will be for a period determined by the Compensation Committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and stock, as provided for by the Compensation Committee in the award agreement.

Restricted Stock Awards.  A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the Compensation Committee in its discretion. Except as otherwise provided under the terms of the LTIP or an award agreement, the holder of a restricted stock award may have rights as a stockholder, including the right to vote or to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the Compensation Committee). A restricted stock award that is subject to forfeiture restrictions may be forfeited and reacquired by us upon termination of employment or services. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units.  Restricted stock units are rights to receive common stock, cash or a combination of both at the end of a specified period. Restricted stock units may be subject to restrictions, including a risk of forfeiture, as specified in the award agreement. Restricted stock units may be satisfied by common stock, cash or any combination thereof, as determined by the Compensation Committee. Except as otherwise provided by the Compensation Committee in the award agreement or otherwise, restricted stock units subject to forfeiture restrictions will be forfeited upon termination of a participant’s employment or services prior to the end of the specified period. The Compensation Committee may, in its sole discretion, grant dividend equivalents with respect to restricted stock units.

Performance Awards.  The LTIP also provides for the grant of performance awards that may be granted in the form of common stock, cash or a combination of both. Each performance award will set forth (a) the amount, including a target and maximum amount if applicable, a Participant may earn in the form of cash or shares of Common Stock or a formula for determining that amount, (b) the performance criteria and level of achievement versus the criteria that will determine the amount payable or number of shares of our common stock to be granted, issued, retained and/or vested, (c) the performance period over which performance is to be measured, (d) the timing of any payments to be made, (e) restrictions on the transferability of the award and (f) such other terms and conditions as our Compensation Committee may determine.

After we become subject to Section 162(m) of the Code, the Compensation Committee will have the discretion to determine whether all or any portion of a performance award is intended to satisfy the requirements for “performance-based compensation” under Section 162(m). Section 162(m) generally disallows deductions for compensation in excess of $1,000,000 for some executive officers unless the compensation qualifies as “performance-based compensation”. For any performance award that is intended to satisfy this performance-based compensation exception, the Compensation Committee may establish a performance goal or goals based on one or more of the criteria specified in the LTIP. Performance awards may contain performance measures based on one or more of the following criteria: (a) earnings or earnings per share (whether on a pre-tax, after-tax, operational or other basis), (b) return on equity, (c) return on assets or net assets, (d) return on capital or invested capital and other related financial measures, (e) cash flow or EBITDA or EBITDAX, (f) revenues, (g) income or operating income, (h) expenses or costs or expense levels or cost levels (absolute or per unit), (i) one or more operating ratios, (j) stock price, (k) total stockholder return, (l) operating profit, (m) profit margin, (n) capital expenditures, (o) net borrowing, debt leverage levels, credit quality or debt ratings, (p) the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions, (q) net asset value per share, (r) economic value added, (s) individual business objectives, (t) finding and development cost per unit and (u) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, and goals relating to acquisitions or divestitures, or any combination thereof.

These criteria may be applied to an individual holder of a Performance Award, the company as a whole or a relevant portion of the company’s operations. The performance goals established using these criteria may be expressed on an absolute or a relative basis, and may employ comparisons based on internal targets or the performance of other companies, or the historical performance of the company or any of its operating units or divisions. Any earnings-based measures may use comparisons relating to capital, shareholder’s equity, shares outstanding, assets or net assets.

The maximum amount that may be paid in cash pursuant to a performance award granted to any holder with respect to any single fiscal year, if the award is intended to satisfy the qualified performance-based compensation requirements of Code Section 162(m), is $[     ]. If a Performance Award provides for a performance period longer than one fiscal year, the maximum amount that may be paid to the holder under that award is $[     ] multiplied by the number of full fiscal years in the performance period. The LTIP also provides that the maximum number of shares of common stock for which awards may be granted to any single participant during a fiscal year, including awards the vesting or payment of which is subject to the achievement of performance goals, is [          ].

Before payment is made under any performance award that is intended to satisfy the qualified performance-based compensation requirements of Code Section 162(m), the Compensation Committee must certify the extent to which the performance goals and other material terms of the award have been satisfied, and the Compensation Committee has the discretion to reduce, but not to increase, the amount payable and the number of shares that may be received.

The class of persons eligible to receive performance awards under the LTIP is the same class eligible to receive awards under the LTIP generally, that is, all employees and other service providers, including non-employee directors.

Other Awards.  Eligible Persons may be granted, subject to applicable legal limitations and the terms of the LTIP and its purposes, other awards related to common stock. Such awards may include, but are not limited to, common stock awarded as a bonus, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of common stock or the value of securities of or the performance of specified subsidiaries. The Compensation Committee will determine terms and conditions of all such awards. Long-term cash awards also may be made under the LTIP. Cash awards also may granted as an element of or a supplement to any awards permitted under the LTIP. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the LTIP or under other plans or compensation arrangements, subject to any applicable provision under Section 16 of the Exchange Act.

Director Compensation

We did not award any compensation to any non-employee director during fiscal year 2010. Going forward, the board of directors believes that attracting and retaining qualified non-employee directors will be critical to our future value growth and governance. Following this offering, our non-employee directors are expected to receive compensation that is commensurate with the compensation that is offered to directors of companies that are similar to ours, including equity-based awards granted under our Long-Term Incentive Plan. We have not nor do we expect to compensate our employee directors for their service on our board of directors. We expect to reimburse our directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions.

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, and which involves an amount exceeding $120,000, and in which any related party had, has or will have a direct or indirect material interest. A “Related Party” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the Audit Committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the Audit Committee shall take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable to us than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the Related Party’s interest in the transaction. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

The following transactions were entered into prior to our establishment of an Audit Committee or the adoption of the approval procedures described above. Each transaction was approved by our board.

Transactions with Chesapeake

One of our major customers, Chesapeake Energy Corporation, holds a 25.8% beneficial ownership interest in us through its subsidiary, Chesapeake Operating, Inc. See “Business — Customers” and “Principal and Selling Shareholders”. In fiscal years [2007], 2008 and 2009 and [the nine months ended September 30,] 2010, we received approximately [$32.5 million], $97.8 million, $41.2 million and $[70.7] million, respectively, in revenues from Chesapeake Energy Corporation for hydraulic fracturing services. On May 14, 2010 we entered into an agreement with Chesapeake Energy Corporation in which Chesapeake made an equity investment in us, in the amount of $100.0 million. All of our transactions with Chesapeake Energy Corporation or its affiliates are negotiated at arms’ length and are on terms no less favorable to us than we could reasonably expect to obtain from unaffiliated third parties in similar circumstances.

By agreement among our principal shareholders, World Investment Group, LLC (“WIG”) and Chesapeake Operating, Inc., and our founders Dan Wilks and Farris Wilks, who control WIG, Chesapeake Operating, Inc. is permitted to designate one member of the board of Frac Tech Services, LLC for as long as it owns an equity interest in us. The operating agreement of our parent entity, Frac Tech Holdings, LLC (“Holdings”), also provides certain rights to and imposes certain restrictions on WIG and its members and Chesapeake Operating, Inc. with respect to their ownership interests in our parent entity, including certain tag-along rights, drag-along rights, preemptive rights, and a right of first offer, each as is customary to agreements of this type.

Transactions with Founders and Related Entities

We have entered into certain transactions with Wilks Masonry Corporation, a Texas corporation, including transactions pursuant to which that company provided construction-related services and masonry services in connection with the construction of certain of our facilities. During the years ended December 31, 2007, 2008 and 2009 and [the nine months ended September 30,] 2010, we paid $19.4 million, $9.0 million, $1.2 million and $[7.9] million, respectively, to Wilks Masonry. During the years ended December 31, [2007 and] 2008, Wilks Masonry made payments to us for equipment or property rentals in the amount[s] of approximately [$464,000 and] $2.1 million, respectively. In the year ended December 31, 2009, Wilks Masonry paid us approximately $92,000 in reimbursements for shared services such as insurance costs. During [the nine months ended September 30,] 2010, Wilks Masonry paid us approximately $[57,000] for the purchase of shop supplies and equipment and $[79,000] in reimbursements for shared services such as insurance costs. Dan Wilks and Farris Wilks are the sole owners of Wilks Masonry Corporation. Dan Wilks and Farris Wilks are our founders and serve as managers and executive officers of Frac Tech Services, LLC (and will serve as directors and executive officers of us after the offering), and together they beneficially own a majority equity interest in us. See “Management — Directors and Executive Officers” and “Principal and Selling Shareholders”.

On January 1, 2009, our subsidiary Proppant Specialists, LLC (“Proppant Specialists”) issued several term installment notes to Wilks Ranch, a general partnership owned by Dan Wilks and Farris Wilks, in an aggregate principal amount of $4.9 million, each secured by certain equipment purchased by Proppant Specialists from Wilks Ranch. On April 29, 2010, this subsidiary issued three additional term installment notes to Wilks Ranch in an aggregate amount of $897,400, each secured by specified equipment of our subsidiary. The term installment notes have various interest rates ranging from 4.04% to 5.90% and have various maturity dates through September 2013. The aggregate amount of principal paid under the term installment notes for the year ended December 31, 2009 and [the nine months ended September 30,] 2010 was $1.9 million and $[1.3] million, respectively, and the aggregate amount of interest paid under the term installment notes for the year ended December 31, 2009 and [the nine months ended] September 30, 2010 was approximately $200,000 and $[103,000], respectively. As of [September 30,] 2010, the aggregate principal balance outstanding on the term installment notes was $[2.6] million, and the highest aggregate balance outstanding at any time during their terms was $4.9 million. These notes were repaid on November 12, 2010.

On March 18, 2008, Dan Wilks and Farris Wilks provided an unsecured working capital line of credit to our subsidiary Proppant Specialists, which had an initial term ending June 30, 2008 and automatically renews thereafter for successive six-month terms. As of [September 30,] 2010, the balance of principal and interest outstanding under this line of credit was $[1.8] million, and the highest balance outstanding at any time during its term was $7.0 million. Amounts borrowed under the line of credit bear interest at a rate of 6.00%. The aggregate amount of principal paid under the line of credit for the years ended December 31, 2008 and 2009 and [the nine months ended September 30,] 2010 was $1.5 million, $3.5 million and $[-0-], respectively, and the aggregate amount of interest paid under the line of credit for the years ended December 31, 2008 and 2009 and [the nine months ended September 30,] 2010 was approximately $257,000, $90,000 and $[142,000], respectively. This working capital line of credit was repaid and cancelled on November 12, 2010.

During 2008, Proppant Specialists made payments to Wilks Ranch in the aggregate amount of approximately $455,000 for equipment leasing related to the construction and operation of certain of our sand mining facilities. During the [nine months ended September 30,] 2010, we paid Wilks Ranch approximately $[123,000] for the lease of certain property.

During the year ended December 31, 2006, our subsidiary, THC I Investments, Inc. received a $6.0 million advance for asset purchases and working capital from WIG. During the fiscal year ended December 31, 2009 we repaid $2.1 million and during the [nine months ended September 30,] 2010 we repaid $[0.4] million. As of [September 30,] 2010, the $[3.3] million balance was assigned by WIG to Frac Tech Holdings, LLC (“Holdings”) in partial repayment of an advance to WIG from Holdings.

On March 27, 2009, Dan Wilks and Farris Wilks made two unsecured loans in the aggregate principal amount of $5.2 million to our subsidiary, Southern Precision Sands, LLC. As of [September 30,] 2010, the balance of principal outstanding under these loans was $[4.4] million. These loans bear interest at a rate of

6.00%. No principal was paid on these loans for the year ended December 31, 2009 but $[0.8] million was paid for in the [nine months ended September 30,] 2010, and the aggregate amount of interest paid on these loans for the year ended December 31, 2009 and the [nine months ended September 30,] 2010 was approximately $181,000 and $[210,000], respectively. Each of these loans has a maturity date of March 30, 2011. These loans were repaid on November 15, 2010.

Dan Wilks and Farris Wilks made loans on various dates and in various principal amounts to a nominee entity for Proppant Specialists to fund the purchase of certain real properties. These loans had an interest rate of 5.25%. No amount of principal or interest was paid on these loans during the years ended December 31, [2007 and] 2008. The loans were paid in full in 2009. The aggregate amount of principal paid on these loans and the aggregate amount of interest paid on these loans were $3.0 million and $265,000, respectively.

During the years ended December 31, 2008 and December 31, 2009 and the [nine months ended September 30,] 2010, WIG was billed approximately $1.5 million, $400,000 and $[300,000], respectively, for the use of our airplanes and for legal services. During the year ended December 31, 2009, WIG paid us approximately $1.6 million for these billings. Dan Wilks, Farris Wilks and Bill Barker are the sole owners of WIG.

We have entered into certain transactions with Cisco Trucking, Inc., a Texas corporation, including transactions pursuant to which we have leased trucks from that company and engaged that company to provide hauling and delivery services for us. During the years ended December 31, [2007], 2008 and 2009 and the [nine months ended September 30], 2010, we paid Cisco Trucking, Inc. approximately [$448,000], $52,000, $17,000 and $[25,000], respectively. Dan Wilks and Farris Wilks are the sole owners of Cisco Trucking, Inc.

We believe that each of the transactions described above was on terms no less favorable to us than terms we could have obtained for similar transactions with unrelated third parties.

Redemption of Preferred Equity

On October 21, 2010, Frac Tech Services, LLC, used $13.5 million to fund the redemption of preferred equity interests held by Dan Wilks and Farris Wilks. This was accomplished through a series of redemptions as follows: Frac Tech Services, LLC redeemed preferred equity interests held by its direct parent entity, Holdings; Holdings redeemed preferred equity interests in it held by WIG, which owns a majority of Holdings’ outstanding equity interests; and WIG redeemed preferred equity interests in it held by Dan Wilks and Farris Wilks. In each case, the aggregate redemption price was $13.5 million. Such preferred equity interests were issued in connection with certain reorganization transactions in replacement of loans made in 2008 by Dan Wilks and Farris Wilks to Frac Tech Services, LLC. Holdings will be merged with and into us in connection with our Reorganization.

Transactions with Truck Dealership

A company owned by WIG and Chesapeake Operating, Inc. has recently acquired a truck dealership. We anticipate that we will purchase trucks for use in our operations from this dealership in future periods, on terms no less favorable to us than we could obtain from unrelated third parties. We made our initial purchases from this dealership in November 2010.

Registration Rights Agreement

We plan to enter into a registration rights agreement with our existing pre-offering shareholders. These shareholders will be entitled to demand registration rights for their shares of our common stock, and any shares acquired by such persons under benefit plans maintained by us or our affiliates. In order to exercise their demand for registration, shareholders who hold, individually or as a group, more than a specified percentage of the shares of our common stock outstanding at the time of exercise must deliver a written request to us. Until we become eligible to use Form S-3 for a registration of shares of our common stock, these shareholders will have the right to exercise demand rights for an agreed number of separate registrations. After we become eligible to use Form S-3 for a registration of shares of our common stock, these shareholders will have the right to exercise demand rights for an additional number of separate registrations, less the number of registrations that were effected prior to such date as a result of the exercise of such demand rights.

We expect that the registration rights agreement will provide that if our board of directors determines that it would be in our best interests, we may delay any demand registration for a period not to exceed 90 days, and that we will not be required to effect more than one demand registration requested by the shareholders in any six-month period. In addition, these shareholders will have the right to participate in any public offering of our common stock, other than an offering under a registration statement on Form S-4 or Form S-8 or any other forms not available for registering capital stock for sale to the public, subject to marketing considerations as determined by our managing underwriter for that offering and execution of a lock-up agreement.

We will pay all expenses in connection with any registration under the registration rights agreement, except for transfer taxes, shareholders’ attorneys’ fees and fees and commissions of brokers, dealers and underwriters. We anticipate that the demand registration rights described above will begin six months from the closing date of this offering and terminate ten years from that date, and that the “piggyback” registration rights described above will begin upon the closing and terminate ten years thereafter. All the members of our board of directors may be deemed to beneficially own or control shares of our common stock and may therefore personally benefit from the registration rights agreement. See “Principal and Selling Shareholders”.

Compensation of Certain Executive Officers

William A. Hicks, our Vice President and General Counsel, and Sharon Hicks, our Vice President and Senior Legal Counsel, are husband and wife. On December 19, 2006, we entered into an Employment Agreement with William A. Hicks with an initial term from January 1, 2007 to January 1, 2012. Mr. Hicks is entitled to an annual base salary of $400,000 and is eligible for an annual merit-based bonus in an amount equal to 25% of his annual salary. As additional compensation, we provide Mr. Hicks with health insurance coverage and such other fringe benefits as we may provide to our other officers from time to time. During 2010, we paid total compensation to Mr. Hicks of $442,847. Either party may terminate the employment agreement upon 30 days’ written notice to the other party. If we terminate Mr. Hicks’ employment without cause, he will be entitled to receive his salary and any unpaid bonus through the date of termination. In addition, if termination occurs between January 1, 2011 and December 31, 2011, we are obligated to pay him the balance of his 2011 salary.

On December 19, 2006, we entered into an employment agreement with Sharon Hicks with an initial term from January 1, 2007 to January 1, 2012. Ms. Hicks is entitled to an annual base salary of $300,000 and is eligible for an annual merit-based bonus in an amount equal to 25% of her annual salary. As additional compensation, we provide Ms. Hicks with health insurance coverage and such other fringe benefits as we may provide to our other officers from time to time. During 2010, we paid total compensation to Ms. Hicks of $316,814. Either party may terminate the employment agreement upon 30 days’ written notice to the other party. If we terminate Ms. Hicks’ employment without cause, she will be entitled to receive her salary and any unpaid bonus through the date of termination. In addition, if termination occurs between January 1, 2011 and December 31, 2011, we are obligated to pay her the balance of her 2011 salary.

HISTORY AND REORGANIZATION

Frac Tech Services, LLC was formed as a Texas limited partnership in August 2000, and we began providing hydraulic fracturing services to E&P companies in 2002. Since then, we have undertaken several reorganization transactions as a result of which that company has been converted to a Texas limited liability company and all of the other entities through which we conduct business have become direct or indirect wholly owned subsidiaries of Frac Tech Services, LLC, and Frac Tech Holdings, LLC, a Texas limited liability company, was established as our direct parent entity.

In connection with our private offering of $550.0 million aggregate principal amount of our 7.125% Senior Notes due 2018, which closed on November 12, 2010, we established Frac Tech Finance, Inc., a Delaware corporation, for the purpose of acting as co-issuer of those Senior Notes. Frac Tech Finance, Inc. subsequently changed its name to “Frac Tech Services, Inc.” Frac Tech Services, Inc. currently has no assets and no liabilities other than with respect to the Senior Notes. Immediately prior to consummation of our initial public offering of common stock pursuant to this prospectus, Frac Tech Holdings, LLC will be merged with and into Frac Tech Services, LLC, and Frac Tech Services, LLC will be merged with and into Frac Tech Services, Inc. As a result of those mergers, which we refer to collectively as our “Reorganization,” (i) Frac Tech Services, Inc. will survive as the parent company of all of our subsidiaries and will own the assets and conduct the business currently owned and conducted by Frac Tech Services, LLC; (ii) Frac Tech Services, Inc., will be the sole direct obligor under our Senior Notes; (iii) the current beneficial owners of our outstanding equity securities, as described under “Principal and Selling Shareholders,” including the selling shareholders, will receive shares of Frac Tech Services, Inc. common stock in exchange for their current membership interests in Frac Tech Holdings, LLC; and (iv) Frac Tech Services, Inc. will be the issuer of the common stock offered and sold in our initial public offering pursuant to this prospectus.

PRINCIPAL AND SELLING SHAREHOLDERS

Frac Tech Services, LLC’s sole member is Frac Tech Holdings, LLC, a Texas limited liability company (“Holdings”). Holdings currently has 137,580 limited liability company units outstanding. World Investment Group, LLC, a Delaware limited liability company (“WIG”), and Chesapeake Operating, Inc., an Oklahoma corporation, are the sole members of Holdings. WIG is owned by Dan Wilks, Farris Wilks and Bill Barker, each of whom is an executive officer of us. In connection with our Reorganization, Holdings will merge with and into Frac Tech Services, LLC, and Frac Tech Services, LLC will merge with and into its subsidiary, Frac Tech Services, Inc. Pursuant to the Reorganization, each outstanding limited liability company unit in Holdings will be converted into           shares of common stock of Frac Tech Services, Inc. See “History and Reorganization”.

The table below sets forth information regarding the beneficial ownership of the common stock of Frac Tech Services, Inc. as of          , 2011, on a pro forma basis giving effect to the Reorganization, by (i) each beneficial owner of more than 5% of our outstanding common stock, (ii) each director of Frac Tech Services, Inc., (iii) each of our Named Executive Officers, and (iv) all executive officers and directors as a group. As of          , 2011, on the basis stated above, there were           shares of our common stock outstanding. The table also sets forth information regarding the shares of our common stock that will be offered and sold by the selling shareholders in this offering. The ownership percentages after the offering are based on the issuance and sale by us of           shares of common stock in the offering, and the sale by the selling shareholders of           outstanding shares of common stock in the offering, assuming no exercise of the underwriters’ over-allotment option. After the offering, there will be           shares of our common stock outstanding.

Except as indicated by footnote, to our knowledge the persons named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them, subject to community property laws where applicable.

	Shares of				Shares of		Shares of Common
	Common Stock				Common Stock		Stock Offered
	Beneficially Owned			Shares of	Beneficially Owned		Pursuant to
	Prior to the Offering			Common Stock	After The Offering		Over-Allotment
Name of Beneficial Owner	Number		Percentage	Being Offered	Number	Percentage	Option

5% Holders
World Investment Group, LLC(1)			74.167%
Chesapeake Operating, Inc.(2)			25.833%
Directors and Executive Officers
Dan Wilks, Director and Chief Executive Officer		(3)	33.857%
Farris Wilks, Director and Chief Operating Officer		(4)	33.857%
Bill Barker, Director and Executive Vice President of Sales and Operations		(5)	6.453%
Domenic J. Dell’Osso, Director	0		—	—
Marc Rowland, President and Chief Financial Officer	0		—	—
Kevin McGlinch, Senior Vice President-Finance and Treasurer	0		—	—
William A. Hicks, Vice President and General Counsel	0		—	—
All directors and executive officers as a group (11 persons)		(6)	74.167%

(1)	The business address of WIG is 16858 Interstate Highway 20, Cisco, Texas 76437.

(2)	Chesapeake Operating, Inc. is 100% owned by Chesapeake Energy Corporation, a public company. The business address of Chesapeake Operating, Inc. is 6100 N. Western Avenue, Oklahoma City, Oklahoma 73118.

(3)	For purposes of this table, Dan Wilks is deemed to beneficially own [ ] of the shares owned by WIG, which are the shares that Mr. Wilks would own if WIG were to make a complete distribution of such shares to its members. Mr. Wilks has a 45.65% common equity interest in WIG. Mr. Wilks’ business address is 16858 Interstate Highway 20, Cisco, Texas 76437.

(4)	For purposes of this table, Farris Wilks is deemed to beneficially own [ ] of the shares owned by WIG, which are the shares that Mr. Wilks would own if WIG were to make a complete distribution of such shares to its members. Mr. Wilks has a 45.65% common equity interest in WIG. Mr. Wilks’ business address is 16858 Interstate Highway 20, Cisco, Texas 76437.

(5)	For purposes of this table, Bill Barker is deemed to beneficially own [ ] of the shares owned by WIG, which are the shares that Mr. Barker would own if WIG were to make a complete distribution of such shares to its members. Mr. Barker has an 8.70% common equity interest in WIG. Mr. Barker’s business address is 16858 Interstate Highway 20, Cisco, Texas 76437.

(6)	Consists of shares owned by WIG deemed to be beneficially owned by Dan Wilks, Farris Wilks and Bill Barker as described in footnotes (3), (4) and (5) above.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the company consists of           shares of common stock, par value $0.001 per share, and           shares of preferred stock, par value $0.001 per share.

The following summary of the capital stock and certificate of incorporation and bylaws of Frac Tech Services, Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, as such, are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the General Corporation Law of the State of Delaware. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of           shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We do not intend to “opt out” of the provisions of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

We anticipate that, upon the completion of this offering, our certificate of incorporation and bylaws will contain certain provisions that could make it more difficult for a third party to acquire control of us. These provisions may:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. Our bylaws may also contain provisions requiring advance notice of shareholder proposals seeking the inclusion of matters in the company’s proxy statements for its annual meetings, consistent with the

SEC’s rules relating to such proposals. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	at any time after our founders, Dan Wilks and Farris Wilks, and entities controlled by them, no longer own more than a specified percentage of our common stock,

•	provide that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock (prior to such time, provide that such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•	provide that directors may be removed only for cause and only by the affirmative vote of holders of a supermajority of our then outstanding common stock (prior to such time, provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of our then outstanding common stock);

•	provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a supermajority of our then outstanding common stock (prior to such time, provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding common stock); and

•	provide that special meetings of our shareholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, provide that a special meeting may also be called by shareholders holding a majority of the voting power represented by the outstanding shares entitled to vote).

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a Delaware corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is           .

Listing

We intend to apply to list our common stock on the NYSE under the symbol “FTS”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have issued and outstanding an aggregate of            shares of common stock. Of these shares, all of the            shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing shareholders will be deemed “restricted securities” as such term is defined in Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

The sale of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the common stock. In addition, any such sale or perception could make it more difficult for the company to sell equity securities or equity-related securities in the future at a time and price that the company deems appropriate. See “Principal and Selling Shareholders,” “Description of Capital Stock” and “Underwriting.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors, officers and principal shareholders have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written compensatory agreement in accordance with Rule 701 before the effective date of the registration statement are entitled to sell such shares 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our Long-Term Incentive Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above. Upon the closing of this offering, there will be outstanding (i) no currently exercisable options and (ii) options covering           shares of common stock that will become exercisable with respect to one-third of such shares on November 1, 2011, 2012 and 2013. We will have an additional           shares of common stock reserved and available for future issuance as stock options, restricted stock or other equity-based incentive awards under our Long-Term Incentive Plan. For a description of the terms of this plan, see “Executive Compensation and Other Information — Executive Compensation — Long-Term Incentive Plan”.

Registration Rights

We have granted to our existing shareholders the right to require us to register the shares of common stock held by them under certain circumstances after consummation of this offering. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Senior Secured Credit Facility

General.  Before the closing of this offering, we expect to enter into a new four-year $200.0 million senior secured revolving credit facility with a syndicate of lenders led by Credit Suisse AG and Credit Suisse Securities (USA) LLC (collectively, “Credit Suisse”), as sole administrative agent and sole syndication agent. We have received commitments for 100% of the proposed borrowing amount from Credit Suisse, Royal Bank of Canada and RBC Capital Markets, LLC, Bank of America, N.A. and Citigroup Global Markets Inc. (on behalf of Citibank, N.A., and its affiliates). The commitments are subject to customary conditions precedent.

We anticipate that our borrowing capacity under this new revolving credit facility will be available to finance working capital requirements and other general corporate purposes, including capital expenditures and the issuance of standby letters of credit. Although the agreements that will govern this facility have not been finalized and executed, we currently anticipate that the terms of this facility will be as described below.

Borrowings under the new revolving credit facility will mature four years from the date of the closing of the new revolving credit facility. We anticipate that amounts under the new revolving credit facility may be repaid and reborrowed prior to the final maturity date.

The new revolving credit facility will contain an accordion feature that will allow us to increase the maximum borrowing amount by $100.0 million subject to certain conditions and the agreement of the lenders providing the additional borrowing capacity.

All borrowings under our new revolving credit facility will be subject to the satisfaction of usual and customary conditions, including the accuracy of representations and warranties and the absence of defaults.

Guarantees and Security.  Our obligations under the new revolving credit facility will be guaranteed by all our existing and future direct and indirect subsidiaries, with limited exceptions. Borrowings under the new revolving credit facility and any related guarantees will be secured by substantially all of our assets and the assets of each guarantor, whether owned on the closing date or thereafter acquired, including but not limited to: (a) a perfected first-priority pledge of all the equity interests in Frac Tech Services, LLC held by Frac Tech Holdings, LLC, until the Reorganization is consummated (b) a perfected first-priority pledge of all the equity interests held by us or any guarantor (which pledge, in the case of any foreign subsidiary, shall be limited to 100% of the non-voting equity interests (if any) and 66% of the voting equity interests in such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to us) and (c) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of us and each guarantor (including but not limited to accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property having a value in excess of a threshold to be determined, cash, deposit and securities accounts, commercial tort claims, letter of credit rights, intercompany notes and proceeds of the foregoing).

Interest and Fees.

Interest under the new revolving credit facility will be payable at rates per annum based on the London Interbank Offered Rate, or LIBOR, or an alternative base rate determined by reference to Credit Suisse’s prime rate, the federal funds rate or LIBOR. Under the new revolving credit facility, LIBOR loans may be prepaid without penalty, in minimum increments and subject to an obligation to reimburse related costs incurred by the lenders in certain circumstances.

Covenants and Events of Default.

The new revolving credit facility will contain covenants customary for agreements of this type, including, but not limited to, limitations on our ability to:

•	incur additional indebtedness and guarantees;

•	create liens and other encumbrances on our assets;

•	consolidate, merge or sell assets;

•	pay dividends and other distributions or repurchase stock;

•	make certain investments, loans and advances;

•	make capital expenditures;

•	enter into operating leases and sale/leaseback transactions;

•	enter into transactions with our affiliates;

•	change the character of our business;

•	engage in hedging activities unless certain requirements are satisfied; and

•	prepay other debt.

We will also be required to comply with certain financial tests and maintain certain financial ratios, which include:

•	a maximum ratio of total debt to EBITDA of 3:0, and

•	a minimum interest coverage ratio of 3.5:1.

We also expect the new revolving credit facility to include customary representations, warranties and events of default, including events of default relating to non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, the termination of or default under any material agreement, the result of which could reasonably be expected to have a material adverse effect, material and uncured judgments, bankruptcy and insolvency events, cross-defaults and a default in the event of certain changes of control. An event of default under the credit agreement will permit the lenders to accelerate the maturity of the indebtedness under the facility and may result in one or more cross-defaults under other indebtedness, including our 7.125% Senior Notes due 2018. Similarly, a default generally under the indenture governing our Senior Notes will constitute an event of default under the credit agreement.

Letters of Credit.  Of the aggregate $200.0 million of borrowing capacity under the new revolving credit facility, an amount to be agreed will be available for the issuance of standby letters of credit.

7.125% Senior Notes

On November 12, 2010, Frac Tech Services, LLC and Frac Tech Finance, Inc., as co-issuers, completed a private offering of $550.0 million aggregate principal amount of 7.125% Senior Notes due 2018 for total cash proceeds of approximately $539.0 million, after deducting commissions. The Senior Notes mature on November 15, 2018 and bear interest at 7.125% per annum, payable semi-annually in arrears on May 15 and November 15, beginning May 15, 2011. The Senior Notes are unsecured and are guaranteed by Frac Tech Services, LLC’s existing and future subsidiaries, subject to certain exceptions.

The Senior Notes are not entitled to any mandatory redemption or sinking fund. On or before November 15, 2013, we may redeem up to 35% of the Senior Notes with proceeds of certain equity offerings, including this offering, at a redemption price of 107.125% of the principal amount plus accrued and unpaid interest. Prior to November 15, 2014, we may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the Senior Notes, plus accrued and unpaid interest. On or after November 15, 2014, we may redeem all or part of the Senior Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Redemption
Year	Price

2014	103.563%
2015	101.781%
2016 and thereafter	100.000%

Upon a change of control, as defined in the indenture, we will be required to make an offer to purchase the Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

The indenture governing the Senior Notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on our capital stock or redeem capital stock or subordinated indebtedness;

•	transfer or sell assets;

•	make investments;

•	incur liens;

•	enter into transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These covenants are subject to a number of qualifications and exceptions.

MATERIAL U.S. FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder as of the date hereof. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended, or the “Code”;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or any state or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) which has made a valid election to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This summary assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This summary does not address all aspects of United States federal income taxation and does not deal with foreign, state, local, alternative minimum tax or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address United States federal income tax considerations that may be relevant to non-U.S. holders that may be subject to special treatment under United States federal income tax laws, including, without limitation, United States expatriates, insurance companies, tax-exempt or governmental organizations, dealers in securities or currency, banks or other financial institutions, traders in securities that mark-to-market, shareholders that hold our common stock as a result of a constructive sale, shareholders who acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, and shareholders that hold our common stock as part of a hedge, straddle, appreciated financial position, synthetic security, conversion transaction or other integrated investment or risk reduction transaction. Furthermore, this summary is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We currently intend to retain future earnings, if any, to finance the expansion of our business. In addition, Frac Tech Services, LLC’s indenture governing its Senior Notes limits, and the new senior secured credit facility that it intends to enter into prior to the closing of this offering will limit, its ability to make distributions. However, if we do make distributions on our common stock, those payments will constitute dividends for tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain realized from the sale or other disposition of our common stock and will be treated as described under “Gain on Disposition of Common Stock” below.

Any dividend paid to a non-U.S. holder of our common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN (or applicable substitute or successor form) properly certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) generally are exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In such case, we will not be required to withhold United States federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI (or applicable substitute or successor form) properly certifying eligibility for such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes.

A non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. In addition, a non-U.S. holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

With respect to our status as a USRPHC, we do not believe that we currently are, and do not expect to be for the foreseeable future, a USRPHC for United States federal income tax purposes. You should be aware, however, that the determination of whether we are a USRPHC depends on the fair market value from time to time of our interests in real property (and certain associated personal property, including property used on our real property interests to extract natural deposits) located within the United States relative to our other business assets. There can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, so long as our common stock is regularly traded on an “established securities market” within the meaning of the applicable U.S. Treasury Regulations, a non-U.S. holder will not be subject to U.S. federal withholding tax on the sale or other disposition of its shares of our common stock and any gain realized on such sale or other disposition would only be subject to U.S. federal income tax if the selling non-U.S. holder actually or constructively holds more than five percent of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends to a non-U.S. holder will be subject to backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding will apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a United States person that is not an exempt recipient.

Payments of the proceeds from sale or other disposition by a non-U.S. holder of our common stock effected outside the United States by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the holder is a non-U.S. holder, an exemption is not otherwise established, and the broker has certain relationships with the United States.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a United States office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, information reporting and backup withholding will apply if the broker has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Recent Legislative Developments

Recently enacted legislation, that is effective for amounts paid after December 31, 2012, generally will impose a withholding tax of 30 percent on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30 percent on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial United States owners or identification of the direct and indirect U.S. owners of the entity. Finally, withholding of 30 percent also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2011 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and RBC Capital Markets, LLC are acting as representatives the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
RBC Capital Markets, LLC
Jefferies & Company, Inc.
Johnson Rice & Company, L.L.C.
Wells Fargo Securities, LLC
Macquarie Capital (USA) Inc.
Pritchard Capital Partners, LLC
Raymond James & Associates, Inc.
Simmons & Company International
Stephens Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to          additional shares from us and an aggregate of          additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up”’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to      shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. We currently expect that purchasers of the reserved shares will not be subject to any lock-up agreement with respect to the purchased shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the NYSE under the symbol “FTS”.

In connection with the listing of the common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of beneficial owners.

An affiliate of Credit Suisse Securities (USA) LLC is expected to act as joint book runner, joint lead arranger, administrative agent, collateral agent and a lender and an affiliate of RBC Capital Markets, LLC is expected to act as joint book runner, joint lead arranger and a lender under the new senior secured revolving credit facility that we expect to enter into prior to this offering. Affiliates of certain other underwriters may also become lenders under the new facility.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation among us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	The information presented in the prospectus;

•	The history of and prospects for the industry in which we will compete;

•	The ability of our management;

•	The prospects for our future earnings;

•	The present state of our development and current financial condition;

•	The recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	The general condition of the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), an offer to the public of shares of our common stock which are the subject of the offering described in this prospectus may not be made in that relevant member state, except that an offer to the public in that relevant member state of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

provided, that no such offer of shares of our common stock shall result in a requirement for the publication by the company or any representative or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of our common stock described in this prospectus located in a relevant member state who receives any communication in respect of, or who acquires any shares of our common stock under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to with each underwriter and the company that (a) it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters have been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of such shares of our common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, (a) persons who are outside the United Kingdom or (b) persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, shares of our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This prospectus or any other offering material relating to shares of our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly the shares may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to the shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of China

Shares of our common stock may not be offered or sold directly or indirectly to the public in the People’s Republic of China (“China”) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the shares, may be supplied to the public in China or used in connection with any offer for the subscription or sale of the shares to the public in China. The shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of the shares of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

Shares of our common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, each underwriter has not offered or sold and will not offer or sell, directly or indirectly, any shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

Shares of our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of shares of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands, it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of the shares of our common stock, and this prospectus or any other offering material relating to the shares may not be considered an offer or the prospect of an offer to sell or exchange the shares.

Notice to Prospective Investors in Switzerland

Shares in our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company, or shares in our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of the shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares in our common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for Frac Tech Services, Inc. by Thompson & Knight LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Frac Tech Holdings, LLC, as of December 31, 2008 and 2009 and for each of the three years in the period ending December 31, 2009 included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in that prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. After completion of this offering, we expect our website to be located at http://www.fractech.net, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

FRAC TECH HOLDINGS, LLC

INDEX TO FINANCIAL STATEMENTS

The financial statements of Frac Tech Services, Inc. have been omitted, as the entity has no activities except in connection with its formation. The members of Frac Tech Holdings, LLC will exchange their equity interests for equity interests in Frac Tech Services, Inc. in connection with the Company’s Reorganization described in the Registration Statement.

Frac Tech Holdings, LLC

CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

			Pro Forma as of
	December 31,	September 30,	September 30,
	2009	2010	2010
		(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$26,039	$33,662
Accounts receivable — trade, net	59,020	179,054
Inventories, net	55,137	74,482
Prepaid expenses	3,875	7,147
Amounts due from related parties	16,039	31,358
Other current assets	341	273

Total current assets	160,451	325,976
Fixed assets:
Property and equipment	767,356	849,577
Construction in process	6,491	18,053
Equipment advances	5,039	7,841
Accumulated depreciation	(208,868)	(281,762)

Total fixed assets, net	570,018	593,709
Goodwill	3,212	3,212
Other intangible assets	5,644	5,644
Other, net	1,216	1,789

Total assets	$740,541	$930,330

Current liabilities:
Accounts payable	$62,366	$102,792
Amounts due to related parties	4,380	2,794
Accrued payroll liabilities	4,804	8,493
Other accrued liabilities	22,485	34,474
Interest rate swaps	5,284	574
Loans from members	10,106	8,928
Revolving note payable	238,862	91,000
Current portion of long-term debt	29,107	17,773

Total current liabilities	377,394	266,828
Long-term liabilities:
Long-term notes, net of current portion	42,610	49,943
Interest rate swaps	425	259
Deferred gain	1,283	1,014

Total long-term liabilities	44,318	51,216

	421,712	318,044
Owners’ equity	318,829	612,286

Total liabilities and equity	$740,541	$930,330

Accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended
(amounts in thousands, except per share data)

	September 30,	September 30,
	2009	2010
	(Unaudited)

Revenues	$248,366	$735,544
Revenues from related parties	27,962	70,653

Total revenues	276,328	806,197
Costs of revenues	250,185	494,074

Gross profit	26,143	312,123
Selling and administrative costs	47,089	74,558

Income (Loss) from operations	(20,946)	237,565
Other income (expense):
Interest income	755	225
Interest expense	(12,522)	(13,787)
Other	1,575	(1,174)

Net other expense	(10,192)	(14,736)

Income (Loss) before income taxes	(31,138)	222,829
Provision for income taxes	350	2,882

Net Income (Loss)	$(31,488)	$219,947

Pro forma information
Net income (loss) as reported	$(31,488)	$219,947
Pro forma adjustment for income tax expense (benefit)	(12,673)	88,561

Pro forma net income (loss)	$(18,815)	$131,386
Basic and diluted
Pro forma net income (loss) per common share
Pro forma weighted average common shares outstanding used in net income (loss) per common share

Accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY
For the nine months ended September 30,
(amounts in thousands)

	2009	2010
	(Unaudited)

Owner’s Equity as of January 1,	$327,702	$318,829
Net Income (Loss)	(31,488)	219,947
Contributions from owners	37,500	100,000
Distributions to owners	(5,600)	(26,000)
Reorganization distribution	—	(490)

Owner’s Equity as of September 30,	$328,114	$612,286

Accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended
(amounts in thousands)

	September 30,	September 30,
	2009	2010
	(Unaudited)

Cash flows from operating activities
Net Income (Loss)	(31,488)	219,947
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	63,511	79,807
Impairment of service equipment	—	9,352
(Gain) Loss on sale of assets	(369)	464
Amortization of deferred gain	(268)	(269)
Bad debt expense	1,540	2,163
Changes in fair value of interest rate swap	(3,423)	(4,875)
Changes in operating assets and liabilities:
Accounts receivable	63,630	(137,983)
Inventories	(7,047)	(19,345)
Prepaid expenses	(697)	(3,230)
Other assets	694	(505)
Deposit with related party	15,000	—
Accounts payable	(34,548)	40,404
Accrued payroll and other accrued liabilities	(4,915)	15,644
Customer prepayments	(16,580)	(5)

Net cash provided by operating activities	45,040	201,569
Cash flows from investing activities
Purchase of property and equipment	(34,275)	(116,202)
Proceeds from disposition of assets	448	3,029
Cash paid for acquisitions	(17,500)	—

Net cash used in investing activities	(51,327)	(113,173)
Cash flows from financing activities
Proceeds from revolving credit facility	156,473	131,510
Repayments of revolving credit facility	(185,644)	(279,372)
Proceeds from long-term debt	24,591	14,000
Repayment of long-term debt	(17,753)	(18,002)
Loans/advances from owners	2,252	(3,395)
Net change in receivables from related parties	(821)	486
Distributions to owners	(5,600)	(26,000)
Contribution from owners	37,500	100,000

Net cash (used in) provided by financing activities	10,998	(80,773)

Net increase in cash	4,711	7,623
Cash, beginning of period	423	26,039

Cash, end of period	5,134	33,662

Supplemental cash flow information
Cash paid for:
Interest, net of capitalized interest	13,179	14,304
Income taxes	946	493

Accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 and 2010
(Unaudited)
(Amounts in thousands)

NOTE 1 —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This description of business and summary of significant accounting policies is presented to assist the reader in understanding our financial statements. These financial statements and notes are representations of our management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in all material respects in the preparation of these financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

In these notes, references to “the Company,” “we,” “us,” “our,” etc. are to the consolidated group (discussed at Consolidation below).

DESCRIPTION OF BUSINESS

Frac Tech Holdings, LLC (FTH) provides hydraulic fracturing and acidizing services (“pressure pumping” or “frac services”) to oil and natural gas producing companies through Frac Tech Services, LLC (FTS), a Texas limited liability company, and its direct and indirect subsidiaries. Prior to January 1, 2010, FTS was a Texas limited partnership and FTH held a 1% general partner interest in FTS. Effective January 1, 2010, the owners of FTH assigned the remaining 99% ownership of FTS to FTH and FTS was converted to a Texas limited liability company. Additionally, effective September 30, 2010, our owners assigned all ownership interests of certain related entities to us, all of which were also under common control. As a result of these assignments, these entities, including entities that were previously consolidated under Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51 (which is now incorporated into ASC 810) became our wholly-owned subsidiaries. The historical consolidated balance sheets, and the historical statements of operations, owners’ equity and cash flows have all been presented as if the reorganization of these entities took place as of the beginning of the earliest period presented.

Immediately prior to consummation of our initial public offering of common stock, FTH will be merged with and into FTS, and FTS will be merged with and into Frac Tech Services, Inc., a Delaware corporation that was formed to serve as the co-issuer of our 7.125% Senior Notes due 2018 and that has no other assets or liabilities. As a result of those mergers, which we refer to collectively as our “Reorganization,” (i) Frac Tech Services, Inc. will survive as the parent company of all of our subsidiaries and will own the assets and conduct the business currently owned and conducted by FTS; (ii) the current owners of the outstanding membership interests in FTH will receive shares of Frac Tech Services, Inc. common stock in exchange for such membership interests; and (iii) Frac Tech Services, Inc. will be the issuer of the common stock offered and sold pursuant to such public offering and will be the sole direct obligor under our Senior Notes.

The Company’s services are provided during well completion or during attempts to re-stimulate wells that have experienced production declines. Since 2003, service capacity has been expanded by the continuing addition of equipment. At the end of September, 2010, we were providing fracturing services out of 10 districts: Aledo, TX; Artesia, NM; Bossier City, LA; Hearne, TX; Longview, TX; Odessa, TX; Pleasanton, TX; Vernal, UT; Williamsport, PA and Washington, PA. Our equipment assembly plant, located in Cisco, TX, provides us with the ability to increase the number of units in our frac fleet at lower costs and in shorter periods than would be available if we were buying this equipment from third parties. Within our consolidated group, we build hydraulic fracturing units and various other smaller pieces of equipment that are essential parts of the fracturing business. We also blend our own set of proprietary chemicals for use in fracturing wells and our chemical blending facility, located in Chickasha, Oklahoma, provides us with some of our chemicals.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) instituted a new referencing system which codifies, but does not amend, previously existing non-governmental U.S. generally accepted accounting principles (“GAAP”). The FASB Accounting Standards Codification (“ASC”) is now the single authoritative source for US GAAP. Although the implementation of ASC has no impact on the financial statements, certain references to authoritative US GAAP literature within the footnotes have been changed to cite the appropriate ASC content.

Consolidation

These consolidated financial statements include all wholly-owned subsidiaries. In addition, we review our relationships with other entities to assess whether we are the primary beneficiary of a variable interest entity (VIE). If the determination is made that we are the primary beneficiary, then that entity is consolidated in accordance with ASC 810, Consolidation (“ASC 810”). All material intercompany balances are eliminated upon consolidation.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2010, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2009 and 2010, and the consolidated statement of stockholders’ equity and comprehensive income (loss) for the nine months ended September 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended September 30, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results of the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or any other interim period of any other future year.

Unaudited Pro Forma Consolidated Balance Sheet and Pro Forma Net Income Per Share

Upon the consummation of the initial public offering contemplated herein, the Company will convert to a C-corp and issue shares of common stock. The September 30, 2010 unaudited pro forma consolidated balance sheet data and the unaudited pro forma basic and diluted net income per share have been prepared assuming the conversion of the Company and the issuance of common shares.

Revenue Recognition

Revenues are recognized as services are completed. With respect to our hydraulic fracturing services, we recognize revenue and invoice our customers upon the completion of each fracturing stage. We typically complete one or more fracturing stages per day during the course of a job. A stage is considered complete when we have met the specifications set forth in our contract with the customer for the number of hours our equipment is in use or the volume of sand used, or when the pressure exceeds the maximum specified in the contract for our equipment. Invoices typically include an equipment charge determined by applying a base rate for the amount of time the equipment is in operation, a mobilization charge (typically only for the first stage

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

in a job) based on the distance equipment and products are transported to the job site, and product charges for sand, chemicals and other products actually used.

With respect to sales of sand or other products to third parties, which constitute approximately one percent of revenues, we recognize revenue upon shipment of the products from our facilities.

Trade Accounts Receivable

Trade accounts receivable are reported at net realizable value consisting of amounts billed less an allowance for doubtful accounts. Most areas in which we operate have provisions for a mechanic’s lien against the property on which the service is performed if such lien is filed within a specified time-frame. Determination of when receivables are past due is generally based on the age of the receivable with over 90 days deemed to be of concern.

We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s credit worthiness, and the condition of the general economy and the industry as a whole. We write off accounts when they are determined to be uncollectible.

Fixed Assets

Fixed assets include land, facilities and office equipment owned by us, our fracturing units and other service equipment. Fixed asset additions are recorded at cost. Cost of fracturing units we manufacture consists of materials, components, labor, and overhead. Land costs include the purchase price, plus zoning and other costs to prepare it for its intended purpose, and any improvements other than buildings. An allocable amount of interest on borrowings is capitalized for self-constructed assets and equipment during their construction period.

We depreciate costs of fixed assets on a straight-line basis over the estimated useful lives of the assets. Historically, we depreciated the cost of our fracturing units over an estimated useful life of 10 years. Effective October 1, 2010, we revised our estimate of the useful lives of our fracturing units to seven years, in part due to the increasing amount of operations we have conducted in harsher geological environments in recent periods. We do not separately depreciate the components we use in the manufacture of our fracturing units.

Expenditures for renewals and betterments that extend the lives of our service equipment are capitalized. Maintenance costs have generally been expensed as incurred. Prior to January 1, 2010, we generally capitalized fluid ends added as replacement parts over a useful life of not less than 12 months. During 2010, we reassessed our policies regarding the useful lives of our service equipment. During that same period, we capitalized $6.7 million of fluid ends with a useful life of less than 12 months. Effective October 1, 2010, we have charged the cost of fluid ends added as replacement parts to cost of revenues upon installation. Replacement parts that are capitalized are depreciated over the shorter of the parts’ estimated useful life or the remaining useful life of the service equipment.

Management is responsible for reviewing the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss equal to the amount by which the carrying value exceeds the fair value of assets is recognized. When making this assessment, the following factors are considered: current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

Inventories

Inventories consists of both raw materials and work in process. This includes sand and chemicals which are used in providing frac services and components and parts used in manufacturing and assembly. Inventories are carried at the lower of cost or market value determined on a first-in-first-out basis, except sand and chemicals, which are determined on a weighted average cost basis. Raw materials are valued at cost including freight and work in process is valued at cost plus labor and overhead.

Income Taxes

We are treated as a partnership for federal income tax purposes. As such, we generally do not directly pay income taxes on our income or benefit from losses. Instead, our income and other tax attributes are passed through to our owners for federal and where applicable, state income tax purposes. The provision for income taxes is for the Texas margin tax which is deemed to be an income tax and the Alabama income tax.

We adopted the provisions of “ASC 740”, Income Taxes, on January 1, 2007. Previously, we had accounted for tax contingencies in accordance with ASC 450, Contingencies. As required by the uncertain tax position guidance in ASC 740, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations remained open. During the nine months ended September 30, 2010, there were no financial statement benefits or obligations recognized related to uncertain tax positions.

Unaudited Pro Forma Income Taxes

We are filing this registration statement in anticipation of a proposed initial public offering (IPO) of our common stock. Upon completion of the IPO, we will be treated as a C-Corp under the Internal Revenue Code and will be subject to income taxes. Accordingly, a pro forma income tax provision has been disclosed as if we were a C-Corp for all periods presented. We have computed pro forma tax expense using a 35% corporate level tax rate and a net apportioned state tax rate, incorporating permanent differences.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less when acquired are considered to be cash equivalents.

Advertising

Advertising costs are expensed as incurred.

Other assets

Other assets subject to amortization include loan closing costs which are being amortized using the straight-line method over the life of the related loan and software costs being amortized using the straight-line method over three to seven years. Amortization costs for the nine months ended September 30, 2009 and 2010 totaled $821 and $1,084, respectively.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

Goodwill

In accordance with ASC 805, Business Combinations, the purchase method of accounting requires the excess of purchase price paid over the estimated fair value of identifiable tangible and intangible net assets of acquired businesses to be recorded as goodwill. Under the provisions of ASC 350, Goodwill and Other, goodwill is not amortized, and instead, is tested at least annually for impairment at the end of each year.

Interest Rate Swaps

We use interest rate swaps to manage risks related to interest rate movements on a term loan and a portion of our revolver, both of which have floating interest rates. Our interest rate risk management strategy is to stabilize cash flow requirements by maintaining interest rate swap contracts to convert portions of our variable-rate debt to fixed rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest rate swaps are contracts in which a series of interest cash flows or payments are exchanged over a prescribed period. Changes in the fair values of the instruments we use are recognized in earnings in the current period.

We account for these derivative financial instruments in accordance with ASC 815, Derivatives and Hedging. Accordingly, the derivative financial instruments are reflected on the balance sheets at their fair values, in accordance with ASC 820, Fair Value Measurements and Disclosures, as discussed in Note 8.

Presentation of Transactional Taxes

We collect and remit sales tax on revenues in jurisdictions where our services are taxable. We pay use taxes to appropriate taxing authority on our taxable purchases. We pay federal excise tax, federal heavy use tax, and report fuel taxes on our fleets of hydraulic fracturing units. Our accounting policy is to exclude tax collected and remitted from revenue and cost of sales.

Loans From Members

Loans from members represents advances made on a line of credit established between related parties and us. The total of the two lines of credit are $10,000, of which $1,846 was outstanding as of September 30, 2010. The lines bear interest at the rate of 6.0%. At September 30, 2010 there were subordinated notes and loans between related parties and the Company totaling $7,082. The notes bear interest at rates ranging from 4.04% — 6.00%. All loans from members were repaid using proceeds from our November 2010 Senior Notes offering. See Note 7.

Financial Instruments

The Company’s cash, accounts receivable, accounts payable and accrued expenses all approximate fair value due to the relative short term nature of the related account. Our outstanding term loans, revolving credit facility, and advances from members all bear interest rates comparable to prevailing market terms and therefore the outstanding balances approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and the reported

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 —	ACCOUNTS RECEIVABLE

At December 31, 2009 and September 30, 2010, we had receivables totaling $73,649 and $209,469, net of allowance for bad debts, which is inclusive of $14,629 and $30,415 of trade accounts receivable that is recorded in amounts due from related parties. Collection of receivables generally occurs between thirty and eighty days after the invoice date. At December 31, 2009 and September 30, 2010, respectively, our allowance for bad debts was $3,620 and $5,740. Total bad debt expense for the nine months ended September 30, 2009 and 2010 was $1,540 and $2,163, respectively.

Receivables totaling $189,975 serve as collateral for our revolver discussed at Note 7.

NOTE 3 —	INVENTORIES

Our inventories at December 31, 2009 and September 30, 2010 consisted of the amounts in the following table. Inventories totaling approximately $61,076 stood as collateral under our revolver discussed at Note 7.

	December 31,	September 30,
	2009	2010

Proppants and chemicals	$23,917	$31,403
Maintenance parts	31,096	42,953
Fuel	124	126

Totals	$55,137	$74,482

NOTE 4 —	FIXED ASSETS

The following is a summary of fixed assets at December 31, 2009 and September 30, 2010. Depreciation expense totaled $62,690 and $78,723 for the nine months ended September 30, 2009 and 2010, respectively. These amounts are included in costs of revenues. Construction in process of $3,500 and essentially all of our service equipment serve as collateral for our revolver (discussed at Note 7) or for other financing obligations.

	Estimated	December 31,	September 30,
	Useful Life	2009	2010

Land	N/A	$28,021	$31,905
Buildings and improvements	39	96,678	99,458
Service equipment	1-10	596,869	668,964
Vehicles and transportation equipment	5-7	34,908	37,304
Office equipment and other	3-7	10,880	11,946
Equipment construction in process	N/A	6,491	18,053
Equipment advances	N/A	5,039	7,841

Total cost of fixed assets		778,886	875,471
Accumulated depreciation		(208,868)	(281,762)

Net fixed assets		$570,018	$593,709

The estimated useful life of service equipment placed into service on or after October 1, 2010 ranges from 30 months to seven years. Major components of our service equipment, which includes fracturing units, blenders, and sand kings were previously depreciated over a period of ten years. High pressure iron, which is

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

also included in service equipment, has an estimated useful life of 30 months. Also included in the balance of service equipment is the cost of manufacturing equipment which the Company utilizes for the manufacture of our service equipment components. This manufacturing equipment has a useful life ranging from five to seven years.

Prior to January 1, 2010, we generally capitalized fluid ends added as replacement parts over a useful life of not less than 12 months. During 2010, we reassessed our policies regarding the useful lives of our service equipment. During that same period, we capitalized $6.7 million of fluid ends with a useful life of less than 12 months. Effective October 1, 2010, we have charged the cost of fluid ends added as replacement parts to cost of revenues upon installation. The remaining carrying value of the replacement fluid ends in service as of September 30, 2010, which was approximately $8.0 million, will be depreciated over the weighted average remaining useful life, which is approximately 12 months.

NOTE 5 —	IMPAIRMENT

During the nine months ended September 30, 2010, the company recognized approximately $9.4 million in impairment of service equipment. The impairment was the result of increased utilization of our equipment in more demanding shale reservoirs that resulted in the replacement of equipment earlier than anticipated. As a result of the use of our equipment in more demanding shale reservoirs, we have made changes to our capitalization policy which are more fully described in Note 1, effective October 1, 2010.

A portion of the equipment that was impaired during the nine months ended September 30, 2010 was also placed into service during 2010 or within one year from that date. This equipment was comprised substantially of replacement fluid ends, which were previously capitalized over a term of one to two years.

NOTE 6 —	OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2009 and September 30, 2010 consisted of the following:

	December 31,	September 30,
	2009	2010

State sales and gross receipts tax	$15,510	$22,272
State franchise tax	2,205	2,832
Interest	2,806	2,240
Other	1,964	7,130

Totals	$22,485	$34,474

NOTE 7 —	DEBT

Revolver — At December 31, 2009, we were not in compliance with certain covenants under our prior facility and we entered into an amendment and forbearance agreement and subsequently amended and restated the facility in its entirety. Our prior facility had a $300,000 limit and was due in January 2010.

Our revolver is considered to be Senior Bank Debt. Collateral for this agreement consists of accounts receivable, inventories, and a list of specified equipment. Availability under this agreement is determined using a monthly borrowing base calculation from the underlying collateral amounts. Advances under this facility are designated as Base Rate Advances. Under the amendment interest rates are Prime plus 2.5% (5.75% as of September 30, 2010) for Base Rate Advances. Our revolver carries certain restrictive covenants and minimum ratio requirements. The key ratio for most of these covenants is the leverage ratio. The agreement provides limitations for operating leases, acquisitions, and capital expenditures when this ratio exceeds 3.5 to 1. It also

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

provides for limitations on distributions to owners and on borrowings from third parties. There is also a compliance test using a fixed charge ratio. Some ratios act as triggers for additional disclosure requirements or can activate additional restrictive covenants. As of September 30, 2010, the Company was in compliance with all covenants. The total maximum borrowing capacity of the new facility which expires in May 2011 is $200,000. The balance outstanding under this agreement as of September 30, 2010 was $91,000.

The following is a summary of our total obligations, excluding the revolver, at December 31, 2009 and September 30, 2010.

	December 31,	September 30,
	2009	2010

Notes Payable:
Term installment notes payable with various maturities through 2014; due in monthly installments ranging from $917 to $186,290, plus interest at various fixed and variable rates ranging from 2.56% to 10.75%; collateralized by equipment and trucks	$52,453	$47,275
Term installment notes payable with various maturities through 2013; due in monthly installments ranging from $441 to $1,248, plus interest at various fixed rates ranging from 5.7% to 6.6%; collateralized by vehicles	101	2,034
Term installment notes payable with various maturities through 2026; due in monthly installments ranging from $3,194 including interest to $62,500 plus interest, at various rates ranging from fixed rates of 6.48% and 6.5% to rates that float at LIBOR plus 0.85%; collateralized by airplanes	17,892	17,190
Term installment note payable maturing 2022; due in monthly installments of $12,221 at Prime minus .25% (with a floor of 6%); collateralized by real estate	1,271	1,217

Total debt	71,717	67,716
Less current portion	(29,107)	(17,773)

Long-term portion	$42,610	$49,943

Maturities for our debt including our revolver at September 30, 2010 are as follows:

2010	$9,842
2011	100,794
2012	7,126
2013	7,300
2014	4,881
Thereafter	28,773

Total	$158,716

Senior Notes — On November 12, 2010, FTS and Frac Tech Finance, Inc., as co-issuers, completed a private offering of $550,000 aggregate principal amount of 7.125% Senior Notes due 2018 (Notes). The Notes mature on November 15, 2018 and bear interest at 7.125% per annum, payable semi-annually in arrears on May 15 and November 15, beginning May 15, 2011. The Notes are unsecured and are guaranteed by FTS’s existing and future subsidiaries, subject to certain exceptions.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

The proceeds from our Senior Notes offering were used to pay off our existing revolver, loans from members, and certain term installment notes. Additionally, $200 million was used as a return of capital to equity owners.

On or before November 15, 2013, we may redeem up to 35% of the Notes with proceeds of certain equity offerings at a redemption price of 107.125% of the principal amount plus accrued and unpaid interest. Prior to November 15, 2014, we may redeem some or all of the Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the Notes, plus accrued and unpaid interest. On or after November 15, 2014, we may redeem all or part of the Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Redemption Price

2014	103.563%
2015	101.781%
2016 and thereafter	100.000%

Upon a change of control, as defined in the indenture, we will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

The indenture governing the Notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to incur or guarantee additional indebtedness or issue certain preferred stock; pay dividends on our capital stock or redeem capital stock or subordinated indebtedness; transfer or sell assets; make investments; incur liens; enter into transactions with our affiliates; and merge or consolidate with other companies.

We have agreed to file with the Securities and Exchange Commission within 240 days after November 12, 2010 a registration statement for an offer to exchange the Notes and related guarantees for registered notes and guarantees with identical terms, or in certain circumstances to file a shelf registration statement covering resales of the Notes and guarantees.

NOTE 8 —	INTEREST RATE SWAPS

During 2007, we entered into three interest rate swap agreements related to variable rate borrowings. One agreement was matched with a term note payable in the amount of $15,000 with an interest rate of LIBOR plus 0.85% and a maturity date of December 29, 2016. To minimize the effect of market changes we entered into an interest rate swap agreement under which we pay interest at a fixed rate of 5.95%. The notional amount of this swap declines directly in step with the principal payments on the loan. Scheduled termination date for this swap agreement is March 2012 and the fair value of this agreement on September 30, 2010 was $833.

The other two agreements were related to a total of $140,000 of Eurodollar borrowings under our revolving line of credit. These borrowings float with the LIBOR rate. These two swap agreements matured in September 2010 and provided for us to pay interest at fixed rates of 4.79% on $40,000 and 4.925% on $100,000.

Effective January 1, 2008, we adopted ASC 820 for all financial instruments. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Level 1 inputs are observable quotes in an active market for identical assets and liabilities. Level 2 inputs are inputs observable for similar assets and liabilities. We consider the interest rate swap agreements Level 2 valuations since the value of these derivatives are derived from assumptions from or supported by data that is generally observable in the marketplace. Level 3 utilizes significant unobservable inputs. We currently do not have any fair value measurements within the scope of ASC 820 considered as Level 1 or Level 3 inputs.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

Although these three swap agreements are related to our borrowings and are not held for trading purposes, they are classified as mark-to-market derivatives. As such, the effect of changes in the swaps’ fair values and their cash flow effects are included in interest expense until the date the swap agreements mature or are terminated. As of December 31, 2009 and September 30, 2010, respectively, the fair value of these swaps was a liability $5,709 and $834.

NOTE 9 —	COMMITMENTS AND CONTINGENCIES

We lease certain administrative and sales offices and operational facilities in various cities. Rail cars are leased from various entities. We lease portions of our office equipment. In addition to lease, we rent various facilities and equipment under temporary arrangements.

During 2008 we executed master lease agreements with Comerica Leasing Corporation, VFS Leasing Co., and Wells Fargo Equipment Finance, Inc. The market value of equipment leased under these agreements totaled $31,451 at the time of the lease. Certain of the transactions included the sale of frac service equipment which was at least partially manufactured and assembled internally. Leasing companies purchased chassis equipment directly from the manufacturer, and purchased additional assembly and modifications from us. Alternatively, leasing companies purchased completed frac service equipment directly from us for the sale-leaseback transactions. Gain on sale of $1,790 was treated as deferred gain and is being amortized on a straight-line basis over the life of the lease. All leases under these agreements have five year terms, which consist of 60 monthly payments, and are treated as operating leases under ASC 840, Leases.

Total lease expense for the nine months ended September 30, 2009 and September 30, 2010 under operating leases consisted of the following:

	September 30,	September 30,
	2009	2010

Service equipment	$6,430	$6,606
Facilities (offices and operations)	1,166	1,287
Equipment	2,285	3,833
Office equipment	72	62
Trucks	—	194

Totals	$9,953	$11,982

In the ordinary course of business, we are subject to various legal proceedings and claims. Management believes that costs associated with such legal matters, if any, will not have a material adverse effect on our financial condition, results of operations, or cash flows.

Much of the equipment we purchase requires long lead times in production. Due to this fact, at most points in time we have orders and commitments for such equipment. Some of these orders are being renewed on a revolving basis to achieve our goal of maintaining a future supply of essential equipment. All of these orders are cancelable upon written notice within time frames specified in the order (generally ninety days).

NOTE 10 —	TRANSACTIONS WITH RELATED PARTIES

We are related through common ownership or control to various entities. Transactions with related entities during 2009 and 2010 included equipment, facilities and office leasing, reimbursement of personnel and benefits costs, equipment purchases, construction contracting, repair parts and services, materials purchases, shared insurance policies, and some other minor transactions. Related party transactions that are expected to continue consist of personnel and benefits cost reimbursements, construction contracting for facilities

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

expansion, materials and equipment purchases, repair parts and services, and shared insurance costs, and other minor transactions. We participate with related (commonly-owned) entities to purchase most of our insurance and to obtain employee benefit coverage. We also provide frac services to an owner.

Transactions with related parties during 2009 and 2010 are summarized as follows:

	September 30,	September 30,
	2009	2010

Amounts billed to us by related parties:
Construction contracting	$1,788	$7,890
Equipment purchases	1	—
Equipment leasing	—	25
Leasing and overhead expenses	208	286
Equipment components and repairs	57	6

Totals	$2,054	$8,207

Amounts billed to related parties:
For frac services	$29,255	$71,799
Equipment sales	66	—
For supplies, equipment, and leasing	177	321
For overhead expenses and insurance	—	117

Totals	$29,498	$72,237

During 2008, certain owners of our parent company advanced $13,500 to FTS under a preferred limited partner units agreement (“preferred units”). The preferred units were subsequently assigned to our parent. The preferred units did not provide for distribution, dividend or accumulation rights, and could be redeemed at the discretion of the holder. In October 2010, the preferred units were redeemed for $13,500.

NOTE 11 —	RETIREMENT PLAN

We maintain a 401(K) Retirement Plan. Employees may contribute a portion of their salary, up to the limits established for an individual by the IRS, to a qualified 401(K) plan. We do not provide any matching contributions.

NOTE 12 —	CONCENTRATIONS

Our primary business is providing high-pressure, high-volume fracturing services to oilfield drilling operators. These services are part of the process of completing wells after they have been drilled (and determined to have found hydrocarbons).

In performing our services during the first nine months of 2009 and 2010, we derived approximately 59% and 41%, respectively, of our revenues from our three largest customers. Each of our three highest customers in 2009 and 2010 provided 9% or more of our total revenues.

At many times during the year, our primary bank balances have exceeded federally insured limits.

NOTE 13 —	BUSINESS COMBINATION

Effective January 1, 2009, the Company acquired an existing business which manufactures resin coated sand. The acquisition was accounted for as a business combination in our consolidated balance sheets as of that date.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(Amounts in thousands)

The fair value of the assets acquired is as follows:

Fair Value
of Assets
Acquired

Land	$100
Building	350
Service equipment	11,756
Vehicles	50

12,256
Other intangibles	5,244

Total purchase price	$17,500

The other intangibles acquired were determined to have an indefinite useful life due to the ability to renew and or extend the underlying asset for an insignificant amount. Accordingly, the asset will be reviewed for impairment in connection with the review of recoverability of other long-lived assets. For the nine months ended September 30, 2010, no impairment charge was recorded.

This acquisition provided a competitive advantage because the existing company possessed an existing air permit for processing. To obtain a new permit for new plant construction, if one can be obtained at all, can take up to two years to acquire.

The acquired company’s operations were modified to produce resin-coated frac sand. No existing foundry customers were retained after the conversion. Frac sand was first delivered in January 2009. The company sells to FTS and FTS customers directly.

NOTE 14 —	RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51, or SFAS No. 160” (“SFAS No. 160”) which is now incorporated into the ASC as ASC 810. ASC 810 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other items, ASC 810 requires that equity attributable to non-controlling interests be recognized in equity separate from that of the Company’s and that consolidated net income now includes the results of operations attributable to non-controlling interests. The Company adopted ASC 810 on January 1, 2009 and it did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”) which is now incorporated into the ASC as ASC 810. ASC 810 changes the existing consolidation guidance applicable to a variable interest entity. Among other things, it requires a qualitative analysis to be performed in determining whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

NOTE 15 —	SUBSEQUENT EVENTS

The Company evaluated its September 30, 2010 consolidated financial statements for subsequent events through February 14, 2010 the date the financials were available to be issued.

We are not aware of any other subsequent events that would require recognition or disclosure in the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Frac Tech Holdings, LLC

We have audited the accompanying consolidated balance sheets of Frac Tech Holdings, LLC (a Texas limited liability company) and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in owners’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frac Tech Holdings, LLC as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Dallas, Texas
December 14, 2010

Frac Tech Holdings, LLC

CONSOLIDATED BALANCE SHEETS
As of December 31,
(Amounts in thousands)

	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$423	$26,039
Accounts receivable — trade, net	101,316	59,020
Inventories, net	46,756	55,137
Prepaid expenses	5,490	3,875
Amounts due from related parties	34,261	16,039
Other current assets	956	341

Total current assets	189,202	160,451
Fixed assets:
Property and equipment	681,861	767,356
Construction in process	35,417	6,491
Equipment advances	4,538	5,039
Accumulated depreciation	(123,284)	(208,868)

Total fixed assets, net	598,532	570,018
Goodwill	3,212	3,212
Other intangible assets	400	5,644
Other, net	1,921	1,216

Total assets	$793,267	$740,541

Current liabilities:
Accounts payable	$70,404	$62,366
Amounts due to related parties	6,026	4,380
Accrued payroll liabilities	8,291	4,804
Other accrued liabilities	26,612	22,485
Interest rate swaps	6,305	5,284
Customer prepayments	16,278	—
Loans from members	5,318	10,106
Revolving note payable	—	238,862
Current portion of long-term debt	16,878	29,107

Total current liabilities	156,112	377,394
Long-term liabilities:
Revolving note payable	251,222	—
Long-term notes, net of current portion	52,221	42,610
Interest rate swaps	4,369	425
Deferred gain	1,641	1,283

Total long-term liabilities	309,453	44,318

	465,565	421,712
Owners’ equity	327,702	318,829

Total liabilities and equity	$793,267	$740,541

The accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
(Amounts in thousands)

	2007	2008	2009

Revenues	$329,920	$475,726	$348,026
Revenues for related parties	32,542	97,817	41,204

Total revenues	362,462	573,543	389,230
Costs of revenues	241,293	411,216	345,216

Gross profit	121,169	162,327	44,014
Selling and administrative costs	35,006	81,940	68,386
Goodwill impairment charge	—	5,971	—

(Loss) income from operations	86,163	74,416	(24,372)
Other income expense:
Interest income	737	219	4
Interest expense	(14,204)	(29,259)	(15,949)
Other	303	(23)	425

Net other expense	(13,164)	(29,063)	(15,520)

(Loss) income before income taxes	72,999	45,353	(39,892)
Provision for income taxes	1,248	1,994	347

Net (Loss) Income	$71,751	$43,359	$(40,239)

Pro forma information
Net income (loss) as reported	$71,751	$43,359	$(40,239)
Pro forma adjustment for income tax expense (benefit)	$27,949	$15,881	$(16,135)

Pro forma net income (loss)	$43,802	$27,478	$(24,104)
Basic and diluted
Pro forma net income (loss) per common share
Pro forma weighted average common shares outstanding used in net income (loss) per common share

The accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

CONSOLIDATED STATEMENTS OF OWNERS’ EQUITY
For the years ended December 31, 2007, 2008 and 2009
(Amounts in thousands)

Equity as of January 1, 2007	$270,399
Contributions by owners	25,800
Distributions to owners	(101,582)
Net Income	71,751

Equity as of December 31, 2007	266,368
Issuance of preferred units	13,500
Contributions by owners	4,475
Net Income	43,359

Equity as of December 31, 2008	327,702
Contribution by owners	46,326
Distributions to owners	(14,960)
Net Loss	(40,239)

Equity as of December 31, 2009	$318,829

The accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
(Amounts in thousands)

	2007	2008	2009

Cash flows from operating activities
Net (Loss) Income	$71,751	$43,359	$(40,239)
Adjustments to reconcile net (loss) income to cash flow from operating activities:
Depreciation and amortization	38,938	69,200	91,149
Gain on sale of assets	(73)	(442)	(50)
Amortization of deferred gain	—	(149)	(358)
Bad debt expense	1,699	1,121	1,312
Goodwill impairment charge	—	5,971	—
Changes in fair value of interest rate swaps	4,851	5,823	(4,965)
Changes in operating assets and liabilities:
Accounts receivable	(49,086)	(43,455)	43,006
Inventories	(9,282)	(23,688)	3,995
Prepaid expenses	(1,201)	(3,413)	1,342
Other assets	(309)	(2,173)	(317)
Deposit with related party	—	(15,000)	15,000
Accounts payable	53,942	(9,098)	(10,362)
Accrued expenses	7,624	17,456	(7,619)
Customer prepayments	—	16,278	(16,273)

Net cash provided by operating activities	118,854	61,790	75,621
Cash flows from investing activities
Purchase of property and equipment	(292,469)	(163,040)	(61,777)
Proceeds from disposition of assets	610	10,333	982
Cash paid for acquisitions	—	—	(17,500)
Purchase price adjustment	(668)	—	—

Net cash used in investing activities	(292,527)	(152,707)	(78,295)
Cash flows from financing activities
Proceeds from revolving credit facility	308,200	322,915	221,500
Proceeds from long-term debt	1,440	16,599	23,775
Repayment of revolving credit facility	(97,174)	(282,720)	(233,860)
Repayment of long-term debt	(10,946)	(19,695)	(21,157)
Loans/advances from owners	—	5,318	5,466
Issuance of preferred units	—	13,500	—
Proceeds from sale leaseback of assets	—	31,451	—
Net change in restricted cash	37,132	—	—
Deferred financing costs	(1,557)	—	—
Net change in receivables from related parties	335	(1,866)	1,199
Contributions from owners	25,800	4,475	46,327
Distributions to owners	(101,582)	—	(14,960)

Net cash provided by financing activities	161,648	89,977	28,290

Net increase (decrease) in cash	(12,025)	(940)	25,616
Cash, beginning of year	13,388	1,363	423

Cash, end of year	$1,363	$423	$26,039

Supplemental cash flow information
Cash paid for:
Interest, net of capitalized interest	$8,485	$21,017	$20,566
Income taxes	1,871	1,022	303
Non-cash investing and financing
Equipment purchased with long-term debt	28,069	—	—
Note receivable converted from account receivable balance	759	2,053	—
Transfers of assets from CIP to inventory	—	—	12,376

The accompanying notes are an integral part of these consolidated financial statements.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2008 and 2009
(Amounts in thousands)

NOTE 1 —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This description of business and summary of significant accounting policies is presented to assist the reader in understanding our financial statements. These financial statements and notes are representations of our management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in all material respects in the preparation of these financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

In these notes, references to “the Company,” “we,” “us,” “our,” etc. are to the consolidated group (discussed at Consolidation below).

DESCRIPTION OF BUSINESS

Frac Tech Holdings, LLC (FTH) provides hydraulic fracturing and acidizing services (“pressure pumping” or “frac services”) to oil and natural gas producing companies through Frac Tech Services, LLC (FTS), a Texas limited liability company, and its direct and indirect subsidiaries. Prior to January 1, 2010, FTS was a Texas limited partnership and FTH held a 1% general partner interest in FTS. Effective January 1, 2010, the owners of FTH assigned the remaining 99% ownership of FTS to FTH and FTS was converted to a Texas limited liability company. Additionally, effective September 30, 2010, our owners assigned all ownership interests of certain related entities to us, all of which were also under common control. As a result of these assignment, these entities, including entities that were previously consolidated under Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51 (which is now incorporated into ASC 810) became our wholly-owned subsidiaries. The historical consolidated balance sheets, and the historical statements of operations, owners’ equity and cash flows have all been presented as if the reorganization of these entities took place as of the beginning of the earliest period presented.

Immediately prior to consummation of our initial public offering of common stock, FTH will be merged with and into FTS, and FTS will be merged with and into Frac Tech Services, Inc., a Delaware corporation that was formed to serve as the co-issuer of our 7.125% Senior Notes due 2018 and that has no other assets or liabilities. As a result of those mergers, which we refer to collectively as our “Reorganization,” (i) Frac Tech Services, Inc. will survive as the parent company of all of our subsidiaries and will own the assets and conduct the business currently owned and conducted by FTS; (ii) the current owners of the outstanding membership interests in FTH will receive shares of Frac Tech Services, Inc. common stock in exchange for such membership interests; and (iii) Frac Tech Services, Inc. will be the issuer of the common stock offered and sold pursuant to such public offering and will be the sole direct obligor under our Senior Notes.

The Company’s services are provided during well completion or during attempts to re-stimulate wells that have experienced production declines. Since 2003, service capacity has been expanded by the continuing addition of equipment. At the end of September, 2010, we were providing fracturing services out of 10 districts: Aledo, TX; Artesia, NM; Bossier City, LA; Hearne, TX; Longview, TX; Odessa, TX; Pleasanton, TX; Vernal, UT; Williamsport, PA and Washington, PA. Our equipment assembly plant, located in Cisco, TX, provides us with the ability to increase the number of units in our frac fleet at lower costs and in shorter periods than would be available if we were buying this equipment from third parties. Within our consolidated group, we build hydraulic fracturing units and various other smaller pieces of equipment that are essential parts of the fracturing business. We also blend our own set of proprietary chemicals for use in fracturing wells and our chemical blending facility, located in Chickasha, Oklahoma, provides us with some of our chemicals.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

At the end of 2009, we were providing fracturing services out of 8 districts: Aledo, TX; Artesia, NM; Bossier City, LA; Hearne, TX; Longview, TX; Odessa, TX; Vernal, UT; and Washington, PA. Our equipment assembly plant, located in Cisco, TX, provides us with the ability to increase the number of units in our frac fleet at lower costs and in shorter periods than would be available if we were buying this equipment from third parties. Our chemical blending facility, located in Chickasha, Oklahoma, provides us with the majority of our chemicals. We also blend our own set of proprietary chemicals for use in fracturing wells. Within our consolidated group, we build hydraulic fracturing units and various other smaller pieces of equipment that are essential parts of the fracturing business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) instituted a new referencing system which codifies, but does not amend, previously existing non-governmental U.S. generally accepted accounting principles (“GAAP”). The FASB Accounting Standards Codification (“ASC”) is now the single authoritative source for US GAAP. Although the implementation of ASC has no impact on the financial statements, certain references to authoritative US GAAP literature within the footnotes have been changed to cite the appropriate ASC content.

Consolidation

These consolidated financial statements include all wholly-owned subsidiaries. In addition, we review our relationships with other entities to assess whether we are the primary beneficiary of a variable interest entity. If the determination is made that we are the primary beneficiary, then that entity is consolidated in accordance with ASC 810, Consolidation (“ASC 810”). All material intercompany balances are eliminated upon consolidation.

Revenue Recognition

Revenues are recognized as services are completed. With respect to our hydraulic fracturing services, we recognize revenue and invoice our customers upon the completion of each fracturing stage. We typically complete one or more fracturing stages per day during the course of a job. A stage is considered complete when we have met the specifications set forth in our contract with the customer for the number of hours our equipment is in use or the volume of sand used, or when the pressure exceeds the maximum specified in the contract for our equipment. Invoices typically include an equipment charge determined by applying a base rate for the amount of time the equipment is in operation, a mobilization charge (typically only for the first stage in a job) based on the distance equipment and products are transported to the job site, and product charges for sand, chemicals and other products actually used.

With respect to sales of sand or other products to third parties, which constitute less than one percent of revenues, we recognize revenue upon shipment of the products from our facilities.

Trade Accounts Receivable

Trade accounts receivable are reported at net realizable value consisting of amounts billed less an allowance for doubtful accounts. Most areas in which we operate have provisions for a mechanic’s lien against the property on which the service is performed if such lien is filed within a specified time-frame. Determination of when receivables are past due is generally based on the age of the receivable with over 90 days deemed to be of concern.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s credit worthiness, and the condition of the general economy and the industry as a whole. We write off accounts when they are determined to be uncollectible.

Fixed Assets

Fixed asset additions are recorded at cost. Cost of units assembled within the consolidated group consists of materials, components, labor, and overhead. Expenditures for renewals and betterments that extend the lives of the assets are capitalized. An allocable amount of interest on borrowings is capitalized for self constructed assets and equipment during their construction period. Amounts spent for maintenance and repairs are charged against operations as incurred. Costs of fixed assets are depreciated on a straight-line basis over the estimated useful lives of the related assets which range from one to ten years for office and service equipment and thirty-nine years for buildings. Land costs include the purchase price, plus zoning and other costs to prepare it for its intended purpose, and any improvements not included under Buildings. Building improvements are depreciated over the lesser of the estimated useful life of the improvement or the remaining life of the building.

Management is responsible for reviewing the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss equal to the amount by which the carrying value exceeds the fair value of assets is recognized. When making this assessment, the following factors are considered: current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Inventories

Inventories consists of both raw materials and work in process. This includes sand and chemicals which are used in providing frac services and components and parts used in manufacturing and assembly. Inventories are carried at the lower of cost or market value determined on a first-in-first-out basis, except sand and chemicals, which are determined on a weighted average cost basis. Raw materials are valued at cost including freight and work in process is valued at cost plus labor and overhead.

Income Taxes

We are treated as a partnership for federal income tax purposes. As such, we generally do not directly pay income taxes on our income or benefit from losses. Instead, our income and other tax attributes are passed through to our owners for federal and where applicable, state income tax purposes. The provision for income taxes is for the Texas margin tax which is deemed to be an income tax.

We adopted the provisions of ASC 740, Income Taxes, on January 1, 2007. Previously, we had accounted for tax contingencies in accordance with ASC 450, Contingencies. As required by the uncertain tax position guidance in ASC 740, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations remained open. The adoption of this standard for the year ended December 31, 2009 had no impact on the Company.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

Unaudited Pro Forma Income Taxes

We are filing this registration statement in anticipation of a proposed initial public offering (IPO) of our common stock. Upon completion of the IPO, we will be treated as a C-Corp under the Internal Revenue Code and will be subject to income taxes. Accordingly, a pro forma income tax provision has been disclosed as if we were a C-Corp for all periods presented. We have computed pro forma tax expense using a 35% corporate level tax rate and a net apportioned state tax rate, incorporating permanent differences.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less when acquired are considered to be cash equivalents.

Advertising

Advertising costs are expensed as incurred.

Other assets

Other assets subject to amortization include loan closing costs which are being amortized using the straight-line method over the life of the related loan and software costs being amortized using the straight-line method over three years. Amortization costs (in thousands) for 2007, 2008, and 2009 totaled $265, $1,285, and $1,909, respectively.

Goodwill

In accordance with ASC 805, Business Combinations, the purchase method of accounting requires the excess of purchase price paid over the estimated fair value of identifiable tangible and intangible net assets of acquired businesses to be recorded as goodwill. Under the provisions of ASC 350, Goodwill and Other, goodwill is not amortized, and instead, is tested at least annually for impairment at the end of each year.

Interest Rate Swaps

We use interest rate swaps to manage risks related to interest rate movements on a term loan and a portion of our revolver, both of which have floating interest rates. Our interest rate risk management strategy is to stabilize cash flow requirements by maintaining interest rate swap contracts to convert portions of our variable-rate debt to fixed rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest rate swaps are contracts in which a series of interest cash flows or payments are exchanged over a prescribed period. Changes in the fair values of the instruments we use are recognized in earnings in the current period.

We account for these derivative financial instruments in accordance with ASC 815, Derivatives and Hedging. Accordingly, the derivative financial instruments are reflected on the balance sheets at their fair values, in accordance with ASC 820, Fair Value Measurements and Disclosures, as discussed in Note 8.

Presentation of Transactional Taxes

We collect and remit sales tax on revenues in jurisdictions where our services are taxable. We pay use taxes to appropriate taxing authority on our taxable purchases. We pay federal excise tax, federal heavy use tax, and report fuel taxes on our fleets of hydraulic fracturing units. Our accounting policy is to exclude tax collected and remitted from revenue and cost of sales.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

Loan From Members

Loans from members represents advances made on a line of credit established between related parties and the Company. The total of the two lines of credit are $10,000, of which $5,318 and $1,846 was outstanding as of December 31, 2008 and 2009, respectively. The lines bear interest at the rate of 6.0%. At December 31, 2009 there were subordinated notes and contributions between related parties and the Company totaling $8,260. The notes bear interest at rates ranging from 4.04% — 6.0%. All loans from members were repaid using proceeds from our November 2010 senior notes offering. See Note 7.

Customer Prepayments

Customer prepayments relate to cash received from customers for services to be provided. During 2008, the Company received a prepayment of $15,000 which was used in frac services during 2009.

Financial Instruments

The Company’s cash, accounts receivable, accounts payable and accrued expenses all approximate fair value due to the relative short term nature of the related account. Our outstanding term loans, revolving credit facility, and advances from members all bear interest rates comparable to prevailing market terms and therefore the outstanding balances approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 —	ACCOUNTS RECEIVABLE

At December 31, 2008 and 2009, we had receivables totaling $117,967 and $73,649, net of allowance for bad debts, which is inclusive of $16,651 and $14,629 of trade accounts receivable that is recorded in amounts due from related parties. Collection of receivables generally occurs between forty-five and eighty days after the invoice date. At December 31, 2008 and 2009, respectively, our allowance for bad debts was $1,615 and $3,620. Total bad debt expense for 2007, 2008, and 2009 was $1,699, $1,121 and $1,312, respectively. Certain accounts receivable were converted into notes receivable during 2008.

Receivables totaling $72,572 serve as collateral for our revolver discussed at Note 7.

NOTE 3 —	INVENTORIES

Inventories at December 31, 2008 and 2009 consisted of the amounts in the following table. Inventories totaling approximately $50,410 stood as collateral under our revolver discussed at Note 8.

	2008	2009

Proppants and chemicals	$24,461	$23,917
Maintenance parts	22,258	31,096
Fuel	37	124

Totals	$46,756	$55,137

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

NOTE 4 —	FIXED ASSETS

The following is a summary of fixed assets at December 31, 2008 and 2009. Depreciation expense totaled $38,673, $67,915, and $89,239 in 2007, 2008, and 2009, respectively. These amounts are included in costs of revenues. Construction in process of $4,835 and essentially all of our service equipment serve as collateral for our revolver (discussed at Note 7) or for other financing obligations.

	Estimated
	Useful Life
	(in years)	2008	2009

Land	N/A	$24,724	$28,021
Buildings and improvements	39	81,357	96,678
Service equipment	1-10	530,781	596,869
Vehicles and transportation equipment	5-7	34,941	34,908
Office equipment and other	3-7	10,058	10,880
Equipment construction in process	N/A	35,417	6,491
Equipment advances	N/A	4,538	5,039

Total cost of fixed assets		721,816	778,886
Accumulated depreciation		(123,284)	(208,868)

Net fixed assets		$598,532	$570,018

Major components of our service equipment, which includes fracturing units, blenders, and sand kings are depreciated over a period of ten years. High pressure iron, which is also included in service equipment, has an estimated useful life of 30 months. Also included in the balance of service equipment is the cost of manufacturing equipment which the Company utilizes for the manufacture of our service equipment components. This manufacturing equipment has a useful life ranging from five to seven years. Replacement fluid ends are capitalized over a period of one to two years.

For the years ended December 31, 2007, 2008, and 2009, we capitalized interest of approximately $2,500, $1,000, and $500, respectively.

When we order equipment from manufacturers, we are often required to pay a deposit (advance) against the total cost of the order as part of the acceptance of the order. Occasionally, we are required to make progress payments as manufacturing milestones are reached.

NOTE 5 —	GOODWILL AND OTHER INTANGIBLE ASSETS

There were no impairments as a result of our year-end goodwill impairment analysis as of December 31, 2009. The Company recorded an impairment of goodwill of $5,971 as of December 31, 2008 associated with closing the facilities of a consolidated subsidiary.

Other intangible assets consist of an air permit and other assets separately identified on acquisition of certain businesses. No impairment charge was recorded for the periods ended December 31, 2007, 2008 and 2009.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

NOTE 6 —	OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31, 2008 and 2009 consisted of the following:

	2008	2009

State sales and gross receipts tax	$15,062	$15,510
State franchise tax	3,456	2,205
Interest	2,458	2,806
Other	5,636	1,964

Totals	$26,612	$22,485

NOTE 7 —	DEBT

Revolver — In January 2007, we entered into a Credit Agreement with a group of banks to create a revolving credit facility. This facility was increased twice during 2007 and now has a $300,000 maximum. It is due in January 2010 and may be drawn on (subject to availability) or repaid at any time. Collateral for this agreement consists of accounts receivable, inventory, and a list of specified equipment. Availability under this agreement is determined using a monthly borrowing base calculation from the underlying collateral amounts. At December 31, 2009, we had $231,360 outstanding on this line. Advances under this facility are designated as Base Rate or Eurodollar Advances. At December 31, 2009, interest rates were Prime plus 5.5% (8.75%) for Base Rate Advances and LIBOR plus 6.5% (6.74%) for Eurodollar Advances. The plus-rates are adjustable quarterly based on our leverage ratio which is defined in the agreement as the ratio of the trailing twelve months’ EBITDA (as defined) to outstanding Debt.

Our revolver is considered to be Senior Bank Debt. It carries certain restrictive covenants and minimum ratio requirements. The key ratio for most of these covenants is the leverage ratio. The agreement provides limitations for operating leases, acquisitions, and capital expenditures when this ratio exceeds 2 to 1. It also provides for limitations on distributions to owners and on borrowings from third parties. There is also a compliance test using a fixed charge ratio. Some ratios act as triggers for additional disclosure requirements or can activate additional restrictive covenants. As of December 31, 2009, the Company was in compliance with all covenants except the leverage ratio. The lender subsequently suspended compliance requirements while the debt was renegotiated. In May 2010, we entered into an agreement to amend and restate the Existing Credit Agreement in its entirety. Restrictive covenants and ratio requirements were reinstated with slight modifications. The total maximum borrowing capacity of the new facility which expires in May 2011 is $200,000.

Line of Credit — In March 2009, the Company entered into an agreement to provide for borrowings under a line of credit (“LOC Agreement”). The LOC Agreement provides for maximum borrowings of $8,000 and may be drawn on or repaid at any time through March 2010, at which time any outstanding amount is due. The LOC Agreement is collateralized by certain equipment, inventory, and other assets. At December 31, 2009, the Company had $7,502 outstanding under the LOC Agreement at an interest rate of 3.98%.

The following is a summary of our long-term debt obligations, excluding the revolver, at December 31, 2008 and 2009.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

	2008	2009

Notes Payable:
Term installment notes payable with various maturities through 2012; due in monthly installments ranging from $827 to $537,076, including interest at various fixed and variable rates ranging from 2.0% to 10.75%; collateralized by equipment and vehicles	$48,704	$52,453
Term installment notes payable with various maturities through 2010; due in monthly installments ranging from $514 to $1,147, including interest at various fixed rates ranging from 0% to 6.6%; collateralized by vehicles	253	101
Term installment notes payable with various maturities through 2026; due in monthly installments ranging from $3,194 including interest to $62,500 plus interest, at various rates ranging from fixed rates of 6.48% and 6.5% to rates that float at LIBOR plus 0.85%; collateralized by airplanes	18,806	17,892
Term installment note payable maturing 2022; due in monthly installments of $12,167 at Prime minus .25% (but not less than 6%) 6% at December 31, 2008 and 2009; collateralized by real estate	1,336	1,271

Total long-term liabilities	69,099	71,717
Less current portion	(16,878)	(29,107)

Long-term portion	$52,221	$42,610

Maturities for our long-term debt including our revolver at December 31, 2009 are as follows:

Year Ending
December 31,

2010	$267,969
2011	11,486
2012	7,744
2013	8,015
2014	3,503
Thereafter	11,862

Total	$310,579

Senior Notes — On November 12, 2010, FTS and Frac Tech Finance, Inc., as co-issuers, completed a private offering of $550.0 million aggregate principal amount of 7.125% Senior Notes due 2018 (Notes). The Notes mature on November 15, 2018 and bear interest at 7.125% per annum, payable semi-annually in arrears on May 15 and November 15, beginning May 15, 2011. The Notes are unsecured and are guaranteed by FTS’s existing and future subsidiaries, subject to certain exceptions.

The proceeds from our Senior Notes offering were used to pay off our existing revolver, loans from members, and certain term installment notes. Additionally, $200 million was used as a return of capital to equity owners.

On or before November 15, 2013, we may redeem up to 35% of the Notes with proceeds of certain equity offerings at a redemption price of 107.125% of the principal amount plus accrued and unpaid interest. Prior to November 15, 2014, we may redeem some or all of the Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

governing the Notes, plus accrued and unpaid interest. On or after November 15, 2014, we may redeem all or part of the Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Redemption
Year	Price

2014	103.563%
2015	101.781%
2016 and thereafter	100.000%

Upon a change of control, as defined in the indenture, we will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest.

The indenture governing the Notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to incur or guarantee additional indebtedness or issue certain preferred stock; pay dividends on our capital stock or redeem capital stock or subordinated indebtedness; transfer or sell assets; make investments; incur liens; enter into transactions with our affiliates; and merge or consolidate with other companies.

We have agreed to file with the Securities and Exchange Commission within 240 days after November 12, 2010 a registration statement for an offer to exchange the Notes and related guarantees for registered notes and guarantees with identical terms, or in certain circumstances to file a shelf registration statement covering resales of the Notes and guarantees.

NOTE 8 —	INTEREST RATE SWAPS

During 2007, we entered into three interest rate swap agreements related to variable rate borrowings. One agreement was matched with a term note payable in the amount of $15,000 with an interest rate of LIBOR plus 0.85% and a maturity date of December 29, 2016. To minimize the effect of market changes we entered into an interest rate swap agreement under which we pay interest at a fixed rate of 5.95%. The notional amount of this swap declines directly in step with the principal payments on the loan. The scheduled termination date for this swap agreement is March 2012.

The other two agreements were related to a total of $140,000 of Eurodollar borrowings under our revolving line of credit. These borrowings float with the LIBOR rate. These two swap agreements mature in September 2010 and provide for us to pay interest at fixed rates of 4.79% on $40,000 and 4.925% on $100,000.

Effective January 1, 2008, we adopted ASC 820 for all financial instruments. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Level 1 inputs are observable quotes in an active market for identical assets and liabilities. Level 2 inputs are inputs observable for similar assets and liabilities. We consider the interest rate swap agreements Level 2 valuations since the value of these derivatives are derived from assumptions from or supported by data that is generally observable in the marketplace. Level 3 utilizes significant unobservable inputs. We currently do not have any fair value measurements within the scope of ASC 820 considered as Level 1 or Level 3 inputs.

Although these three swap agreements are related to our borrowings and are not held for trading purposes, they are classified as market-to-market derivatives. As such, the effect of changes in the swaps’ fair values and their cash flow effects are included in interest expense until the date the swap agreements mature or are terminated. As of December 31, 2008 and 2009, respectively, the fair value of these swaps was a liability of $10,674 and $5,709.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

NOTE 9 —	COMMITMENTS AND CONTINGENCIES

We lease certain administrative and sales offices and operational facilities in various cities. Rail cars are leased from two entities. We lease portions of our office equipment. In addition to lease, we rent various facilities and equipment under temporary arrangements.

During 2008 we executed master lease agreements with Comerica Leasing Corporation, VFS Leasing Co., and Wells Fargo Equipment Finance, Inc. The market value of equipment leased under these agreements totaled $31,451 at the time of the lease. Certain of the transactions included the sale of frac service equipment which was at least partially manufactured and assembled internally. Leasing companies purchased chassis equipment directly from the manufacturer, and purchased additional assembly and modifications from us. Alternatively, leasing companies purchased completed frac service equipment directly from us for the sale-leaseback transactions. Gain on sale of $1,790 was treated as deferred gain and is being amortized on a straight-line basis over the life of the lease. All leases under these agreements have five year terms, which consist of 60 monthly payments, and are treated as operating leases under ASC 840, Leases.

Total lease expense for 2007, 2008, and 2009 under operating leases consisted of the following:

	2007	2008	2009

Service equipment	$—	$8,207	$8,209
Equipment	2,041	4,229	4,456
Facilities (offices and operations)	882	1,645	1,700
Trucks	377	19	—
Office equipment	71	115	88

Totals	$3,371	$14,215	$14,453

Future minimum lease payments due under noncancellable operating leases as of December 31, 2009 consist of the following:

Year Ended
December 31,

2010	$14,147
2011	12,710
2012	10,823
2013	787
2014	34
Thereafter	45

Total	$38,546

In the ordinary course of business, we are subject to various legal proceedings and claims. Management believes that costs associated with such legal matters, if any, will not have a material adverse effect on our financial condition, results of operations, or cash flows.

Much of the equipment we purchase requires long lead times in production. Due to this fact, at most points in time we have orders and commitments for such equipment. Some of these orders are being renewed on a revolving basis to achieve our goal of maintaining a future supply of essential equipment. All of these orders are cancelable upon written notice within time frames specified in the order (generally ninety days).

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

NOTE 10 —	TRANSACTIONS WITH RELATED PARTIES

We are related through common ownership or control to various entities. Transactions with related entities during 2008 and 2009 included equipment, facilities and office leasing, reimbursement of personnel and benefits costs, equipment purchases, construction contracting, repair parts and services, materials purchases, shared insurance policies, and some other minor transactions. Related party transactions that are expected to continue consist of personnel and benefits cost reimbursements, construction contracting for facilities expansion, materials and equipment purchases, repair parts and services, and shared insurance costs, and other minor transactions. We participate with related (commonly-owned) entities to purchase most of our insurance and to obtain employee benefit coverage. We also provide frac services to an owner.

Transactions with related parties during 2007, 2008, and 2009 are summarized as follows:

	2007	2008	2009

Amounts billed to us by related parties:
Construction contracting	$19,308	$9,041	$1,200
Equipment purchases	—	—	4,947
Raw material and proppant	—	—	1
Leasing and overhead expenses	915	226	541
Equipment components and repairs	296	1,010	139

Totals	$20,519	$10,277	$6,828

Amounts billed to related parties:
For frac services	$32,998	$97,930	$41,204
Deposit with related party	—	15,000	—
Equipment sales	—	—	58
For supplies, equipment, and leasing	464	2,157	—
For overhead expenses and insurance	74	541	125

Totals	$33,536	$115,628	$41,387

During 2008, certain owners of our parent company advanced $13,500 to FTS under a preferred limited partner units agreement (“preferred units”). The preferred units were subsequently assigned to our parent. The preferred units did not provide for distribution, dividend or accumulation rights, and could be redeemed at the discretion of the holder. In October 2010, the preferred units were redeemed for $13,500.

NOTE 11 —	RETIREMENT PLAN

We maintain a 401(K) Retirement Plan. Employees may contribute a portion of their salary, up to the limits established for an individual by the IRS, to a qualified 401(K) plan. We do not provide any matching contributions.

NOTE 12 —	CONCENTRATIONS

Our primary business is providing high-pressure, high-volume fracturing services to E&P companies. These services are part of the process of completing wells after they have been drilled (and determined to have found hydrocarbons).

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

In performing our services during 2007, 2008 and 2009, we derived approximately 60%, 58% and 53%, respectively, of our revenues from our three largest customers. Each of our three largest customers in 2008 and 2009 provided more than 10% of our total revenues.

At many times during the year, our primary bank balances have exceeded federally insured limits.

NOTE 13 —	BUSINESS COMBINATION

Effective January 1, 2009, the Company acquired an existing business which manufactures resin coated sand. The acquisition was accounted for as a business combination in our consolidated balance sheets as of that date.

The fair value of the assets acquired is as follows:

Fair Value
of Assets
Acquired

Land	$100
Building	350
Service equipment	11,756
Vehicles	50

12,256
Other intangibles	5,244

Total purchase price	$17,500

The other intangibles acquired were determined to have an indefinite useful life due to the ability to renew and or extend the underlying asset for an insignificant amount. Accordingly, the asset will be reviewed for impairment in connection with the review of recoverability of other long-lived assets. For the year ending December 31, 2009, no impairment charge was recorded.

This acquisition provided a competitive advantage because the existing company possessed an existing air permit for processing. To obtain a new permit for new plant construction, if one can be obtained at all, can take up to two years to acquire.

The acquired company’s operations were modified to produce resin-coated frac sand. No existing foundry customers were retained after the conversion. Frac sand was first delivered in January 2009. The company sells to FTS and FTS customers directly.

NOTE 14 —	RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51, or SFAS No. 160” (“SFAS No. 160”) which is now incorporated into the ASC as ASC 810. ASC 810 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Among other items, ASC 810 requires that equity attributable to non-controlling interests be recognized in equity separate from that of the Company’s and that consolidated net income now includes the results of operations attributable to non-controlling interests. The Company adopted ASC 810 on January 1, 2009 and it did not have a material impact on the Company’s consolidated financial statements.

Frac Tech Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”) which is now incorporated into the ASC as ASC 810. ASC 810 changes the existing consolidation guidance applicable to a variable interest entity. Among other things, it requires a qualitative analysis to be performed in determining whether an enterprise is the primary beneficiary of a variable interest entity. ASC 810 is effective for interim and annual reporting periods that begin after November 15, 2009. The Company is currently evaluating the effect that ASC 810 will have on its consolidated financial statements.

NOTE 15 —	SUBSEQUENT EVENTS

The Company evaluated its December 31, 2009 consolidated financial statements for subsequent events through December 14, 2010, the date the financials were available to be issued.

We are not aware of any other subsequent events that would require recognition or disclosure in the consolidated financial statements, except as disclosed.

FRAC TECH

Frac Unit Manufacturing

Pump Manufacturing

Sand Production and Reserves

Resin Sand Coating Facilities

Chemicals

Logistics Network

F R A C T E C H

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Common Stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee, the amounts set forth below are estimates.

SEC Registration Fee		$49,197
FINRA Filing Fee
New York Stock Exchange listing fee
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Miscellaneous
Total	$

ITEM 14.	Indemnification of Directors and Officers

Our certificate of incorporation provides that a director will not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation also contains indemnification rights for our directors and our officers. Specifically, our certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

ITEM 15.	Recent Sales of Unregistered Securities

In December 2008, our predecessor, Frac Tech Services, L.P., issued preferred limited partnership units to our founders, Dan Wilks and Farris Wilks, for an aggregate purchase price of $13,500,000. The preferred units were subsequently assigned to our former parent entity. We redeemed the preferred units in October 2010 for $13,500,000.

On September 30, 2009, Chesapeake Energy Corporation, through a subsidiary, made a $37.5 million equity investment in us, which investment, after giving effect to certain reorganization transactions effected in January and September 2010, is evidenced by 19,900 limited liability company units in Frac Tech Holdings, LLC (“Holdings”), our direct parent entity. In connection with the Reorganization that we will consummate immediately prior to our initial public offering pursuant to this registration statement, such units will be converted into           shares of common stock of Frac Tech Services, Inc.

On May 14, 2010, Chesapeake Energy Corporation, through a subsidiary, made a $100.0 million equity investment in us, which investment, after giving effect to certain reorganization transactions effected in September 2010, is evidenced by 8,000 limited liability company units in Holdings. In connection with the Reorganization that we will consummate immediately prior to our initial public offering pursuant to this registration statement, such units will be converted into           shares of common stock of Frac Tech Services, Inc.

Pursuant to our Long-Term Incentive Plan, and as required by the employment agreement we entered into with Marc Rowland, our new President and CFO, on October 4, 2010, we granted to Mr. Rowland an option effective concurrently with the commencement of his employment on November 1, 2010 to purchase two percent of the outstanding limited liability company units of Holdings, on a post-exercise basis, or 2,807 units. In connection with the Reorganization that we will consummate immediately prior to our initial public offering pursuant to this registration statement, such units will be converted into           shares of common stock of Frac Tech Services, Inc.

On November 12, 2010, we completed a private offering of $550.0 million in principal amount of our 7.125% Senior Notes due 2018. The initial purchasers of the Senior Notes in this offering were Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Wells Fargo Securities, LLC, Jefferies & Company, Inc., Johnson Rice & Company, L.L.C., Comerica Securities, Inc. and Simmons & Company Incorporated. Pursuant to a Purchase Agreement between us and the initial purchasers, we sold the Senior Notes to the initial purchasers for $539.0 million (reflecting a discount of 2.0%), and the initial purchasers resold the Senior Notes at par to qualified institutional buyers under Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

The foregoing issuances of securities by us and our predecessors did not involve any underwriters or public offerings, and we believe that such issuances were exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, in the case of the option issued under our Long-Term Incentive Plan, pursuant to Rule 701 under the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2	.1*	Form of Agreement and Plan of Merger dated , 2011, between Frac Tech Holdings, LLC and Frac Tech Services, LLC
2	.2*	Form of Agreement and Plan of Merger dated , 2011, between Frac Tech Services, LLC and Frac Tech Finance, Inc.
3	.1*	Form of Certificate of Incorporation, as amended, of Frac Tech Services, Inc.
3	.2*	Form of Bylaws of Frac Tech Services, Inc.
4	.1*	Form of Common Stock Certificate
4	.2*	Form of Registration Rights Agreement
5	.1*	Opinion of Thompson & Knight LLP as to the legality of the securities being registered
10	.1*	[List applicable material contracts]
21	.1*	List of Subsidiaries of Frac Tech Services, Inc.
23.1		Consent of Grant Thornton LLP
23	.3*	Consent of Thompson & Knight LLP (included as part of Exhibit 5.1 hereto)
24.1		Power of Attorney (included on the signature page of the initial filing of the registration statement)

*	To be filed by amendment.

ITEM 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cisco, State of Texas, on February 14, 2011.

FRAC TECH SERVICES, INC.

By:	/s/ Dan Wilks
Name:     Dan Wilks

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement on Form S-1 has been signed by the following persons in the capacities indicated on February 14, 2011. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ Dan Wilks Dan Wilks	Chief Executive Officer and Director (principal executive officer)

/s/ Marc Rowland Marc Rowland	President and Chief Financial Officer (principal financial officer)

/s/ Kevin McGlinch Kevin McGlinch	Senior Vice President — Finance and Treasurer (principal accounting officer)

/s/ Farris Wilks Farris Wilks	Director

* Bill Barker	Director

* Domenic J. Dell’Osso	Director

*By:	/s/ Marc Rowland
Marc Rowland,
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
*2	.1	Form of Agreement and Plan of Merger dated , 2011, between Frac Tech Holdings, LLC and Frac Tech Services, LLC
*2	.2	Form of Agreement and Plan of Merger dated , 2011, between Frac Tech Services, LLC and Frac Tech Finance, Inc.
*3	.1	Form of Certificate of Incorporation, as amended, of Frac Tech Services, Inc.
*3	.2	Form of Bylaws of Frac Tech Services, Inc.
*4	.1	Form of Common Stock Certificate
*4	.2	Form of Registration Rights Agreement
*5	.1	Opinion of Thompson & Knight LLP as to the legality of the securities being registered
*10	.1	[List applicable material contracts]
*21	.1	List of Subsidiaries of Frac Tech Services, Inc.
23.1		Consent of Grant Thornton LLP
*23	.3	Consent of Thompson & Knight LLP (included as part of Exhibit 5.1 hereto)
24.1		Power of Attorney (included on the signature page of the initial filing of the registration statement)

*	To be filed by amendment.